Filed Pursuant To Rule 424(b)(3)

Registration No. 333-134547

July 7, 2006

BRISTOL BANK

1493 Sunset Drive

Coral Gables, Florida 33143

(305) 661-0400

Dear Shareholder:

You are cordially invited to attend the 2006 Annual Meeting of the Shareholders of Bristol Bank (“Bristol”) to be held on Friday, August 11, 2006 at 9:00 a.m. local time, at the corporate headquarters of Bristol located at 1493 Sunset Drive, Coral Gables, Florida 33143. At the Annual Meeting, you will be asked to consider and vote upon, among other proposals, an Agreement and Plan of Merger dated March 7, 2006 (“Merger Agreement”), pursuant to which Bristol will be merged with and into Bank of Florida, a state-chartered commercial bank and wholly-owned subsidiary of Bancshares of Florida, Inc., a Florida bank holding company. If the Merger Agreement is approved at the Annual Meeting and the merger is completed, each share of common stock of Bristol will be converted, at the effective time of the merger, into the right to receive from 0.7001 to 0.9471 shares of Bancshares of Florida common stock, or $16.83 per share in cash. The final exchange ratio for the common stock to be received and the final allocation of the merger consideration between stock and cash is subject to possible adjustment in accordance with the terms of the Merger Agreement.

Bancshares of Florida common stock is traded on the Nasdaq National Market System under the symbol “BOFL.” The closing price of Bancshares of Florida common stock on June 30, 2006 was $22.00.

The merger cannot be completed unless Bristol’s shareholders approve the Merger Agreement at the Annual Meeting. If you were a shareholder of record of Bristol common stock on June 29, 2006, you are entitled to vote at the Annual Meeting. WHETHER OR NOT YOU PLAN TO ATTEND, PLEASE TAKE THE TIME TO VOTE BY COMPLETING AND MAILING THE ENCLOSED PROXY CARD.

Directors of Bristol own approximately 75,637 shares of Bristol Class B common stock eligible to vote at Bristol’s Annual Meeting. Dennis A. Markos (a 13.7% shareholder) owns 55,144 shares. Back Nine Partners, LLC, a limited liability company controlled by Christopher F. Roden, Bristol’s Chairman of the Board, owns 33,334 shares, and 1493 Sunset Partnership, a Florida general partnership of which Gilbert A. Haddad, a director of Bristol, is a general partner, owns 55,613 shares. Mr. Haddad’s wife owns 20,304 shares. Collectively, the foregoing shareholders own approximately 240,032 shares of the 402,400 outstanding shares of Class B voting stock, or 59.65% of the outstanding voting shares of Bristol. In connection with the Merger Agreement each director of Bristol, along with Dennis A. Markos, entered into a voting agreement which obligates him or her to vote shares owned or controlled by him or her in favor of the Merger Agreement. We expect that all of these voting agreements will be honored and each share of Class B common stock subject thereto will be voted in favor of the Merger Agreement.

This Proxy Statement/Prospectus provides you with detailed information about the merger, Bancshares of Florida and the shares of Bancshares of Florida common stock that will be issued if the merger is completed. We encourage you to read this entire document carefully.

THE BOARD OF DIRECTORS OF BRISTOL BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF BRISTOL’S SHAREHOLDERS. THE BOARD HAS APPROVED THE MERGER WITH BANK OF FLORIDA AND RECOMMENDS THAT YOU VOTE IN FAVOR OF THE PROPOSAL TO APPROVE THE MERGER AGREEMENT.

Sincerely,

/s/ Christopher F. Roden
Christopher F. Roden
Chairman of the Board

Neither the Securities and Exchange Commission, nor the Federal Deposit Insurance Corporation (“FDIC”), nor any state securities commission has approved of the Bancshares of Florida common stock to be issued in the merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense. The shares of Bancshares of Florida common stock to be issued to Bristol Bank’s shareholders are not deposits or savings accounts and are not obligations of or guaranteed by Bancshares of Florida or its subsidiaries. They are not insured by the FDIC or any other government agency and are subject to investment risk, including the possible loss of principal.

Bristol Bank’s shareholders have dissenters’ rights under Florida law. Please see “Dissenters’ Rights” on page 40 of this Proxy Statement/Prospectus for more information.

We have not authorized anyone to provide you with any information other than the information included in this document and the documents we refer you to in this document. If someone provides you with other information, please do not rely on it as being authorized by us.

This Proxy Statement/Prospectus has been prepared as of June 30, 2006. There may be changes in the affairs of Bancshares of Florida or Bristol Bank since that date which are not reflected in this document.

The Proxy Statement/Prospectus is dated (and is being mailed to Bristol Bank’s shareholders on or about) July 7, 2006.

BRISTOL BANK

1493 Sunset Drive

Coral Gables, Florida 33143

(305) 661-0400

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD AUGUST 11, 2006

To the Shareholders of Bristol Bank:

The 2006 Annual Meeting of Shareholders of Bristol Bank will be held on Friday, August 11, 2006 at 9:00 a.m. local time, at 1493 Sunset Drive, Coral Gables, Florida 33143, for the following purposes:

(1)	The election of eleven members of the Board of Directors, each for a one-year term;

(2)	The ratification of the appointment of Hacker, Johnson & Smith, P.A. as Bristol Bank’s independent auditors, for the fiscal year ending December 31, 2006;

(3)

To consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger (“Merger Agreement”) pursuant to which Bristol Bank will be merged with and into Bank of Florida, a Florida state-chartered bank and wholly-owned subsidiary of Bancshares of Florida, Inc., a Florida corporation and a registered bank holding company; and

(4)	To adjourn the Annual Meeting in order to solicit additional proxies in the event there is an insufficient number of votes to adopt Proposals 1, 2 or 3.

The Merger Agreement is more completely described in the accompanying Proxy Statement/Prospectus, and a copy of the Merger Agreement is attached as Appendix A to the Proxy Statement/Prospectus. The Proxy Statement/Prospectus is not a substitute for the Merger Agreement. The terms of the Merger Agreement are not modified by the terms of the Proxy Statement/Prospectus. PLEASE REVIEW THESE MATERIALS CAREFULLY AND CONSIDER FULLY THE INFORMATION CONTAINED THEREIN.

Action may be taken on the above proposals at the Annual Meeting on the date specified above or on any date or dates to which the Annual Meeting may be adjourned or postponed. Only holders of record of Bristol Bank common stock at the close of business on June 29, 2006, the record date for the Annual Meeting, will be entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof. The affirmative vote of Bristol Bank shareholders owning a majority of the outstanding shares of Bristol Bank Class B common stock is required for approval of the Merger Agreement. Proposal 1, the election of Directors, requires a plurality of the votes cast at the meeting and Proposals 2 and 4 each requires a majority of the votes cast at the meeting.

THE BOARD OF DIRECTORS OF BRISTOL BANK RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE ELECTION OF THE ELEVEN DIRECTOR NOMINEES, “FOR” THE RATIFICATION OF THE APPOINTMENT OF HACKER JOHNSON & SMITH, P.A. AS BRISTOL BANK’S INDEPENDENT AUDITORS FOR THE YEAR 2006, “FOR” THE APPROVAL OF THE MERGER AGREEMENT AND “FOR” THE ADJOURNMENT OF THE ANNUAL MEETING.

Your vote is important. Whether or not you plan to attend the Annual Meeting in person, please complete, sign and date the enclosed proxy card and return it without delay in the enclosed postage-paid envelope. This will ensure your representation at the Annual Meeting and may avoid the cost of additional communications. This will not prevent you from voting in person at the Annual Meeting. You may revoke your proxy at any time before it is voted by signing and returning a later dated proxy with respect to the same shares, by filing with the Corporate Secretary of Bristol a written revocation bearing a later date, or by attending and voting in person at the Annual Meeting.

By Order of the Board of Directors,

/s/ Christopher F. Roden
Christopher F. Roden
Chairman of the Board of Directors
Coral Gables, Florida
July 7, 2006

PLEASE COMPLETE, SIGN, DATE, AND RETURN THE ENCLOSED PROXY CARD,

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING.

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates important business and financial information about Bancshares of Florida, Inc. from documents filed with the Securities and Exchange Commission, which in this document we refer to as the SEC, that are not included in or delivered with this document. The information is available to you without charge upon your written or oral request to Bancshares of Florida, Inc., which in this document we refer to as Bancshares of Florida. You can obtain documents incorporated by reference in this document, other than certain exhibits to those documents, by requesting them in writing or by telephone from Bancshares of Florida at the following address:

Michael L. McMullan

Chief Executive Officer and President

Bancshares of Florida, Inc.

1185 Immokalee Road

Naples, Florida 34110

(239) 254-2100

You also may obtain these documents at the SEC’s web site www.sec.gov.

In order to timely obtain copies of such information, you must request the information no later than August 1, 2006.

ADDITIONAL INFORMATION

The Boards of Directors of Bancshares of Florida, Inc. (“Bancshares of Florida”), Bank of Florida and Bristol Bank (“Bristol”) have agreed to a transaction that will result in Bristol being merged with and into Bank of Florida, a wholly-owned subsidiary of Bancshares of Florida. Some important facts about this transaction are listed below.

Facts for Bristol’s Shareholders

•	Bristol will merge with and into Bank of Florida.

•	Your Board of Directors unanimously recommends the merger.

•

Bristol shareholders will exchange all of their shares, 402,400 shares of Class B common stock and 804,800 shares of Class A common stock, for either shares of Bancshares of Florida’s common stock, cash or a combination of common stock and cash.

•

Bristol shareholders electing to receive cash for all or a portion of their shares will receive $16.83 per share without interest for each Bristol share, subject to proration. The parties have agreed that only 30% of the outstanding shares of Bristol’s common stock may be exchanged for cash consideration (including those shares for which dissenters’ rights have been perfected). Furthermore, all Bristol shareholders who properly exercise dissenters’ rights will be entitled to be paid only cash consideration. Except as stated below, all shares held by Bristol shareholders who elect to receive cash will be subject to proration. Therefore, in the event shareholders owning 30% or more of Bristol’s outstanding shares either elect cash or properly exercise dissenters’ rights, shareholders of Bristol electing cash consideration will receive some or all Bancshares common stock and some or no cash in exchange for their Bristol common stock. Bristol shareholders who elect to receive at least 70% stock consideration will only be subject to proration to the extent the number of their shares for which they would otherwise have received cash consideration is reduced by a pro rata portion of the number of shares for which dissenters’ rights have been perfected. If there are dissenting shareholders, the Merger Agreement also provides for an escrow account in the amount of $100,000 to cover the potential expenses of a dissenters’ proceeding. Should an escrow account be established, the cash consideration to be received upon consummation of the merger would be $16.55 per share, assuming Bristol shareholders electing to receive cash and dissenting shareholders together represent 30% or more of Bristol’s common shares outstanding. Therefore, if any of Bristol’s shareholders properly perfect their dissenters’ rights, the cash consideration available to other Bristol shareholders will be reduced, regardless of the amount actually paid to the dissenting shareholders at the conclusion of the dissenters’ rights procedure.

•

Bristol shareholders electing to receive Bancshares of Florida’s common stock for all or a portion of their shares will receive from 0.7001 shares to 0.9471 shares of Bancshares of Florida common stock for each Bristol share, based upon the exchange ratio calculated as of the day prior to the closing date. The exchange ratio used will be determined by the average closing price for Bancshares of Florida’s common stock during the 20 consecutive trading days ending on, and including, the day immediately preceding the closing date. If the 20 day average closing price for Bancshares of Florida’s common stock is between $17.77 and $24.04 per share, the exchange ratio will be equal to $16.83 divided by the 20 day average closing prices for Bancshares of Florida’s common stock. However, if the 20 day average closing price is equal to or less than $17.77 per share, the exchange ratio will be fixed at 0.9471. Similarly, if the 20 day average closing price is equal to or greater than $24.04 per share, the exchange ratio will be fixed at 0.7001.

•

In addition to the shares of common stock issued to Bristol’s shareholders, Bancshares of Florida expects to issue between 24,552 and 33,218 shares of its common stock as consideration for the cancellation of all Bristol’s outstanding stock options. The issuance of Bancshares of Florida common stock as consideration for the cancellation of certain Bristol stock options may require additional regulatory approval.

•

Based on the assumptions detailed above regarding the exchange ratio and the cash consideration to be paid, Bristol’s shareholders will own approximately between 6.5% and 8.6% of the issued and outstanding shares of Bancshares of Florida, including the shares expected to be issued in connection with the cancellation of Bristol’s outstanding stock options.

•

In the exchange, if you receive only shares of Bancshares of Florida’s common stock, no gain or loss will be recognized. If you receive cash for all of your Bristol shares or in lieu of fractional shares of Bancshares of Florida’s common stock, you will recognize gain or loss. If you receive a combination of cash and shares of Bancshares of Florida’s common stock, you will recognize some gain, but not loss, to the extent of the amount of cash received. We recommend, however, that every shareholder consult their own tax advisor to determine what effect the exchange will have on their personal tax position.

•	Bristol will hold an Annual Meeting of shareholders on August 11, 2006 to vote on the merger.

•	We expect to complete the merger by November 1, 2006.

Proxy Statement/Prospectus. This document serves two purposes. It is a Proxy Statement being distributed by Bristol to its shareholders in connection with the Annual Meeting of Shareholders of Bristol to consider, among other proposals, the approval of the Merger Agreement. It is also Bancshares of Florida’s Prospectus offering to issue shares of its common stock in exchange for shares of Bristol’s common stock. This document is, therefore, referred to as the Proxy Statement/Prospectus. It contains important information about the merger. You should read it carefully.

Merger Consideration. If the merger is approved, Bristol shareholders will be given the opportunity to elect whether they want to receive Bancshares of Florida’s common stock, cash or a combination of common stock and cash in exchange for their shares of Bristol common stock. The parties have agreed that the number of shares of Bristol common stock to be converted into the right to receive cash consideration (including any shares held by shareholders properly perfecting dissenters’ rights) shall not exceed 30% of the aggregate number of shares of Bristol common stock outstanding immediately prior to the effective time of the closing of the transaction contemplated by the Merger Agreement. Therefore, your election may be prorated to ensure that such limits are not exceeded.

Based on the assumption that shareholders electing to receive cash represent at least 30% of Bristol’s common shares outstanding and that there are no shareholders who perfect their dissenters’ rights, Bristol shareholders would receive between 591,612 and 800,337 shares of Bancshares of Florida’s common stock and approximately $6.1 million in cash, the maximum cash consideration to be paid in connection with the merger. The actual number of shares of common stock that Bancshares will issue to Bristol shareholders will be determined by an exchange ratio based upon the average closing price for Bancshares of Florida common stock during the 20 consecutive trading days ending on, and including, the day immediately preceding the closing date. Furthermore, the parties intend that the aggregate cash consideration paid to Bristol’s shareholders will be reduced if any of Bristol’s shareholders perfect their dissenters’ rights. In addition to the shares issued to Bristol shareholders, Bancshares of Florida expects to issue between 24,552 and 33,218 shares of its common stock as consideration for the cancellation of all Bristol’s outstanding stock options. The issuance of Bancshares of Florida common stock in consideration of the cancellation of outstanding Bristol stock options may require additional regulatory approval. As a result, upon consummation of the merger, former shareholders of Bristol will own approximately between 6.5% and 8.6% of the issued and outstanding shares of Bancshares of Florida, including the shares expected to be issued in connection with the cancellation of Bristol’s outstanding stock options.

Bancshares of Florida’s common stock is traded on the Nasdaq National Market System under the symbol “BOFL.” Bristol’s common stock is not publicly traded. The closing price of Bancshares of Florida’s common stock on June 30, 2006 was $22.00.

Voting. Even if you plan to attend the Annual Meeting, please vote as soon as possible by completing and returning the enclosed proxy.

i

QUESTIONS AND ANSWERS FOR BRISTOL SHAREHOLDERS

Q:	What is the proposed transaction?

A:	Bancshares of Florida is proposing to acquire Bristol through the merger of Bristol into Bank of Florida, a wholly-owned subsidiary of Bancshares of Florida.

Q:	What am I being asked to do?

A:

After you have carefully read this Proxy Statement/Prospectus, mark and mail your signed and dated Proxy Card in the enclosed envelope. The instructions on the accompanying Proxy Card will give you more information on how to vote by mail. This will enable your shares to be represented at the Bristol Annual Meeting. If you fail to return a Proxy Card or abstain from voting, the effect will be the same as a vote against the merger.

Q:	Can I change my vote after I have submitted my proxy with voting instructions?

A:

Yes. There are three ways you can change your vote. First, you may send a written notice to Bristol’s Corporate Secretary at the address included on page 18 of this Proxy Statement/Prospectus, stating that you would like to revoke your proxy. Second, you may complete and submit a later dated proxy with new voting instructions. The latest vote actually received by Bristol prior to the Annual Meeting will be your vote, and any earlier votes will be revoked. Third, you may attend Bristol’s Annual Meeting and vote in person. Any earlier proxy votes will be revoked. Simply attending the Annual Meeting without voting, however, will not revoke your proxy.

Q:	What will I receive in the merger?

A:

You, as a Bristol shareholder, may elect the type of merger consideration you wish to receive in exchange for your shares of Bristol common stock. Depending on what you elect, or if you fail to make an election, each share of your Bristol common stock will be converted as follows:

•

If you elect to receive cash for all or a portion of your shares, you will receive, subject to proration, $16.83 for each share, without interest, provided there are no dissenting shareholders. If there are dissenting shareholders, an escrow account for $100,000 will be established in accordance with the terms of Merger Agreement to cover the expenses of a dissenters’ rights proceeding. The establishment of an escrow account will reduce the amount of cash you receive upon consummation of the merger. All shares electing to receive cash will be subject to proration as described below. If any of Bristol’s shareholders properly perfect their dissenters’ rights, the cash consideration available to other Bristol shareholders will be reduced, regardless of the amount actually paid to the dissenting shareholders at the conclusion of the dissenters’ rights procedure.

•

If you elect to receive stock for any or all of your shares, a stock election, you will receive from 0.7001 shares to 0.9471 shares of Bancshares of Florida common stock for each share, based upon the exchange ratio described below calculated as of the day prior to the closing date.

•

If you do not make an election for either cash or stock, or a combination hereof, your shares will be considered non-electing shares and you will receive the stock consideration described immediately above.

If you make a cash election, the form of merger consideration that you actually receive as a Bristol shareholder will likely be adjusted as a result of the proration procedures pursuant to the Merger Agreement as described in this Proxy Statement/Prospectus under “Amount of Stock” on page 20. These proration procedures are designed to ensure that at least 70% of the outstanding shares of Bristol common stock are exchanged for shares of Bancshares of Florida common stock and no more than 30% of the outstanding shares of Bristol common stock are either exchanged for cash or for which dissenters’ rights are perfected. Shareholders who properly exercise dissenters’ rights with respect to the merger will only be entitled to receive cash for their shares. As a result, the number of shares eligible to be converted into cash consideration will be reduced by the number of dissenting shares. Bristol shareholders who elect to receive at least 70% stock consideration will only be subject to proration to the extent the number of their shares for which they would otherwise have received cash consideration is reduced by a pro rata portion of the number of shares for which dissenters’ rights have been perfected. In addition to the proration procedures, if there are shareholders exercising dissenters’ rights, the Merger Agreement provides for an escrow account of $100,000 to cover the potential expenses of a dissenters’ rights procedure. The creation of an escrow account will reduce the per share consideration to be received by a Bristol shareholder electing to receive cash for their shares.

All Bristol shareholders who properly exercise dissenters’ rights will be entitled to be paid only cash and the parties have agreed upon a 30% limitation on the number of shares which may receive cash consideration or for which dissenters’ rights are perfected in connection with this transaction. Therefore, in the event shareholders owning 30% or more of Bristol’s common stock properly exercise dissenters’ rights, you will receive only Bancshares common stock in exchange for your Bristol common stock, provided Bancshares does not exercise its right to terminate the transaction if shareholders owning 30% or more of Bristol’s common stock elect to pursue dissenters’ rights.

The exact number of shares to be issued to a Bristol shareholder will be based on an exchange ratio which will be determined by the average closing price for Bancshares of Florida’s common stock during the 20 consecutive trading days ending on, and including, the day immediately preceding the closing date. If the average closing price is between $17.77 and $24.04 per share, the exchange ratio will be equal to $16.83 divided by the 20 day average closing price. However, if the 20 day average closing price per share is equal to or less than $17.77 per share, the exchange ratio will be fixed at 0.9471. Alternatively, if the 20 day average closing price per share is equal to or greater than $24.04 per share, the exchange ratio will be fixed at 0.7001.

Q:	How do I cash or exchange my Bristol stock certificates?

A:

After the merger is completed a letter of transmittal, together with a return envelope, will be mailed to you in order to exchange your Bristol stock certificates into Bancshares of Florida stock certificates, cash, or a combination thereof, based on your election and other factors described in this Proxy Statement/Prospectus, including the possibility of proration of the cash component of the merger consideration. The letter of transmittal will provide instructions on where to surrender your Bristol stock certificates.

Q:	When do you expect to complete the merger?

A:	We are working toward completing the merger as quickly as possible and expect to be able to complete the merger on or before November 1, 2006.

Q:	Whom should I call with questions?

A:	Bristol shareholders should call Christopher F. Roden, Chairman of the Board, at (305) 661-0400 with any questions about the merger and related issues.

Q:	What vote is required for approval?

A:

The Merger Agreement must be approved by a majority of the outstanding shares of Bristol’s Class B common stock. Therefore, if you are a Bristol shareholder and abstain or fail to vote, it will have the same effect as voting against the Merger Agreement. You are entitled to vote on the Merger Agreement if you held Bristol Class B common stock at the close of business on the record date, which is June 29, 2006. On that date, 402,400 shares of Bristol Class B common stock were outstanding and entitled to vote. Directors of Bristol own approximately 75,637 shares of Bristol Class B common stock eligible to vote at Bristol’s Annual Meeting. Dennis A. Markos (a 13.7% shareholder) owns 55,144 shares. Back Nine Partners, a limited liability company controlled by Christopher F. Roden, Bristol’s Chairman of the Board, owns 33,334 shares, and 1493 Sunset Partnership, a Florida general partnership of which Gilbert A. Haddad, a director of Bristol, is a general partner, owns 55,613 shares. Mr. Haddad’s wife owns 20,304 shares. Collectively, the foregoing shareholders own approximately 240,032 shares of the 402,400 outstanding shares of Class B voting stock, or 59.65% of the outstanding voting shares of Bristol. In connection with the Merger Agreement each director , along with Dennis A. Markos , entered into a voting agreement which obligates him or her to vote all shares owned or controlled by him or her in favor of the Merger Agreement. Approximately 215,701 shares, or 53.60% of shares of Class B common stock eligible to vote are covered by these voting agreements. Bristol expects that all of these voting agreements will be honored and each share of Class B common stock subject thereto will be voted in favor of the Merger Agreement.

Proposal 1, the election of Directors, requires a plurality of the votes cast at the meeting and Proposals 2 and 4 each requires a majority of the votes cast at the meeting.

Q:	How does the Bristol Board of Directors recommend that I vote my shares?

A:

After careful consideration, the Board of Directors of Bristol has unanimously determined that the merger is advisable and fair and in the best interests of Bristol and its shareholders and approved the Merger Agreement and the merger. Accordingly, the Board of Directors of Bristol recommends that you vote “FOR” the proposal to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, “FOR” the election of the eleven nominees to the Board of Directors of Bristol, “FOR” the ratification of the appointment of Hacker Johnson & Smith, P.A. as Bristol’s independent auditors for 2006 and “FOR” the adjournment of the Annual Meeting in the event insufficient votes are cast to adopt the foregoing proposals.

Q:	What are the United States Federal Income Tax consequences of the merger for me?

A:

The merger should qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code. If the merger qualifies as a reorganization under U.S. federal income tax laws, a holder of Bristol common stock generally will not recognize any gain or loss under U.S. federal income tax laws on the exchange of Bristol common shares solely for Bancshares of Florida common shares. A U.S. holder generally will recognize gain, but not loss, if any cash is received in exchange for the holder’s Bristol common stock.

For a more detailed description of the tax consequences of the exchange of Bristol common stock in the merger, please see “ Federal Income Tax Consequences of the Merger” beginning on page 31.

Q:	Am I entitled to dissenters’ rights?

A:

Each holder of Bristol common stock has the right under Section 658.44, Florida Statutes, to dissent and, if the merger is completed, to receive the “fair value” of his or her shares in cash. Shareholders who intend to exercise their dissenters’ rights must carefully follow the requirements of the statute, and they should consult with their own legal counsel. Shareholders who exercise dissenters’ rights may have taxable income as a result, so shareholders who intend to dissent should also consult with their own tax advisers.

For a more detailed description of the dissenters’ rights available to Bristol shareholders in the merger, please see “Dissenters’ Rights” beginning on page 40.

About Electing the Merger Consideration

Q:	How do I make a cash election or stock election?

A:

A form of election will be sent to you at least 20 days prior to the effective time of the merger. Bristol shareholders should carefully review and follow the instructions to complete the form of election. To make a cash election or a stock election, Bristol shareholders must properly complete, sign and send the form of election to Bristol, as indicated on the form.

Bristol must receive the form of election by the election deadline. The election deadline will be 5:00 p.m., Coral Gables time, on the fifth business day prior to the effective time of the merger. The election deadline will be identified in the form of election.

Q:	Can Bristol shareholders elect to receive cash consideration for a portion of their Bristol shares and stock consideration for their remaining Bristol shares?

A:	Yes. The form of election will provide for an election to be made for cash or stock consideration, or a combination thereof, for all or any portion of their Bristol shares.

Q:	Can Bristol shareholders change their election after the form of election has been submitted?

A:	No. All elections are irrevocable. Accordingly, you must consider and complete your form of election carefully.

Q:	May I transfer Bristol shares after an election is made?

A:	No. Bristol shareholders who have made elections will be unable to sell or otherwise transfer their shares after making the election, unless the Merger Agreement is terminated.

Q:	What if a Bristol shareholder does not send a form of election or it is not received?

A:

If Bristol does not receive a properly completed form of election from you before the election deadline, then all of your Bristol shares will be exchanged for stock consideration. You will bear the risk of delivery and should send any form of election by courier or by hand to the appropriate address shown in the form of election.

Q:	May I submit a form of election if I vote against the merger?

A:	Yes. You may submit a form of election even if you vote against adopting the Merger Agreement.

Risks and How to Get More Information

Q:	Are there any risks related to owning Bancshares of Florida common stock?

A:	Yes. You should carefully review the section entitled “Risk Factors” in this Proxy Statement/Prospectus.

Additional factors Bristol’s shareholders should consider before they decide how to vote on the merger are described in this Proxy Statement/Prospectus under the heading “Risk Factors” which begins on page 13.

[Intentionally left blank]

SUMMARY

This summary highlights the material terms of the proposed merger between Bancshares of Florida and Bristol. As used herein, the term “merger” shall refer to the merger transaction contemplated by the Agreement and Plan of Merger by and among Bancshares of Florida, Bank of Florida, and Bristol, dated March 7, 2006 (the “Merger Agreement”). For a more complete description of the terms of the merger, and the parties to it, you should carefully read this entire Proxy Statement/Prospectus, the documents that accompany this Proxy Statement/Prospectus, especially the Merger Agreement itself, and the documents to which we refer you. See “Where You Can Get Additional Information”.

Bristol’s Annual Meeting (Page 17)

Bristol will hold its Annual Meeting of Shareholders at 9:00 a.m. on August 11, 2006 at 1493 Sunset Drive, Coral Gables, Florida 33143. If you owned shares of Bristol Class B common stock at the close of business on the record date of June 29, 2006, you may vote at Bristol’s Annual Meeting.

On the record date for Bristol’s Annual Meeting, there were 402,400 shares of Bristol Class B common stock and 804,800 shares of Bristol Class A common stock outstanding. Each Bristol shareholder will have one vote at Bristol’s Annual Meeting for each share of Class B common stock he or she owned on the record date.

The matters for consideration at the Annual Meeting are the election of eleven nominees to the Board of Directors of Bristol, the ratification of the appointment of Hacker Johnson & Smith, P.A. as Bristol’s independent auditors for the fiscal year ending December 31, 2006, the approval of the Merger Agreement and the adjournment of the Annual Meeting in the event there is an insufficient amount of votes present to adopt the foregoing Proposals.

The Affirmative Vote of the Holders of a Majority of Bristol’s Outstanding Shares of Class B Common Stock is Required to Approve the Merger (Page 18)

Approval of the Merger Agreement requires the affirmative vote of the holders of a majority of Bristol’s outstanding shares of Class B common stock. Because a majority vote of all shares of Class B common stock is required to approve the merger, your failure to vote will have the same effect as a vote against approval of the merger. Proposal 1 (the election of Directors) requires a plurality of the votes cast at the meeting and Proposal 2 (ratification of appointment of auditors) and Proposal 4 (adjournment in the event of insufficient vote) each requires a majority of the votes cast at the meeting.

Directors of Bristol own approximately 75,637 shares of Bristol Class B common stock eligible to vote at Bristol’s Annual Meeting. Dennis A. Markos (a 13.7% shareholder) owns 55,144 shares. Back Nine Partners, LLC, a limited liability company controlled by Christopher F. Roden, Bristol’s Chairman of the Board, owns 33,334 shares, and 1493 Sunset Partnership, a Florida general partnership of which Gilbert A. Haddad, a director of Bristol, is a general partner, owns 55,613 shares. Mr. Haddad’s wife owns 20,304 shares. Collectively, the foregoing shareholders own approximately 240,032 shares of the 402,400 outstanding shares of Class B voting stock, or 59.65% or the outstanding voting shares of Bristol. In connection with the Merger Agreement each director along with Dennis A. Markos, has entered into a voting agreement which obligates him or her to vote all shares owned or controlled by him or her in favor of the Merger Agreement. Approximately 215,701 shares, or 53.60% of the shares of Class B common stock eligible to vote are covered by these voting agreements. We expect that all of these voting agreements will be honored and each share of Class B common stock subject thereto will be voted in favor of the Merger Agreement.

The Companies (Page 33)

Bancshares of Florida, Inc.

1185 Immokalee Road,

Naples, Florida 34110

(239) 254-2100

Bancshares of Florida is a multi-bank holding company formed in 1998 and headquartered in Naples, Florida. Bancshares of Florida operates seven full-service branches through three banking subsidiaries: Bank of Florida – Southwest, headquartered in Naples, Florida; Bank of Florida, headquartered in Ft. Lauderdale, Florida; and Bank of Florida – Tampa Bay, headquartered in Tampa, Florida. Each bank operates with a separate management team and Board of Directors, emphasizing localized decision making and accountability, while having the support of centralized credit administration, technology and other operational functions at the holding company level. Bancshares of Florida provides highly personalized financial services to its target customer base of locally owned businesses, professional firms, real estate developers and investors, non-profit companies, and professionals, entrepreneurs, and their business interests.

Bancshares of Florida believes its success has been built on the strength of its management team and directors, its conservative credit culture, the attractive growth characteristics of the markets in which it operates and the ability to expand its franchise by attracting seasoned bankers with long-standing relationships in their communities. Bancshares of Florida believes that its decentralized community banking strategy allows its banks to compete effectively with larger competitors by providing superior, personalized customer service and local decision making capabilities, while at the same time leveraging a sophisticated and centralized back office infrastructure.

In the tradition of “private banking,” Bancshares of Florida provides its clients with customized individual and corporate services, including a variety of loan and deposit products, as well as wealth management services. Its bank subsidiaries offer a wide array of interest bearing and non-interest bearing accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, regular interest bearing statement savings accounts, and certificates of deposit. Bancshares of Florida’s lending products include commercial loans, real estate loans, home equity loans and consumer/installment loans. In addition, the bank subsidiaries provide such consumer services as U.S. Savings Bonds, traveler’s checks, cashier’s checks, safe deposit boxes, bank-by-mail services, direct deposit, on-line banking, and automatic teller services. Specialized services to commercial customers include cash management, expanded on-line banking, lock box services, and door-to-door banking.

Bank of Florida Trust Company, Bancshares of Florida’s trust subsidiary headquartered in Naples, Florida, provides Bancshares of Florida’s customers with wealth management and fiduciary services, as a trustee, executor, administrator, guardian, custodian of funds, asset manager and investment advisor. The trust company serves all of Bancshares of Florida’s bank subsidiaries, generally having a representative situated in each local bank with a link to centralized administrative and support services, which also facilitates cross-selling with commercial lending customers.

(Bank of Florida – Southwest, Bank of Florida and Bank of Florida – Tampa Bay are collectively referred to in this Proxy Statement/Prospectus as the “Subsidiary Banks”).

Bristol Bank

1493 Sunset Drive

Coral Gables, Florida 33143

(305) 661-0400

Bristol is a Florida state-chartered bank, which commenced operations on December 30, 1999. At December 31, 2005, Bristol had $91.2 million in assets, $59.4 million in loans, net, $69.3 million in deposits and $10.1 million in shareholders’ equity. Bristol operates from its main office located at 1493 Sunset Drive Coral Gables, Florida 33143.

The Merger (Page 19)

Upon completion of the merger, Bristol will be merged with and into Bank of Florida. Based on the assumption that Bristol shareholders owning 30% or more of Bristol’s outstanding common stock will elect to receive cash, and no shareholders properly exercise dissenters’ rights, Bristol shareholders will receive between 591,612 and 800,337 shares of Bancshares of Florida’s common stock and approximately $6.1 million in cash, the maximum cash consideration to be paid to Bristol’s shareholders in connection with the merger. The parties intend that the aggregate amount of cash consideration to be paid to Bristol shareholders who elect to receive cash consideration will be reduced if any Bristol shareholders properly exercise dissenters’ rights. In addition to the shares issued to Bristol shareholders, Bancshares of Florida expects to issue between 24,552 and 33,218 shares of its common stock as consideration for the cancellation of all Bristol’s outstanding stock options. The issuance of shares of Bancshares common stock in consideration for the cancellation of Bristol stock options may require additional regulatory approvals. As a result, upon consummation of the merger, former shareholders of Bristol will own between 6.5% and 8.6% of the issued and outstanding shares of Bancshares of Florida, including the shares expected to be issued in connection with the cancellation of Bristol’s outstanding stock options.

The per share cash consideration to be paid to Bristol’s shareholders will be $16.83, unless there are Bristol shareholders who perfect their dissenters’ rights. If there are dissenting shareholders, the Merger Agreement also provides for the establishment of an escrow account in the amount of $100,000 to cover the potential expenses of a dissenters’ proceeding. Should an escrow account be established, the cash consideration to be received upon the consummation of the merger would be $16.55 per share, assuming Bristol shareholders electing to receive cash and dissenting shareholders together represent 30% or more of Bristol’s common shares outstanding. Therefore, the parties intend that if any of Bristol’s shareholders properly perfect their dissenters’ rights, the cash consideration available to other Bristol shareholders will be reduced, regardless of the amount actually paid to the dissenting shareholders at the conclusion of the dissenters’ rights procedure.

The exact number of shares to be issued to a Bristol shareholder will be based on the exchange ratio, which will be determined by the average closing price for Bancshares of Florida’s common stock during the 20 consecutive trading days ending on, and including, the day immediately preceding the closing date. If the average closing price is between $17.77 and $24.04 per share, the exchange ratio will be equal to $16.83 divided by the 20 day average closing price as defined above. However, if the 20 day average closing price per share is equal to or less than $17.77 per share, the exchange ratio will be fixed at 0.9471. Alternatively, if the 20 day average closing price per share is equal to or greater than $24.04 per share, the exchange ratio will be fixed at 0.7001.

The Merger Agreement is attached as Appendix A of this Proxy Statement/Prospectus. You are encouraged to read the Merger Agreement, as it is the legal document that governs the merger.

The Board of Directors of Bristol believes that the merger will help fulfill its long term goals of:

•	enhancing shareholder value;

•	adding financial products and services; and

•	serving its community.

The Board of Directors of Bristol Unanimously Recommends that Shareholders Vote “FOR” Approval of the Merger (Page 32)

Bristol Shareholders to Choose between Receiving Bancshares of Florida Common Stock or Cash, Subject to Proration (Page 20)

You, as a Bristol shareholder, may elect the type of merger consideration you wish to receive in exchange for your shares of Bristol common stock. Depending on what you elect, or if you fail to make an election, each share of Bristol common stock will be converted as follows:

•

If you elect to receive cash for all or a portion of your shares, a cash election, you will receive $16.83 for each share, without interest, provided there are no dissenting shareholders. If there are dissenting shareholders, your cash election shares will be subject to proration, as described below, and an escrow account for $100,000 will be established in accordance with the terms of Merger Agreement to cover the expenses of a dissenters’ rights proceeding. The establishment of an escrow account will reduce the amount of cash you receive upon consummation of the merger.

•

If you elect to receive stock for any or all of your shares, a stock election, you will receive from 0.7001 shares to 0.9471 shares of Bancshares of Florida common stock for each share, based upon the exchange ratio calculated as of the closing date.

•	If you do not make an election for either cash or stock, or a combination thereof, your shares will be considered non-electing shares and you will receive the stock consideration described above.

If you make a cash election, the mix of merger consideration that you actually receive as a Bristol shareholder will likely be adjusted as a result of the proration procedures pursuant to the Merger Agreement. These proration procedures are designed to ensure that stock consideration is issued for at least 70% of the outstanding shares of Bristol common stock and that cash consideration is paid for no more than 30% of the outstanding shares of Bristol common stock, as reduced by the number of shares for which dissenters’ rights are perfected. Bristol shareholders who elect to receive at least 70% stock consideration will only be subject to proration to the extent the number of their shares for which they would otherwise have received cash consideration is reduced by a pro rata portion of the number of shares for which dissenters’ rights have been perfected. In addition to the proration procedures, if there are shareholders exercising dissenters’ rights, the Merger Agreement provides for an escrow account of $100,000 to cover potential expenses of a dissenters’ rights procedure. The creation of an escrow account will reduce the per share consideration to be received by a Bristol shareholder electing to receive cash for their shares.

It is the parties intent that if any of Bristol’s shareholders properly perfect their dissenters’ rights, the aggregate cash consideration available to other Bristol shareholders will be reduced, regardless of the amount actually paid to the dissenting shareholders at the conclusion of the dissenters’ rights procedure. If the aggregate number of Bristol shares for which cash elections are made, plus the number of Bristol shares for which their owners have properly exercised their dissenters’ rights exceeds the 30% threshold, then a portion of the Bristol shares for which cash elections are made will be exchanged for Bancshares of Florida common stock on a pro rata basis so that the total number of Bristol shares exchanged for cash, including all dissenting shares, will not exceed the 30% threshold.

The exact number of shares to be issued to a Bristol shareholder will be based on the exchange ratio, which will be determined by the average closing price of Bancshares of Florida’s common stock during the 20 consecutive trading days ending on, and including, the day immediately preceding the closing date. If the average closing price is between $17.77 and $24.04 per share, the exchange ratio will be equal to $16.83 divided by the 20 day average closing price as defined above. However, if the 20 day average closing price per share is equal to or less than $17.77 per share, the exchange ratio will be fixed at 0.9471. Alternatively, if the 20 day average closing price per share is equal to or greater than $24.04 per share, the exchange ratio will be fixed at 0.7001.

For example: If you own 1,000 shares of Bristol stock and you make a stock election for all your shares, you will receive from 700 to 947 shares of Bancshares of Florida common stock. Alternatively if you make a cash election for all your shares you will receive $16,830 in cash, subject to the proration provisions of the Merger Agreement and the possible establishment of an escrow account to cover the expenses of a dissenters’ rights proceeding. In the event that you elect to receive stock for a portion of the 1,000 shares of Bristol stock you own and cash for the remainder of your shares, you will receive from 0.7001 to 0.9471 shares of Bancshares of Florida common stock for each share designated as a stock election share and $16.83 per share in cash for each share you designate as a cash election share. Any portion of these shares which are designated as cash election shares will also be subject to proration and the establishment of an escrow account, if any.

You will not receive any fractional shares of Bancshares of Florida common stock in the merger. Instead of any fractional shares, a cash payment will be made to you in an amount determined by multiplying the fraction of a share of Bancshares common stock otherwise issuable by $20.90.

Bristol Shareholders Have Dissenters’ Rights in the Merger (Page 32)

Each holder of Bristol common stock will have the right under Section 658.44, Florida Statutes to dissent and, if the merger is completed, to receive the “fair value” of his or her shares in cash. Copies of the applicable Florida Statutes are attached as Appendix B to this Proxy Statement / Prospectus. Shareholders who intend to exercise their dissenters’ rights must carefully follow the requirements of the statute, and they should consult with their own legal counsel and tax advisers.

Comparative Per Share Market Price Information (Page 10)

Bancshares of Florida’s common stock is listed on the Nasdaq National Market System under the symbol “BOFL.” On March 6, 2006, the last full trading day prior to the public announcement of the proposed transaction, Bancshares of Florida’s stock closed at $20.50 per share. On June 30, 2006, Bancshares of Florida’s stock closed at $22.00 per share.

Shares of Bristol’s common stock are not publicly traded. To the knowledge of management of Bristol, all Bristol common stock that has traded has traded at a price of $10.00 per share.

Material Federal Income Tax Consequences (Page 31)

Bristol has received an opinion from the law firm of Igler & Dougherty, P.A. regarding the federal income tax consequences of the merger. Subject to the limitations and qualifications summarized in the “Federal Income Tax Consequences” section of this Proxy Statement/ Prospectus, Bristol shareholders will not recognize gain or loss for U.S. federal income tax purposes as a result of the merger, except to the extent that they elect to receive cash from Bancshares of Florida for shares of Bristol common stock, or for the payment of fractional shares.

Since tax matters can be complicated, and tax results may vary among shareholders, we urge you to contact your own tax advisor to understand fully how this transaction will affect you.

Sandler O’Neill & Partners, L.P. Believes that the Merger is Fair to Bristol’s Shareholders (Page 23)

Bristol asked its financial advisor, Sandler O’Neill, for advice on the fairness, from a financial point of view, of the merger consideration to Bristol’s shareholders. Sandler O’Neill has delivered its written opinion to the Board of Directors of Bristol that as of February 2, 2006, the day the Board of Directors of Bristol approved the Merger Agreement, the consideration to be received pursuant to the merger was fair, from a financial point of view, to the shareholders of Bristol. The opinion is attached as Appendix C to this document. You should read this opinion completely to understand the procedures followed, assumptions made, matters considered and limitations of the review undertaken by Sandler O’Neill. Sandler O’Neill’s opinion is addressed to the Board of Directors of Bristol and does not constitute a recommendation to any shareholder as to how to vote with respect to matters relating to the proposed merger. You should also be aware that the opinion of Sandler O’Neill does not address the fairness of the merger consideration at the time the merger is completed or at any time other than February 2, 2006.

Purchase Accounting Treatment to be Used for the Merger (Page 32)

Under the purchase method of accounting, the assets acquired and liabilities assumed from Bristol, as the company being acquired in the merger, are recorded at their respective fair values as of the closing date of the merger and added to those of Bank of Florida. The consolidated financial statements issued after consummation of the merger will reflect these values and will not be restated retroactively to reflect the historical financial position or results of operations of Bristol.

Bristol Banking Operations After the Merger (Page 30)

Following the completion of the merger, Bristol will be merged into Bank of Florida. Bristol’s current office will become the “Bank of Florida – Miami-Dade Branch.”

Reselling the Stock Received in the Merger (Page 32)

The shares of Bancshares of Florida common stock to be issued in the merger will be registered under the Securities Act of 1933. Bristol shareholders, other than certain of its directors, executive officers and others who may be deemed “affiliates” of Bristol, may freely transfer those shares after they receive them. Resales by such “affiliates” will be subject to Rule 145 under the Securities Act of 1933, as amended.

Certain Shareholders of Bristol have Entered into a Voting Agreement (Page 44)

Directors of Bristol own approximately 75,637 shares of Bristol Class B common stock eligible to vote at Bristol’s Annual Meeting. Dennis A. Markos (a 13.7% shareholder) owns 55,144 shares. Back Nine Partners, LLC a limited liability company controlled by Christopher F. Roden, Bristol’s Chairman of the Board, owns 33,334 shares, and 1493 Sunset Partnership, a Florida general partnership of which Gilbert A. Haddad, a director of Bristol, is a general partner, owns 55,613 shares. Mr. Haddad’s wife owns 20,304 shares. Collectively, the foregoing shareholders own approximately 240,032 shares of the 402,400 outstanding shares of Class B voting stock, or 59.65% of the outstanding voting shares of Bristol. In connection with the Merger Agreement, each director, along with Dennis A. Markos entered into a voting agreement, which obligates him or her to vote his or her shares owned or controlled by him or her in favor of the Merger Agreement. We expect that all of these voting agreements will be honored and each share of Class B common stock subject thereto will be voted in favor of the Merger Agreement.

Certain Shareholders of Bristol have Entered into Agreements Requiring them to Elect all Stock Consideration (Page 38)

Mr. Jay H. Massirman, Christopher H. Roden, Robert J. Yanno, and Mrs. Patricia Frost, all of whom are directors of Bristol, and Mr. Dennis A. Markos, are parties to an agreement with Bristol, whereby they have agreed that, in the event the merger transaction is consummated, they will receive only stock consideration in exchange for their Bristol shares.

Certain Shareholders of Bristol have Entered into a Stock Purchase Agreement with Dr. Phillip Frost and Mrs. Patricia L. Frost (Page 30)

Michael S. Duchowny, W.B. Haddad and Warren P. Weiser, all of whom are directors of Bristol, and 1493 Sunset Partnership, of which Gilbert A. Haddad and W.B. Haddad, directors of Bristol, are general partners, are parties to a stock purchase agreement with Dr. Phillip Frost and Mrs. Patricia L. Frost (the “Frosts”) in which the Frosts have agreed to purchase, concurrent with, or immediately after the closing of the merger, any or all shares of Bancshares common stock which they receive in the merger for cash at a purchase price equal to ninety percent (90%) of the average closing market price of the Bancshares common stock for the twenty (20) trading days prior to the closing date of the merger. The shareholders who are parties to the stock purchase agreement have agreed to make an election to receive all cash for their shares of Bristol common stock in the merger and to vote all of their shares in favor of the merger. As of the record date, the shareholders who are parties to the stock purchase agreement, excluding the Frosts, held 224,034 shares of Bristol common stock.

The Interests of some Bristol Officers and Directors in the Merger may Differ from Yours (Page 80)

When considering the recommendation by the Bristol Board of Directors to vote “FOR” the Merger Agreement, you should be aware that certain executive officers and members of the Board of Directors of Bristol have certain interests in the Merger Agreement and the merger that are different from, and may conflict with, your interests as a shareholder. The Board of Directors of Bristol was aware of and considered these interests when it considered and approved the Merger Agreement and the merger.

Immediately following the effective time of the merger, Patricia Frost is expected to join Bancshares of Florida’s Board of Directors.

Bancshares of Florida and Bristol intend to enter into a non-competition agreement with Christopher F. Roden following the closing of the merger. The agreement will be for a term of one year. Mr. Roden may also serve in an as yet undetermined management capacity with Bank of Florida.

Certain of our directors and/or executive officers have entered into a stock purchase agreement with Dr. and Mrs. Frost, as described above.

Bancshares of Florida has agreed to continue all rights to indemnification and all limitations of liability of the existing and former directors, officers and employees of Bristol as contained in Bristol’s charter documents. Additionally, Bancshares of Florida will maintain the directors’ and officers’ liability insurance policy maintained by Bristol for a period of three years following the merger.

Terminating the Merger Agreement (Page 36)

The Merger Agreement may be terminated as follows:

•	by the mutual consent of the Boards of Directors of Bancshares and Bristol;

•

by the Board of Directors of either Bancshares or Bristol in the event of a breach by the other of them of any representation or warranty contained in the Merger Agreement or of any covenant which individually or in the aggregate may be deemed to have a material adverse effect on such party which has not been cured within thirty days after written notice;

•

by the Board of Directors of either Bancshares or Bristol if: (i) all conditions to closing have not been met by or can not be met by November 30, 2006, and have not been waived by each party in whose favor such condition inures, or (ii) if the merger has not been consummated by December 31, 2006, provided, in either instance, that the failure to consummate the transaction is not caused by the party electing to terminate;

•

by Bancshares if the merger fails to receive the requisite approval vote of Bristol’s shareholders or by Bristol if Bancshares fails to obtain regulatory approval of the merger or obtain effectiveness of the Registration Statement;

•

by Bancshares if the Board of Directors of Bristol (i) withdraws, modifies or changes its recommendation to its shareholders regarding the merger, or; (ii) sells, leases, transfers or disposes of all or substantially all of the assets of Bristol; or (iii) permits the acquisition, by any person or group, of the beneficial ownership of 15% or more of any class of Bristol capital stock;

•

by Bristol in the event it receives a bona fide written offer with respect to any business combination involving Bristol, and the Board of Directors of Bristol determines in good faith, after consultation with its financial advisors and counsel, that such transaction is more favorable to Bristol’s shareholders than the transaction contemplated by the Merger Agreement;

•	by Bancshares, upon the entry of a formal enforcement agreement or order against Bristol by the OFR or the FDIC or;

•	by Bancshares if the holders of more than 30% in the aggregate of the outstanding Bristol Common Stock vote against the merger and properly exercise their dissenters’ rights.

•	by Bancshares, upon the entry of a formal enforcement agreement or order [e.g., a Cease and Desist Order] against Bristol by the OFR or the FDIC.

In the event that either Bancshares of Florida or Bristol terminates the Merger Agreement under certain enumerated circumstances, they will be obligated to pay the non-terminating party $250,000.

Amending the Merger Agreement (Page 36)

The Merger Agreement may be amended by written consent of the boards of directors of Bancshares of Florida and Bristol at any time prior to the completion of the merger. However, an amendment to change the consideration payable to Bristol shareholders, or any other amendment to the Merger Agreement which, under Chapters 655 and 658, Florida Statutes, (including specifically any amendment which would change any other terms or conditions of the plan of merger which would materially adversely affect Bristol or its shareholders, or change any of the terms of Bristol’s articles of incorporation), would require approval by Bristol’s shareholders, cannot be made following adoption of the Merger Agreement by Bristol without the subsequent approval by Bristol’s shareholders.

Bristol has Agreed Not to Solicit Alternative Transactions

In the Merger Agreement, Bristol has agreed not to encourage, negotiate with, or provide any information to any entity other than Bancshares of Florida concerning an acquisition transaction involving Bristol. This restriction, along with the termination payment described below, may deter other potential parties interested in acquiring control of Bristol. However, Bristol may take certain of these actions if, consistent with its fiduciary duties, its Board of Directors determines that it should do so. As a condition to Bancshares of Florida entering into the merger, Bristol agreed to pay Bancshares of Florida $1,000,000 if Bristol terminates the Merger Agreement because Bristol has determined to accept a proposal from someone other than Bancshares of Florida.

Comparative Market Price Information and Dividends

Bancshares of Florida’s common stock was held by approximately 1,934 holders registered or in street name as of December 31, 2005. On July 28, 2004, Bancshares of Florida became listed on the NASDAQ National Market under the symbol “BOFL.” Prior to that, Bancshares of Florida’s stock had been traded on the NASDAQ SmallCap Market under the symbol “BOFL” since December 30, 2002. The table below shows the high, low and closing bid prices on the NASDAQ National and SmallCap Markets for the periods indicated. These over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not necessarily reflect actual transactions.

Calendar Quarter Ended	High	Low	Closing
December 31, 2003	$14.75	$11.31	$14.74
March 31, 2004	$17.85	$14.50	$14.90
June 30, 2004	$15.69	$12.32	$13.99
September 30, 2004	$15.92	$12.64	$15.89
December 31, 2004	$16.21	$13.80	$16.11
March 31, 2005	$16.05	$15.73	$16.00
June 30, 2005	$17.09	$16.50	$17.00
September 30, 2005	$22.19	$21.92	$22.12
December 31, 2005	$22.70	$22.15	$22.70
March 31, 2006	$22.00	$21.80	$21.96
June 30, 2006	$22.90	$21.73	$22.00

To date, Bancshares of Florida has not paid any dividends on its common stock. There are no current plans to initiate payment of cash dividends, and the future dividend policy will depend on earnings, capital requirements, financial condition, and other factors considered relevant by the Board of Directors of Bancshares of Florida. No established trading market for Bristol common stock exists. Transactions in Bristol common stock are infrequent and are negotiated privately between the persons involved in these transactions. These transactions are not reported on an exchange or other organized trading system. For these reasons, Bristol lacks reliable data regarding recent trading activity in Bristol common stock. To the knowledge of management of Bristol, all Bristol common stock that has traded has traded at a price of $10.00 per share.

SELECTED FINANCIAL DATA

The following tables show summary historical financial data from Bancshares of Florida. The information in the following tables was derived from historical financial information contained in annual and quarterly reports and other information Bancshares of Florida filed with the Securities and Exchange Commission. When you read the summary financial information provided in the following table, you should also read the historical financial information contained in annual and quarterly reports and other information Bancshares of Florida has filled with the Securities and Exchange Commission. See “WHERE YOU CAN FIND ADDITIONAL INFORMATION” on page 47.

	December 31,
	2005	2004	2003	2002	2001
	(Dollars In Thousands, except per share data)
Statement of Operations Data:
Total interest income	$28,491	$14,767	$8,856	$5,884	$4,450
Total interest expense	9,348	4,962	3,278	2,438	2,251

Net interest income before provision for loan losses	19,143	9,805	5,578	3,446	2,199
Provision for loan losses	1,903	1,279	833	487	215

Net interest income after provision for loan losses	17,240	8,526	4,745	2,959	1,984
Noninterest income	3,259	2,176	1,335	808	488
Noninterest expense	19,344	13,582	8,789	6,407	3,024

Income (loss) before tax benefit	1,155	(2,880)	(2,709)	(2,640)	(552)
Income tax benefit	(3,728)	—	—	—	—

Net income (loss)	$4,883	$(2,880)	$(2,709)	$(2,640)	$(552)

Balance Sheet Data:
Total assets	$569,782	$420,808	$222,610	$144,535	$77,092
Total cash and cash equivalents	50,117	57,897	8,424	26,373	6,002
Investment securities	18,622	25,945	8,072	6,664	76
Loans	487,574	325,981	200,490	105,889	68,406
Allowance for loan losses	4,603	2,817	1,568	907	494
Deposits	495,080	376,064	201,154	129,327	64,288
Other borrowings	14,000	2,000	—	—	—
Stockholders’ equity	59,061	41,954	21,220	15,006	8,521

Share Data:
Basic income (loss) per share	$0.82	$(0.81)	$(0.92)	$(1.48)	$(0.47)
Diluted income (loss) per share	0.79	(0.81)	(0.92)	(1.48)	(0.47)
Book value per common share (period end)	9.94	7.93	6.89	7.22	7.31
Tangible book value per common share (period end)	9.78	7.73	6.89	7.22	7.31
Weighted average shares outstanding - basic	5,595,233	3,811,270	2,948,514	1,784,892	1,165,370
Weighted average shares outstanding - diluted	5,813,230	3,811,270	2,948,514	1,784,892	1,165,370
Total shares outstanding	5,943,783	4,835,632	3,079,199	2,079,199	1,165,370

	At and For the Year Ended December 31,
	2005	2004	2003	2002	2001
	(Dollars In Thousands, except per share data)
Performance Ratios:
Return on average assets	0.98%	(0.93)%	(1.52)%	(2.57)%	(0.87)%
Return on average common stockholders’ equity	9.79	(9.57)	(12.42)	(19.49)	(7.74)
Interest-rate spread during the period	3.55	3.02	2.99	2.89	2.76
Net interest margin	4.11	3.42	3.37	3.64	3.77
Efficiency ratio	86.35	113.36	127.12	150.61	112.60

Asset Quality Ratios:
Nonperforming loans to total loans	0.07%	0.18%	0.02%	0.24%	0.35%
Nonperfoming assets to period end assets	0.06	0.14	0.02	0.18	0.31
Net charge-offs to average loans	0.03	0.01	0.16	0.09	0.00
Allowance for loan losses to nonperforming loans	1,435.40	480.70	3,336.17	352.82	207.65
Allowance for loan losses to period end loans	0.94	0.86	0.78	0.86	0.72

Capital and Liquidity Ratios:
Average equity to average assets	10.34%	10.61%	12.21%	13.17%	11.21%
Leverage (4.00% required minimum)	10.28	11.07	10.32	10.99	13.38

Risk-based capital:
Tier 1	10.48%	11.85%	11.66%	15.40%	13.36%
Total	13.37	13.24	12.52	16.33	14.14
Average loans to average deposits	92.81	95.23	93.96	96.03	95.78

Trust Assets Under Advice:
Total assets under advice	$390,002	$202,138	$131,000	$72,000	$57,332
Trust fees	1,546	1,063	492	297	149
Trust fees as a % of average assets under advice	0.52%	0.64%	0.48%	0.46%	0.40%

	At and for the Quarter Ended March 31,
	2006	2005
	(Dollars in thousands, except for per share data)
Total Assets	$620,136	$422,053
Loans	551,078	361,168
Deposit	535,192	390,374
Stockholders’ equity	59,485	41,501
Net interest income after provision for loan losses	5,612	3,324
Noninterest income	1,099	698
Net income (loss)	400	(375)
Basic income (loss) per share	0.07	(0.09)
Diluted income (loss) per share	0.06	(0.09)
Book value per common share	10.01	7.82
Tangible book value per common share	9.86	7.66
Total shares outstanding	5,944,533	4,836,331
Return on average assets	0.26%	(0.35)%
Return on average common stockholders’ equity	2.77	(3.87)
Net interest margin	4.37	3.61
Efficiency ratio	82.57	101.83
Net charge-offs to average loans	0.12%	0.00%
Allowance for loan losses to period end loans	0.01	0.11
Allowance for loan losses to nonperforming loans	0.92	0.86

RISK FACTORS

In addition to the other information contained or incorporated by reference in this Proxy Statement/Prospectus, you should consider the following material risk factors carefully before deciding how to vote at the Bristol Annual Meeting. Please see page 20 under “Forward-Looking Statements” for additional information to consider before casting your vote.

Risks Related to the Merger

Because the final exchange ratio is not determined until the day before closing and is based on the 20 day average closing price of Bancshares of Florida common stock, which may fluctuate, a Bristol shareholder electing stock consideration or otherwise receiving stock consideration cannot be sure of the value of the merger consideration that the shareholder will actually receive.

Upon completion of the merger, if the 20 day average closing price of Bancshares of Florida’s common stock used to calculate the exchange ratio is greater than $17.77 per share and less than $24.04 per share, the transaction value of the stock consideration to be received by a Bristol shareholder electing stock consideration would be $16.83 for each Bristol share as of the closing date. If, however, the 20 day average closing price was less than or equal to $17.77 per share or greater than or equal to $24.04 per share, the exchange ratio would be fixed at 0.9471 and 0.7001, respectively. The resulting transaction value of the stock consideration to be received by a Bristol shareholder under such circumstances would be less than $16.83 per share if such 20 day average closing price was less than $17.77 per share and greater than $16.83 per share, if such 20 day average closing price was more than $24.04 per share.

Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Bancshares of Florida’s business, operations and prospects, and regulatory considerations. Many of these factors are beyond Bancshares of Florida’s control. Accordingly, at the time of the Bristol Annual Meeting, a Bristol shareholder may not necessarily know or be able to calculate the exact number of shares of Bancshares of Florida stock or cash consideration that the shareholder would receive upon completion of the merger.

You may not receive as much cash as you elect.

The Merger Agreement limits the amount of Bristol common stock to be converted into cash to 30% of the outstanding common shares of Bristol immediately prior to the merger, including shares owned by shareholders properly perfecting dissenters’ rights. Bristol shareholders properly exercising dissenters’ rights will receive cash for their shares in accordance with the statutory provisions set forth in Appendix B hereto. As a result, the number of shares eligible to receive cash consideration will be reduced by the number of dissenting shares. Depending upon the number of shareholders who exercise dissenters’ rights or elect to receive cash, the amount of cash you actually receive, if any, could be substantially less than the amount you elected, and could, in fact, be none at all if shareholders owning 30% or more of the outstanding Bristol common stock properly exercise dissenters’ rights.

Even if you receive cash for your shares, you may receive less than $16.83 per share upon consummation of the merger. If there are any dissenting shareholders, the Merger Agreement requires the establishment of an escrow account in the amount of $100,000 to cover the expenses of a dissenters’ rights proceeding. The exact amount of cash consideration to be received as consideration is a function of the number of dissenting shares and the number of Bristol shareholders electing cash.

Bancshares of Florida may encounter integration difficulties or may fail to realize the anticipated benefits of the merger.

Bank of Florida may not be able to integrate the Bristol operations without encountering difficulties including, without limitation, the loss of key employees and customers, the disruption of their respective ongoing businesses or possible inconsistencies in standards, controls, procedures and policies.

The interests of certain directors and executive officers of Bristol may be different from those of other shareholders.

Certain Bristol directors and executive officers have interests in the merger other than their interests as Bristol shareholders. The Board of Directors of Bristol was aware of some of these interests at the time it approved the merger and others have been created since the merger was approved. These interests may cause Bristol’s directors and executive officers to view the merger proposal differently than you may view it. See “The Merger—Management and Operations after the Merger.”

Risks Related to Holding Bancshares of Florida Stock

Bancshares of Florida has incurred operating losses since it commenced operations and may continue to incur losses in the future.

Since Bancshares of Florida commenced operations on August 24, 1999, it has incurred an accumulated deficit of approximately $6.9 million. This deficit is primarily due to the costs of establishing its business strategy, which included opening Bank of Florida – Southwest, Bank of Florida Trust Company, Bank of Florida in Fort Lauderdale, and Bank of Florida – Tampa Bay, and the continuing expansion of banking activities in its markets, as well as the impact of historically low interest rates and other factors. Bancshares of Florida may charter additional banks in the future. A newly formed bank is typically expected to incur operating losses in its early periods of operations because of an inability to generate sufficient net interest income to cover operating expenses. Those operating losses can be significant and can occur for longer periods than planned, depending on the new bank’s ability to control operating expenses and generate net interest income. There is a risk that losses at any new subsidiaries of Bancshares of Florida may exceed profits at its existing subsidiaries. Bancshares of Florida did record a $4.9 million net profit in 2005, but more than $3.7 million of that was related to the recognition of a deferred tax asset.

Bancshares of Florida may encounter unexpected financial and operating problems due to its rapid growth.

Bancshares of Florida has grown significantly since it opened its first bank subsidiary, Bank of Florida – Southwest, in 1999. Bancshares of Florida’s total assets have grown to approximately $569.8 million as of December 31, 2005. This rapid growth may result in unexpected financial and operating problems, including problems in the loan portfolio due to its unseasoned nature, and turnover or rapid increases in members of management and staff, which may affect the value of Bancshares of Florida’s shares. The recent addition of the new bank in Tampa and the Boca Raton office may add additional pressures to internal control systems, and financial and operating success will depend in large part on the success in integrating these operations. In addition, if loan and asset growth continues at its current pace, it may be difficult for Bancshares of Florida and its subsidiaries to retain their “well capitalized” designations with the Federal Deposit Insurance Corporation. If Bancshares of Florida or one of its Subsidiary Banks fall below being “well capitalized” to “adequately capitalized,” Bancshares of Florida may sell participations in some loans in order to decrease the amount of its assets. This could result in lower earnings due to retaining a lower level of earning assets.

Bancshares of Florida’s growth strategy may not be successful.

As a strategy, Bancshares of Florida has sought to increase the size of its franchise through rapid growth and by aggressively pursuing business development opportunities. Bancshares of Florida can provide no assurance that it will continue to be successful in increasing the volume of loans and deposits at acceptable risk levels and upon acceptable terms and expanding its asset base while managing the costs and implementation risks associated with this growth strategy. There can be no assurance that any further expansion will be profitable or that Bancshares of Florida will continue to be able to sustain its historical rate of growth, either through internal growth or through other successful expansions of its banking markets, or that it will be able to maintain capital sufficient to support continued growth.

Losses from loan defaults may exceed the allowance Bancshares of Florida establishes for that purpose, which will have an adverse effect on business.

If a significant number of loans are not repaid, it would have an adverse effect on Bancshares of Florida earnings and overall financial condition. Like all financial institutions, Bancshares of Florida maintains an allowance for loan losses to provide for losses inherent in the loan portfolio. The allowance for loan losses reflects management’s best estimate of probable losses in the loan portfolio at the relevant balance sheet date. This evaluation is primarily based upon a review of Bancshares of Florida and the banking industry’s historical loan loss experience, known risks contained in the loan portfolio, composition and growth of the loan portfolio, and economic factors. However, the determination of an appropriate level of loan loss allowance is an inherently difficult process and is based on numerous assumptions. As a result, the allowance for loan losses may not be adequate to cover actual losses, and future provisions for loan losses may adversely affect earnings.

Bancshares of Florida’s loan portfolio would be impaired if real estate values in its target markets decline.

A significant portion of Bancshares of Florida’s loan portfolio consists of loans secured by real estate located in the Collier/Lee County markets. Bancshares of Florida has also been generating a significant amount of real estate-secured loans in its Broward/Palm Beach County and Hillsborough County markets. Real estate values and real estate markets are generally affected by, among other things, changes in national, regional or local economic conditions; fluctuations in interest rates and the availability of loans to potential purchasers; changes in the tax laws and other governmental statutes, regulations and policies; and acts of nature. If real estate prices decline in any of these markets, the value of the real estate collateral securing loans could be reduced. Such a reduction in the value of Bancshares of Florida’s collateral could increase the number of non-performing loans and adversely affect its financial performance.

If Bancshares of Florida loses employees, business may suffer.

Bancshares of Florida’s success is largely dependent on the personal contacts of its officers and employees in its market areas. If employees are lost, temporarily or permanently, business could suffer. Bancshares of Florida could be particularly hurt if key employees went to work for its competitors. Future success depends on the continued contributions of existing senior management personnel, including President and Chief Executive Officer Michael L. McMullan, Executive Vice President/Chief Operating Officer Martin P. Mahan, Executive Vice President/Chief Financial Officer Tracy L. Keegan, Executive Vice President/Chief Lending Officer Craig D. Sherman, Executive Vice President/Director of Operations and Technology Daniel W. Taylor, and Executive Vice President/Director of Corporate Risk Management John B. James. In each of its markets, Bancshares of Florida is also dependent on the presidents of its subsidiaries. Bancshares of Florida has entered into employment contracts with three of its executive officers and change in control agreements with certain of its other executive officers and market presidents. The term of the typical agreement is either two or three years, and in the case of the employment agreements, with daily or annual renewal terms that can be terminated by either party, as well as “sunset” provisions that cause the renewals to automatically cease after a pre-determined date. Both sets of agreements also contain non-competition provisions with six month durations to help alleviate some of the risk described in this paragraph. There is no assurance, however, that the loss of one or more of Bancshares of Florida’s executive officers or market presidents would not have an adverse effect on its business or prospects.

Bancshares of Florida’s executive officers and directors have substantial control over the company, which could delay or prevent a change of control favored by other shareholders.

The executive officers and directors of Bancshares of Florida, if acting together, will be able to significantly influence all matters requiring approval by shareholders, including elections of directors and the approval of mergers or other business combination transactions. Bancshares of Florida’s executive officers and directors own approximately 1,020,000 shares or approximately 11% to 11.2% of the proforma shares outstanding, including shares issued for Bristol’s outstanding stock options. Additionally, executive officers and directors have vested options and warrants to acquire approximately 445,000 additional shares.

The interest of these shareholders may differ from the interests of other shareholders, and these shareholders, acting together, will be able to influence all matters requiring approval by shareholders. As a result, these shareholders could materially influence Bancshares of Florida to take actions of which you may disapprove or that may be contrary to your interests and those of other investors.

Bancshares of Florida’s Subsidiary Banks face strong competition in their market areas that may limit their asset growth and profitability.

Bancshares of Florida’s primary market areas are the urban areas on the East and West Coasts of South Florida and the Central West Coast of Florida. The banking business in these areas is extremely competitive, and the level of competition may increase further, which may limit asset growth and profitability. Each of Bancshares of Florida’s Subsidiary Banks experiences competition in both lending and attracting funds from other banks, savings institutions, and non-bank financial institutions located within its market area, many of which are significantly larger institutions. Non-bank competitors competing for deposits and deposit type accounts include mortgage bankers and brokers, finance companies, credit unions, securities firms, money market funds, life insurance companies and the mutual funds industry. For loans, the Subsidiary Banks encounter competition from other banks, savings associations, finance companies, mortgage bankers and brokers, insurance companies, small loan and credit card companies, credit unions, pension trusts and securities firms.

If adverse economic conditions in target markets exist for a prolonged period, financial results could be adversely affected.

Bancshares of Florida’s success will depend in large part on economic conditions in Southeast and Southwest Florida, as well as the Tampa Bay area. A prolonged economic downturn or recession in these markets could increase nonperforming assets, which would result in operating losses, impaired liquidity and the erosion of capital. A variety of factors could cause such an economic dislocation or recession, including adverse developments in the industries in these areas such as tourism, or natural disasters such as hurricanes, floods or tornadoes, or additional terrorist activities.

Bancshares of Florida and its subsidiaries operate in an environment highly regulated by state and federal government; changes in federal and state banking laws and regulations could have a negative impact on Bancshares of Florida’s business.

As a bank holding company, Bancshares of Florida is regulated primarily by the Federal Reserve Board. Bancshares of Florida’s Subsidiary Banks are regulated primarily by the Florida Office of Financial Regulation and the Federal Deposit Insurance Corporation. Federal and various state laws and regulations govern numerous aspects of bank operations, including:

•	Adequate capital and financial condition;

•	Permissible types and amounts of extensions of credit and investments;

•	Permissible non-banking activities; and

•	Restrictions on dividend payments.

Federal and state regulatory agencies have extensive discretion and power to prevent or remedy unsafe or unsound practices or violations of law by banks and bank holding companies. Bancshares of Florida and its subsidiaries also undergo periodic examinations by one or more regulatory agencies. Following such examinations, Bancshares of Florida may be required, among other things, to change its asset valuations or the amounts of required loan loss allowances or to restrict its operations. Those actions would result from the regulators’ judgments of the banking regulatory agencies, based on information available to them at the time of their examination.

Regulatory action could severely limit future expansion plans.

To carry out some expansion plans, Bancshares of Florida is required to obtain permission from the Federal Reserve Board. Applications for the formation of new banks and the acquisition of existing banks are submitted to the state and appropriate federal bank regulatory agencies for their approval. The future climate for regulatory approval is impossible to predict. Regulatory agencies could prohibit or otherwise significantly restrict the expansion plans of Bancshares of Florida, its current subsidiaries and future new start-up banks, which could limit its ability to increase revenue.

Investors may face dilution resulting from the issuance of common stock in the future.

Bancshares of Florida can issue common stock without shareholder approval, up to the number of authorized shares set forth in its Articles of Incorporation. Bancshares of Florida’s Board of Directors may determine from time to time a need to obtain additional capital through the issuance of additional shares of common stock or other securities, subject to limitations imposed by Nasdaq and the Federal Reserve Board.

There can be no assurance that such shares can be issued at prices or on terms better than or equal to the terms obtained by current shareholders. The issuance of any additional shares of common stock in the future may result in a reduction of the book value or market price, if any, of the then-outstanding common stock. Issuance of additional shares of common stock will reduce the proportionate ownership and voting power of existing shareholders.

Shares of Bancshares of Florida’s preferred stock may be issued in the future which could materially adversely affect the rights of the holders of its common stock.

Pursuant to Bancshares of Florida’s Articles of Incorporation, Bancshares of Florida has the authority to issue additional series of preferred stock and to determine the designations, preferences, rights and qualifications or restrictions of those shares without any further vote or action of the shareholders. The rights of the holders of Bancshares of Florida’s common stock will be subject to, and may be materially adversely affected by, the rights of the holders of any preferred stock that may be issued by Bancshares of Florida in the future.

Bancshares of Florida’s common stock is not an insured bank deposit and is subject to market risk.

Shares of Bancshares of Florida’s common stock are not deposits, savings accounts or other obligations of it, its subsidiaries or any other depository institution, are not guaranteed by it or any other entity, and are not be insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Bancshares of Florida may need additional capital in the future and this capital may not be available when needed or at all.

Bancshares of Florida may need to incur additional debt or equity financing in the near future to fund future growth and meet capital needs. Bancshares of Florida cannot assure you that such financing will be available to it on acceptable terms or at all. If Bancshares of Florida is unable to obtain future financing, it may not have the resources available to fund planned growth.

Bancshares of Florida has not paid dividends in the past and is restricted in its ability to pay dividends to its shareholders.

Bancshares of Florida has not paid any cash dividends on common stock to date and does not intend to pay cash dividends in the foreseeable future. Bancshares of Florida intends to retain earnings to finance operations and expand business. Therefore, any gains from your investment in Bancshares of Florida’s common stock must come from an increase in its market price.

In addition, Bancshares of Florida is a holding company with no independent sources of revenue and would likely rely upon cash dividends and other payments from its subsidiaries to fund any cash dividends that it decides to pay to its shareholders. Payment of dividends by Bancshares of Florida’s subsidiaries may be prohibited by certain regulatory restrictions.

There are substantial regulatory limitations on ownership of Bancshares of Florida’s common stock and changes of control.

With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring 10% or more (5% if the acquirer is a bank holding company) of any class of Bancshares of Florida’s voting stock or obtaining the ability to control in any manner the election of a majority of its directors, or otherwise directing management or policies without prior notice or application to and the approval of the Federal Reserve Board.

Although publicly traded, Bancshares of Florida’s common stock has substantially less liquidity than the average trading market for a stock quoted on the Nasdaq National Market, and the price may fluctuate in the future.

Although Bancshares of Florida’s common stock is listed for trading on the Nasdaq National Market, the trading market in the common stock has substantially less liquidity than the average trading market for companies quoted on the Nasdaq National Market. As of June 30, 2006, the average daily trading volume of Bancshares of Florida’s common stock in 2006 was 14,204 shares. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of Bancshares of Florida’s common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which Bancshares of Florida has no control.

The market price of Bancshares of Florida’s common stock may fluctuate in the future, and these fluctuations may be unrelated to its performance. General market price declines or overall market volatility in the future could adversely affect the price of Bancshares of Florida’s common stock, and the current market price may not be indicative of future market prices.

FORWARD-LOOKING STATEMENTS

Bancshares of Florida and its representatives may from time to time make written or oral statements that are “forward-looking” and provide other than historical information, including statements contained in this Proxy Statement/Prospectus, its other filings with the Securities and Exchange Commission or in communications to its shareholders. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement.

In some cases, Bancshares of Florida has identified forward-looking statements by such words or phrases as “will likely result,” “is confident that,” “expects,” “should,” “could,” “may,” “will continue to,” “believes,” “anticipates,” “predicts,” “forecasts,” “estimates,” “projects,” “potential,” “intends” or similar expressions identifying “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including the negative of those words and phrases. These forward-looking statements are based on Bancshares of Florida management’s current views and assumptions regarding future events, future business conditions and the outlook for Bancshares of Florida based on currently available information. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. Bancshares of Florida cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made.

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Bancshares of Florida has identified in the “Risk Factors” section above important factors that could affect its financial performance and could cause its actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. Bancshares of Florida, Inc. does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

THE ANNUAL MEETING OF BRISTOL SHAREHOLDERS

Bristol Shareholders’ Meeting

General. This Proxy Statement/Prospectus is being furnished to Bristol shareholders of record as of June 29, 2006, and is accompanied by a form of proxy which is solicited by the Board of Directors of Bristol for use at the Annual Meeting to be held:

August 11, 2006

9:00 a.m. (local time)

Bristol Bank

1493 Sunset Drive

Coral Gables, Florida 33143

and at any adjournment or postponement thereof.

The purpose of Bristol’s Annual Meeting is to elect eleven nominees to the Board of Directors, to ratify the appointment of Hacker Johnson & Smith, P.A. as Bristol’s independent auditors for the fiscal year ending December 31, 2006, to vote on whether to approve the Merger Agreement dated March 7,

2006, among Bancshares of Florida, Bank of Florida and Bristol Bank and to authorize the adjournment of the Annual Meeting in the event there are not sufficient votes to approve the foregoing proposals. A copy of the Merger Agreement is attached as Appendix A to this Proxy Statement/Prospectus.

Record Date. Shareholders of record at the close of business on June 29, 2006, are entitled to vote at Bristol’s Annual Meeting or at any adjournment or postponement thereof. As of the record date, there were 402,400 shares of Bristol’s Class B voting common stock outstanding, which were held by approximately 48 holders of record.

Directors of Bristol own approximately 75,637 shares of Bristol Class B common stock eligible to vote at Bristol’s Annual Meeting. Dennis A. Markos (a 13.7% shareholder) owns 55,144 shares. Back Nine Partners, a limited liability company controlled by Christopher F. Roden, Bristol’s Chairman of the Board, owns 33,334 shares, and 1493 Sunset Partnership, a Florida general partnership of which Gilbert A. Haddad, a director of Bristol, is a general partner, owns 55,613 shares. Mr. Haddad’s wife owns 20,304 shares. Collectively, the foregoing shareholders own approximately 240,032 shares of the 402,400 outstanding shares of Class B voting stock, or 59.65% of the outstanding voting shares of Bristol. In connection with the Merger Agreement, each director, along with Dennis A. Markos, entered into a voting agreement which obligates him or her to vote his or her shares in favor of the Merger Agreement. We expect that all of these voting agreements will be honored and each share of Class B common stock subject thereto will be voted in favor of the merger transaction described in the Merger Agreement.

Voting Rights. Each share of Bristol’s Class B common stock outstanding on May 31, 2006, is entitled to one vote on each matter submitted to a vote at the Annual Meeting. Shares can be voted at the Annual Meeting only if the shareholder is represented by proxy or present in person.

Vote Required. The affirmative vote of Bristol shareholders owning a majority of the outstanding shares of Bristol Class B common stock is required for approval of the Merger Agreement and of the merger. Proposal 1, the election of Directors, requires a plurality of the votes cast at the meeting and Proposal 2 (ratification of appointment of auditors) and Proposal 4 (adjournment in the event of insufficient vote) each requires a majority of the votes cast at the meeting.

Quorum. Pursuant to Bristol’s Articles of Incorporation and Florida law, a majority of the votes entitled to be cast by holders of Bristol’s voting common stock, represented in person or by proxy, will constitute a quorum for the transaction of business at the meeting. If there is no quorum present at the opening of the meeting, the Annual Meeting may be postponed.

Solicitation of Proxies. A Proxy Card is enclosed for your use. You are being solicited by the Board of Directors of Bristol to complete, date, sign, and return the Proxy Card in the accompanying envelope, which is postage-paid if mailed in the United States.

Election of Consideration. You will be sent a form of election, under separate cover, to determine whether you wish to receive stock consideration, cash consideration, or a combination thereof. To be effective, a form of election must be properly completed, signed and submitted to Bristol. Bancshares will have the discretion to determine whether forms of election have been properly completed, signed and submitted. A holder of Bristol common stock who does not properly submit a form of election that is received by Bristol prior to the election deadline shall be deemed to have made a stock election.

The number of shares of Bristol Common Stock to be converted into the right to receive cash consideration (including any shares held by shareholders perfecting their dissenters’ rights) cannot exceed 30% in the aggregate of the number of shares of Bristol common stock outstanding immediately prior to the effective time. Total cash elections in excess of this limit will be reduced on a prorata basis and redesignated as stock elections in accordance with the provisions of the Merger Agreement.

Voting of Proxies. You have three choices with regard to the proposal to approve the Merger Agreement. By checking the appropriate box on the proxy card you may:

•	vote “FOR” the merger;

•	vote “AGAINST” the merger; or

•	“ABSTAIN” from voting altogether.

The merger cannot be completed unless holders of a majority of all outstanding shares of Class B common stock, voting either in person or by proxy, vote “FOR” the proposal. Your failure to vote, or a vote to “ABSTAIN,” would have the same effect as a vote “AGAINST” the Merger Agreement.

Each Proxy Card that is properly executed, received prior to the beginning of the Annual Meeting, and not revoked will be voted as indicated. Where specific instructions are not indicated, the proxy will be voted “FOR” each of the director nominees and for each of the other proposals, including the Merger Agreement. Whether or not you plan to attend Bristol’s Annual Meeting, you are requested to complete, date, and sign the accompanying Proxy Card and return it promptly in the enclosed, postage-prepaid envelope.

Revocation of Proxies. If you give an appointment of proxy in the accompanying form, you may revoke that appointment at any time before the actual voting. To revoke the proxy, notify the Corporate Secretary of Bristol in writing, or execute another appointment of proxy bearing a later date and file it with the Corporate Secretary. The address for the Corporate Secretary of Bristol is:

Mayra Eqüez

Corporate Secretary

Bristol Bank

1493 Sunset Drive

Coral Gables, Florida 33143

If you return the appointment of proxy, you may still attend the Annual Meeting and vote in person. When you arrive at the Annual Meeting, first notify the Corporate Secretary of your desire to vote in person. You will then be given a ballot to vote in person, and your appointment of proxy will be disregarded.

If you attend the Annual Meeting in person, you may vote your shares without returning the enclosed appointment of proxy. However, if your plans change and you are not able to attend, your shares will not be voted. Even if you plan to attend the Annual Meeting, the best way to ensure that your shares will be voted is to return the enclosed appointment of proxy and, when you get to the meeting, notify the Corporate Secretary that you wish to vote in person.

Your death or incapacity will not revoke your proxy unless, before the shares are voted, notice of death or incapacity is filed with the Corporate Secretary of Bristol or another person authorized to tabulate votes.

Dissenters’ Rights. Under the applicable provisions of Section 658.44, Florida Statutes, Bristol’s shareholders will have dissenters’ rights with respect to approval of the Merger Agreement. See “Dissenters’ Rights” on page 40.

Authorization to Vote on Adjournment

Unless Bristol’s Corporate Secretary is notified otherwise, the proxies solicited by the Board of Directors of Bristol allow shareholders to either vote for, against, or abstain with respect to granting authority to the persons named as proxies to vote on an adjournment or adjournments of the Annual Meeting. An adjournment could be used to obtain more time before a vote is taken in order to solicit additional proxies or to provide additional information to shareholders. Bristol has no plans to adjourn its Annual Meeting at this time, but intends to do so, if needed, to promote shareholder interests.

Board Recommendation

The Board of Directors of Bristol unanimously recommends that shareholders vote “FOR” the election of eleven nominees to the Board of Directors, “FOR” the ratification of the appointment of Hacker Johnson & Smith, P.A. as Bristol’s independent auditor for 2006, “FOR” the Merger Agreement and “FOR” adjournment of the Annual Meeting.

Expenses of the Annual Meeting

The expense of preparing, printing, and mailing this Proxy Statement/Prospectus will be borne by Bristol and Bancshares of Florida. In addition to the use of the mails, proxies may be solicited personally or by telephone by regular employees of Bristol without additional compensation. Bristol will reimburse banks, brokers and other custodians, nominees and fiduciaries for their costs in sending the proxy materials to the beneficial owners of Bristol’s common stock.

PROPOSAL 1

ELECTION OF DIRECTORS

The Bristol Board of Directors is currently comprised of eleven members, all of whom have been nominated to serve another one-year term. The Bristol Board of Directors proposes that the eleven nominees, Matthew A. Bluhm, Michael S. Duchowny, M.D., Fernando L. Fernandez, Patricia L. Frost, Gilbert A. Haddad, W.B. Haddad, Jay H. Massirman, Christopher F. Roden, Steven D. Rubin, Warren P. Weiser and Robert J. Yanno be elected for a new term on one year, or until their successors are duly elected and qualified. Messrs. Fernandez and Rubin were appointed during the previous year to fill two vacancies and are being presented for election by shareholders for the first time. The nominees have consented to serve if elected. If the nominees become unavailable to serve as directors, the Bristol Board of Directors may designate substitute nominees.

THE BRISTOL BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE ELECTION OF THE ELEVEN DIRECTOR NOMINEES.

PROPOSAL 2

RATIFICATION OF THE APPOINTMENT OF AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2006

The Bristol Board of Directors intends to retain the accounting firm of Hacker Johnson & Smith, P.A. as its independent auditors for the fiscal year ending December 31, 2006.

THE BRISTOL BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF HACKER JOHNSON & SMITH, P.A. AS BRISTOL’S INDEPENDENT AUDITORS FOR THE YEAR 2006.

PROPOSAL 3

APPROVAL OF THE MERGER OF BRISTOL WITH AND INTO BANK OF FLORIDA

The following information describes material aspects of the proposed transaction by which Bristol will be merged with and into Bank of Florida,

a wholly-owned subsidiary of Bancshares of Florida pursuant to the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the Merger Agreement which is incorporated herein by reference in its entirety and is attached as Appendix A to this Proxy Statement/Prospectus.

General

At the effective time of the merger, pursuant to the terms of the Merger Agreement, Bristol will be merged with and into Bank of Florida. Based on the assumption that Bristol shareholders owning at least 30% of the outstanding shares of Bristol common stock will elect to receive cash, and that no shareholders perfect their dissenters’ rights, Bristol shareholders would receive between 591,612 and 800,337 shares of Bancshares of Florida’s common stock and approximately $6.1 million in cash, the maximum cash consideration to be paid to Bristol shareholders in connection with the merger. The parties intend that the aggregate cash consideration so paid would be reduced if any Bristol shareholders perfect dissenters’ rights. In such case, all cash election shares would be subject to proration and an escrow account will be established, as described below. In addition to the shares issued to Bristol shareholders, Bancshares of Florida expects to issue between 24,522 and 33,218 shares of its common stock as consideration for the cancellation of all Bristol’s outstanding stock options. The issuance of shares of Bancshares of Florida common stock in consideration of the cancellation of such options may be subject to further regulatory approval. As a result, upon consummation of the merger, former shareholders of Bristol will own approximately between 6.5% and 8.6% of the issued and outstanding shares of common stock of Bancshares of Florida, including the shares expected to be issued in connection with the cancellation of Bristol’s outstanding stock options.

Amount of Stock

In exchange for 70% of the currently outstanding shares of common stock of Bristol, it is expected that Bancshares of Florida will issue to Bristol’s shareholders between 591,721 and 800,337 shares of its common stock. The actual number of shares of common stock that Bancshares of Florida will issue to Bristol shareholders based on this assumption will be determined by the exchange ratio. In addition to the shares issued to Bristol shareholders, Bancshares of Florida expects to issue between 24,552 and 33,218 of its shares of its common stock as consideration for the cancellation of Bristol’s outstanding stock options. The issuance of shares of Bancshares of Florida common stock in consideration of the cancellation of such options may be subject to further regulatory approval.

The exchange ratio for the stock consideration to be received by the Bristol shareholders will be determined by the average closing price for Bancshares of Florida’s common stock during the 20 consecutive trading days ending on, and including the day immediately preceding the closing day. If the 20 day average closing price for Bancshares of Florida’s common stock is between $17.77 and $24.04 per share, the exchange ratio will be equal to $16.83 divided by the 20 day average closing price for Bancshares of Florida’s common stock. However, if the 20 day average closing price is equal to or less than $17.77 per share, the exchange ratio will be fixed at 0.9471. Similarly, if the 20 day average closing price is equal to or greater than $24.04 per share, the exchange ratio will be fixed at 0.7001.

As of June 30, 2006, the 20 day average closing price was $21.73 per share, which falls between $17.77 and $24.04 per share, so the exchange ratio would have been 0.7745.

Because the exchange ratio will not be determined until the day prior to closing, the per share merger consideration to be issued cannot be calculated at this time. The following table represents the per share transaction value of the stock consideration to be received by a Bristol shareholder at various prices for Bancshares of Florida common stock based on the number of shares of Bristol outstanding on the date of the Merger Agreement.

Bancshares of Florida Average closing price	Transaction Value Per Bristol Share	Exchange Ratio Per Bristol Share
$	$
25.00	17.50	0.7001
24.04	16.83	0.7001
23.00	16.83	0.7317
21.98	16.83	0.7657
21.00	16.83	0.8014
20.00	16.83	0.8415
18.00	16.83	0.9350
17.77	16.83	0.9471
16.00	15.15	0.9471

No Fractional Shares of Bancshares of Florida

Bancshares of Florida will not issue any fractional shares in the Merger. Instead, holders of Bristol common stock otherwise entitled to receive fractional shares of Bancshares of Florida common stock will receive a cash payment in an amount determined by multiplying the fraction of a share of Bancshares common stock otherwise issuable by $20.90.

Escrow of Cash Consideration

In the event that any Bristol shareholders properly exercise their dissenters’ rights with respect to the approval of the Merger Agreement, $100,000 will be withheld from the cash consideration otherwise payable to Bristol shareholders who have elected to receive cash in exchange for their Bristol shares. This amount will be held in escrow and may be used by Bancshares of Florida for costs incurred in complying with the dissenters’ rights procedures under Section 658.44, Florida Statutes. In the event that the final valuation of a dissenter’s share of Bristol common stock is determined to be less than $16.83, Bancshares of Florida will credit and replenish any amounts withdrawn from the escrow account by the difference between the final valuation and $16.83, up to the actual amount withdrawn from escrow. Any amounts remaining in the escrow account after conclusion of the dissenters’ rights proceedings, including any amounts replenished in the manner set forth above, will be disbursed, on a pro rata basis, to the former holders of Bristol common stock who received cash consideration in the merger. It is the parties’ intent that apart from the recapture of escrow described above, no difference between the final valuation and $16.83 would be paid to Bristol shareholders.

Election of Consideration

You will subsequently be sent a form of election, at least 20 business days prior to the closing of the merger, to determine whether you wish to receive stock consideration, cash consideration, or a combination thereof. To be effective, a form of election must be properly completed, signed and submitted to Bristol. Bancshares will have the discretion to determine whether forms of election have been properly completed, signed and submitted. A holder of Bristol common stock who does not properly submit a form of election that is received by Bristol prior to the election deadline shall be deemed to have made a stock election.

The number of shares of Bristol Common Stock to be converted into the right to receive cash consideration (including any dissenters’ shares and any such shares subject to the cash portion of a combination election) cannot exceed 30% in the aggregate of the number of shares of Bristol common stock outstanding immediately prior to the effective time. If total cash elections and shares for which dissenters’ rights have been perfected exceed 30% of the outstanding shares, those shareholders electing cash will have their cash portion of the merger consideration reduced on a prorata basis and partially redesignated as stock elections in accordance with provisions of the Merger Agreement.

Payment of Options

All options held by Bristol shareholders as of the effective time of the merger will be converted into shares of Bancshares of Florida common stock pursuant to the “Stock Option Exchange Ratio” as set forth in the Merger Agreement. The issuance of shares of Bancshares of Florida common stock in consideration of the cancellation of such options may be subject to further regulatory approval. If the 20 day average closing price for Bancshares of Florida’s common stock is between $17.77 and $24.04 per share, the exchange ratio will be equal to $6.83 divided by the 20 day average closing price. If, the 20 day average closing price for Bancshares of Florida is equal to or less than $17.77 per share, the exchange ratio will be fixed at 0.3844. Similarly, if the 20 day average closing price is equal to or greater than $24.04 per share, the exchange ratio will be fixed at 0.2841.

Surrender of Stock Certificates

After the completion of the merger, a letter of transmittal, together with a return envelope will be mailed to Bristol shareholders. The letter of transmittal will include instructions for the surrender and exchange of certificates representing Bristol common stock for the merger consideration. A letter of transmittal will be deemed properly completed only if signed and accompanied by stock certificates representing all shares of Bristol common stock.

Until you surrender your stock certificates for exchange after completion of the merger, you will not be paid dividends or other distributions declared after the merger with respect to any Bancshares of Florida common stock into which your Bristol shares have been converted. When you surrender your stock certificates, Bancshares of Florida will pay any unpaid dividends or other distributions, without interest. Bristol stock certificates presented for transfer after the completion of the merger will be canceled and exchanged for the merger consideration.

No fractional shares of Bancshares of Florida common stock will be issued to any holder of Bristol common stock upon consummation of the merger. For each fractional share that would otherwise be issued, Bancshares of Florida will pay cash in an amount equal to the holder’s fractional interest multiplied by $20.90. No interest will be paid or accrued on cash payable to holders of Bristol common stock in lieu of fractional shares. Furthermore, no shareholder of Bristol will be entitled to dividends, voting rights or any other rights as a shareholder of Bancshares of Florida with respect to any fractional share.

None of Bancshares of Florida, Bristol, or any other person will be liable to any former holder of Bristol’s common stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws. If a certificate for Bristol’s common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the Merger Agreement upon compliance by the holder of Bristol’s common stock with the conditions reasonably imposed by the exchange agent. These conditions will include a requirement that the shareholder provide a lost instruments indemnity bond in form, substance and amount reasonably satisfactory to the exchange agent and Bancshares of Florida.

Background of the Merger

Since the opening of Bristol in 1999, the Board of Directors has periodically met to discuss the implementation of Bristol’s strategic plan and the means by which franchise value could be enhanced.

At its regular meeting on November 18, 2005, the Board of Directors of Bristol met to discuss the future of Bristol, weighing the advantages of remaining as an independent financial institution. Certain Board members noted that periodically financial institutions and investor groups would inquire as to Bristol’s interest in pursuing a strategic transaction. The Board of Directors decided that it would be advisable to engage Sandler O’Neill as financial advisors to assist the Board with its capital and strategic planning and to advise the Board of Directors as to Bristol’s strategic options in the current market environment. Chairman of the Board Christopher F. Roden indicated that he would speak to representatives of Sandler O’Neill and request an engagement letter for their assistance in advising on additional capital alternatives as well as advice on merger and acquisition alternatives.

Representatives of Sandler O’Neill made a presentation to the Bristol Board of Directors at its November 29, 2005 Board meeting, regarding the environment for mergers and acquisitions generally, and specifically in South Florida. Sandler O’Neill representatives advised the Board of a number of financial institutions that could possibly be interested in a strategic combination with Bristol, including Bancshares of Florida. After considering Sandler O’Neill’s presentation, the Board of Directors directed their investment advisor to consider pursuing a business combination or an additional capital offering.

At the November 29, 2005 Board meeting, Sandler O’Neill discussed with Bristol the proposal received from Bancshares of Florida. The proposal indicated that Bancshares of Florida was prepared to begin due diligence immediately and was amenable to either a cash or stock transaction subject to due diligence. The Board of Directors advised Sandler O’Neill that Bristol would like to pursue more formal discussions with Bancshares of Florida.

Following the November, 2005 Board meeting, Bancshares of Florida and Bristol agreed to proceed to a due diligence phase, with a goal of proceeding to negotiate a definitive merger agreement. At the January 2006 Bristol Board meeting, the results of Bristol’s due diligence of Bancshares of Florida as well as Bancshares of Florida’s due diligence review of Bristol were presented to the Board for consideration. The Board of Directors of Bristol concluded that discussions aimed at finalizing the business terms of the business transaction should be conducted and if the business terms were satisfactory to authorize counsel and Sandler O’Neill to review and negotiate a definitive agreement once it was submitted to Bristol by Bancshares of Florida.

The Board of Directors of Bristol met on February 2, 2006 to have further discussions with respect to the merger consideration offered by Bancshares of Florida and what pricing would be acceptable to Bristol. At this Board meeting held on February 2, 2006, Sandler O’Neill reviewed the merger consideration offered by Bancshares of Florida following negotiations.

The Board approved proceeding to negotiate a definitive agreement based upon the economic terms reviewed.

On March 7, 2006 the Bristol Board of Directors held a meeting to review and approve the Merger Agreement and review the fairness opinion from Sandler O’Neill. After presentations from Sandler O’Neill and Bristol’s counsel, the Board unanimously approved entering into the Merger Agreement.

Bristol’s Reasons for Entering into the Merger Agreement

In reaching its decision to approve and recommend the Merger Agreement, the Board of Directors of Bristol consulted with the management of Bristol, as well as its financial and legal advisors, and considered a number of factors, both from a short-term and longer-term perspective, including the following material factors:

•

the Bristol Board of Directors’ familiarity with and review of Bristol’s business, financial condition, results of operations, competitive position and future prospects, including the potential growth, development, productivity and profitability of Bristol;

•

the current and prospective environment in which Bristol operates, including national and local economic conditions, the competitive and regulatory environment facing Bristol in particular, and financial institutions in general, the trend toward consolidation in the financial services industry and the likely effect of the foregoing factors on Bristol’s potential growth, development, productivity and profitability;

•

the difficulty that Bristol has had complying with the Bank Secrecy Act and other compliance laws and regulations, which has resulted in Bristol entering into, and operating under, a Memorandum of Understanding between it and the FDIC, which in turn has increased Bristol’s non-interest expenses and diverted the attention of management away from profit-making functions;

•	the illiquidity of Bristol’s stock and the fact that many shareholders had held their stock for an extended period of time without the ability to achieve liquidity;

•

pro-forma financial information on the merger, including, among other things, the pro-forma book value and earnings per share including the anticipated accretion to Bancshares of Florida’s stock immediately following the merger;

•

the merger consideration to be received by Bristol’s shareholders in the transaction and the Board of Directors’ view of the likelihood that the merger would deliver value to the shareholders of Bristol exceeding the value that could be expected in connection with continued independence;

•	the financial information reviewed by management and Sandler O’Neill with the Board of

Directors of Bristol regarding Bancshares of Florida and the performance of Bancshares of Florida’s common stock on both a historical and prospective basis and the strategic fit between the parties, including:

•	the enhanced opportunities for operating efficiencies that could result from the merger; and

•	the respective contributions that each of the parties would bring to a combined institution with respect to financial condition and results of operations;

•

the results of Bristol’s due diligence discussion with Bancshares of Florida, which indicated that Bancshares of Florida exceeded regulatory capital requirements and had the capital resources necessary to complete the transaction;

•

the percentage of the combined entity that Bristol shareholders would receive upon completion of the transaction and the ability of Bristol’s shareholders to participate in the future growth of Bancshares of Florida;

•	comparisons to the prices and multiples of certain valuations in recent acquisitions of companies deemed to be similar in certain respects to Bristol (see “Opinion of Financial Advisor of Bristol”);

•

the likelihood that the merger could be consummated, noting the timing of and conditions to the merger, and the expected effect of the announcement of the merger on relationships with Bristol’s customers, employees, service providers and suppliers;

•

the nature and compatibility of the management and business philosophies of Bristol and Bancshares of Florida, the appointment of one Bristol director to the Board of Directors of both Bancshares of Florida and Bank of Florida (see “Interests of Directors and Officers in the Merger”);

•

the terms and conditions set forth in the Merger Agreement, including, but not limited to, the provisions permitting the Board of Directors of Bristol to consider and respond to unsolicited bona fide third-party offers to acquire Bristol, subject to certain limitations; and

•

the oral presentation by Sandler O’Neill followed by written confirmation, with respect to its determination as to the fairness of the merger from a financial point of view to Bristol’s shareholders, and the analyses, methodologies and conclusions underlying such determination (see “Opinion of Financial Advisor of Bristol”).

Recommendation of the Board of Directors of Bristol

The Board of Directors of Bristol has unanimously approved the Merger Agreement and believes that the Merger Agreement is fair to, and in the best interests of, Bristol and its shareholders. The Board of Directors, therefore, recommends that the holders of Bristol’s common stock vote “FOR” approval of the Merger Agreement and the merger that it contemplates. In making its recommendation, the Board of Directors has considered, among other things, the opinion of Sandler O’Neill that Bancshares of Florida’s proposal is fair to Bristol’s shareholders from a financial point of view. See “Opinion of Bristol’s Financial Advisor” below.

Opinion of Bristol Bank’s Financial Advisor

By letter dated November 10, 2005, Bristol Bank (“Bristol”) retained Sandler O’Neill to act as its financial advisor in connection with a possible business combination with a second party. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to Bristol in connection with the proposed merger and participated in certain of the negotiations leading to the Merger Agreement. At the February 2, 2006 meeting at which Bristol’s Board considered the Merger Agreement, Sandler O’Neill delivered to the Board its oral opinion, subsequently confirmed in writing that, as of such date, the aggregate merger consideration for all the outstanding common shares of Bristol Bank was fair, from a financial point of view, to Bristol Bank shareholders. The full text of Sandler O’Neill’s opinion is attached as Appendix C to this Proxy Statement/Prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. The shareholders of Bristol are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to Bristol’s Board and is directed only to the fairness, from a financial point of view, of the aggregate merger consideration received by Bristol Bank shareholders. It does not address the underlying business decision of Bristol or Bancshares of Florida to engage in the merger or any other aspect of the merger and is not a recommendation to any shareholder of Bristol as to how such shareholder should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering its February 2, 2006 opinion, Sandler O’Neill reviewed and considered, among other things:

•	the Agreement;

•	certain financial statements and other historical financial information of Bristol Bank provided by senior management of Bristol Bank and that we deemed relevant;

•	certain publicly available financial statements and other historical financial information of Bancshares of Florida that Sandler O’Neill deemed relevant;

•	internal financial projections for Bristol Bank for the year ending December 31, 2006 prepared by and reviewed with management of Bristol Bank;

•	earnings per share estimates for Bancshares of Florida for the years ending December 31, 2006 and 2007 published by I/B/E/S and discussed with the management of Bancshares of Florida;

•

the pro forma financial impact of the Merger on Bancshares of Florida, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior managements of Bristol Bank and Bancshares of Florida;

•

the publicly reported historical price and trading activity for Bancshares of Florida’s common stock, including a comparison of certain financial and stock market information for Bancshares of Florida with similar publicly available information for certain other companies the securities of which are publicly traded;

•	the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant.

Sandler O’Neill also discussed with certain members of senior management of Bristol Bank the business, financial condition, results of operations and prospects of Bristol Bank.

In performing its review, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by Bristol Bank, Bancshares of Florida or their respective representatives or that was otherwise reviewed by Sandler O’Neill and Sandler O’Neill assumed such accuracy and completeness for purposes of rendering its opinion. Sandler O’Neill further relied on the assurances of the senior management of each of Bancshares of Florida and Bristol Bank that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill has not been asked to undertake, and have not undertaken, an independent verification of any of such information and Sandler O’Neill does not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill does not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Bristol Bank, Bancshares of Florida or any of its subsidiaries, or the collectibility of any such assets, nor has it been furnished with any such evaluations or appraisals. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Bancshares of Florida or Bristol Bank nor has it reviewed any individual credit files relating to Bancshares of Florida or Bristol Bank. Sandler O’Neill assumed, with Bristol’s consent, that the respective allowances for loan losses for Bristol Bank are adequate to cover such losses. With respect to the financial projections for Bristol Bank and Bancshares of Florida used by Sandler O’Neill in its analyses, the senior management of Bancshares of Florida and Bristol Bank confirmed to Sandler O’Neill that those projections and estimates (including any assumptions related to such projections and estimates) reflected the best currently available estimates and judgments of the future financial performances of Bancshares of Florida and Bristol Bank. Sandler O’Neill assumed that the financial performances reflected in all projections and estimates used in its analyses would be achieved. Sandler O’Neill expresses no opinion as to such financial projections or estimates or the assumptions on which they are based. Sandler O’Neill has also assumed that there has been no material change in the assets, financial condition, results of operations, business or prospects of Bancshares of Florida or Bristol Bank since the date of the most recent financial statements made available to us. Sandler O’Neill assumed in all respects material to its analysis that Bancshares of Florida and Bristol Bank will remain as going concerns for all periods relevant to its analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements and that the conditions precedent in the agreements will not be waived. Finally, with Bristol’s consent, it has relied upon the advice Bristol Bank has obtained from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. Its opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of this Proxy Statement/Prospectus. Events occurring after the date of its opinion could materially affect Sandler O’Neill’s opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of the opinion.

In rendering its February 2, 2006 opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses.

The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Bancshares of Florida or Bristol Bank and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Bancshares of Florida or Bristol and the companies to which they are being compared.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Bristol, Bancshares of Florida and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Bristol Board at the meeting on February 2, 2006. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Bristol’s or Bancshares of Florida’s common stock or the price at which either institution’s common stock may be sold at any time.

Summary of the Merger. Sandler O’Neill reviewed the financial terms of the Merger Agreement. Using the $20.9 million aggregate consideration for all the outstanding shares of Bristol’s common stock and based upon the financial information for Bristol as of and for the twelve months ended December 31, 2005, Sandler O’Neill calculated the following ratios:

Transaction Ratios

Transaction Value / Last 12 Months Earnings (1)	NM *
Transaction Value / Book Value (2)	206.6%
Transaction Value / Tangible Book Value (2)	206.6%
Tangible Book Premium / Core Deposits (3)	20.8%

(1)	Net Income for the twelve months ending 12/31/2005 was ($128,000).
(2)	Consolidated stockholders’ equity was $10.121 million.
(3)	Core deposits equal total deposits of $69.4 million less $17.4 million in time deposits greater than $100,000 and director deposits of $5.5 million.
*	Not Meaningful

Comparable Company Analysis. Sandler O’Neill compared the financial results for Bancshares of Florida as of and for the twelve month period ended December 31, 2005 with selected financial and market trading information for the following groups of publicly traded depository institutions:

Southeastern Public Commercial Bank Peer Group
Farmers Bank of Appomattox	Weststar Financial Svcs Corp
SterlingSouth B&TC	Suncoast Bancorp Inc.
Pioneer Bankshares Inc.	Bank of Richmond NA
Bank of McKenney	Shenandoah National Bank

Southeastern Public Commercial Bank Peer Group
Horizon Bancorp Inc.	Old Harbor Bank
Central Florida State Bank	Citizens Community Bank
Blue Ridge Bankshares Inc.	Carolina Trust Bank
FPB Bancorp Inc.

Florida Public Commercial Banks
Regent Bancorp Inc.	Suncoast Bancorp Inc.
Atlantic BancGroup Inc.	Old Harbor Bank
OptimumBank Holdings Inc.	Central Florida State Bank
Pilot Bancshares Inc.	FPB Bancorp Inc.
Marco Community Bancorp Inc.	Horizon Bancorp Inc.

For the three peer groups, the analysis used publicly available financial information as of and for the twelve-month period ended December 31, 2005 (September 30, 2005, where December 31, 2005 data was not available), and market trading information as of January 27, 2006. Information for Bristol was provided to Sandler O’Neill by senior management and was as of and for the twelve months ended December 31, 2005. The data are summarized in the table below:

Median
Bristol Bank	Southeastern Peer Group	Florida Peer Group
Total Assets (in millions)	$91.20	$122.00	$146.90
Tangible Equity / Tangible Assets	11.09%	10.14%	11.48%
Gross Loans / Total Deposits	86.15%	87.80%	93.60%
LLRs / Gross Loans	1.19%	1.05%	1.01%
NPAs / Total Assets	0.32%	0.00%	0.09%
Efficiency Ratio	97.60%	87.80%	69.83%
LTM Return on Average Assets	-0.14%	0.79%	0.74%
LTM Return on Average Equity	-1.42%	8.74%	7.98%
Price / LTM Earnings Per Share	NA	16.8	x	26.7	x
Price/ Book Value	NA	130.00%	125.10%
Price/ Tangible Book Value	NA	139.32%	167.20%
Market Capitalization (in millions)	NA	$20.50	$28.20

Present Value Analysis. Sandler O’Neill then performed an analysis that estimated the net present value per fully diluted share of Bristol common stock through December 31, 2008 under various circumstances and assuming Bristol performs in accordance with management’s projections for the fiscal years ending December 31, 2006 through 2008. To approximate the terminal value of Bristol common stock on December 31, 2008, Sandler O’Neill applied price / earnings multiples ranging from 19.0x to 30.0x and multiples of tangible book value ranging from 100% to 250%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 15.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Bristol common stock. As illustrated in the following tables, this analysis indicated a range of values per fully diluted share for Bristol common stock of $5.57 to $9.27 when applying the price/earnings multiples and $5.94 to $17.66 when applying multiples of tangible book value.

Present Value Per Share – Based on Tangible Book Value; Net Present Value for Period Ending Dec. 31, 2009

		Tangible Book Value
		100%	125%	150%	175%	200%	250%
	9%	7.06	8.83	10.60	12.36	14.13	17.66
	10%	6.86	8.57	10.28	12.00	13.72	17.15
Discount Rate	11%	6.66	8.32	9.99	11.65	13.32	16.65
	12%	6.47	8.09	9.70	11.32	12.94	16.17
	13%	6.28	7.86	9.43	11.00	12.57	15.71
	14%	6.11	7.63	9.16	10.69	12.21	15.27
	15%	5.94	7.42	8.90	10.39	11.87	14.84

Present Value Per Share – Based on Price/Earnings; Net Present Value for Period Ending Dec. 31, 2009 (1)

		Price/Earnings Ratio
		19.0x	21.0x	23.0x	25.0x	27.0x	30.0x
	9%	$5.57	$6.15	$6.74	$7.32	$7.91	$8.79
	10%	5.62	6.21	6.80	7.39	7.98	8.87
Discount Rate	11%	5.67	6.26	6.86	7.46	8.05	8.95
	12%	5.72	6.32	6.92	7.52	8.13	9.03
	13%	5.77	6.38	6.98	7.59	8.20	9.11
	14%	5.82	6.43	7.05	7.66	8.27	9.19
	15%	5.87	6.49	7.11	7.73	8.34	9.27

(1)	The discounted cash flow analysis is based on Fully Diluted EPS.

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed 22 merger transactions announced nationwide from January 1, 2004 through January 27, 2006 involving “poor performing” commercial banks as acquired companies. “Poor performing” commercial banks were defined as targets with an efficiency ratio greater than 80% and ROAA less than 0.40%. The average efficiency of this group was 88% and its average ROAA was 0.05% (the “Nationwide Poor Performing Group”). Sandler O’Neill also separately reviewed 44 merger transactions announced from January 1, 2004 through January 27, 2006 with commercial banks as targets in the Southeast with announced transaction values greater than $15 million and less than $50 million (the “Southeast Group”). Finally, Sandler O’Neill reviewed 10 merger transactions announced from January 1, 2004 through January 27, 2006 involving commercial banks as targets in Florida (the “Florida Group”) with announced transaction values between $15 million and $50 million.

Sandler O’Neill then reviewed the following multiples and compared these multiples to our transaction:

•	Transaction price to book value;

•	Transaction price to tangible book value; and

•	Tangible book value premium to core deposits.

Sandler O’Neill computed the high, low, mean, and median multiple and premium for the groups of transactions. The median multiples from the Nationwide Poor Performing, Southeastern and Florida Groups were applied to Bristol’s financial information as of and for the twelve months ended December 31, 2005. As illustrated in the following table, Sandler O’Neill calculated imputed ranges of values for Bristol of $18,477,000 to $23,136,000 based upon the median multiples for the transactions in the Nationwide Poor Performing Group, $20,327,000 to $23,796,000 based upon the median multiples for the transactions in the Southeastern Group and $18,592,000 to $21,946,000 based upon the median multiples for the transactions in the Florida Group.

	Comparable Transaction Multiples
	Median Nationwide Poorly Performing Multiple	Implied Value(2)	Median Southeast Group Multiple	Implied Value(2)	Median Florida Group Multiple	Implied Value(2)
Transaction Price / Book Value	216.8%	$23,136	227.1%	$23,796	228.6%	$21,946
Transaction Price / Tangible Book Value	216.8%	$23,136	235.1%	$22,987	228.6%	$21,946
Tangible Book Premium / Core Deposits (1)	15.8%	$18,477	19.1%	$20,327	15.6%	$18,592

(1)	Core deposits equal total deposits of $69.4 million less $17.4 million in time deposits greater than $100,000 and director deposits of $5.5 million.
(2)	In thousands

Sandler O’Neill has acted as Bristol’s financial advisor in connection with the merger and will receive a reasonable transaction fee for its services, a portion of which is payable upon closing of the merger. Sandler O’Neill has also received a fee of $100,000 for rendering its opinion. Bristol has agreed to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities arising out of our engagement.

In the ordinary course of our business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to Bancshares of Florida and their affiliates. Sandler O’Neill may also actively trade the debt and/or equity securities of Bancshares of Florida or it affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Effective Time of the Merger

Subject to the conditions to the obligations of the parties to effect the merger (including, without limitation, the receipt of all required approvals of governmental and regulatory authorities), the merger will become effective when Articles of Merger are filed with the Florida Secretary of State, Division of Corporations.

Although we anticipate that all conditions to consummation of the merger will be satisfied so that the merger can be consummated on or before November 1, 2006, we cannot give any assurance that the necessary shareholder and regulatory approvals can be obtained or that other conditions precedent to the merger can or will be satisfied. Some, but not all, of which may be waived by the party to whom the condition runs.

Conditions to Consummation of the Merger

Consummation of the merger is subject to various conditions, including:

•	the Merger Agreement and merger shall have been approved by the shareholders of Bristol;

•

the Registration Statement shall have been declared effective by the Securities and Exchange Commission prior to the mailing of the Proxy Statement/Prospectus and receipt by Bancshares of Florida of all state securities laws permits and authorizations necessary to consummate the merger;

•

no action or proceeding shall have been threatened or instituted before a court or other governmental body to restrain or prohibit the transactions contemplated by the Merger Agreement or to obtain damages or other relief in connection with the execution of such agreements or the consummation of the transactions contemplated thereby; and no governmental agency shall have given notice to any party to the Merger Agreement to the effect that consummation of the transactions contemplated therein would constitute a violation of any law or that it intends to commence proceedings to restrain consummation of the merger;

•

all statutory requirements for the valid consummation of the transactions contemplated by the Merger Agreement shall have been fulfilled; all appropriate orders, consents and approvals from all regulatory agencies and other governmental authorities whose order, consent or approval is required by law for the consummation of the transactions contemplated by the Merger Agreement shall have been received; and the terms of all requisite orders, consents and approvals shall then permit the effectuation of the Merger without imposing any material conditions with respect thereto that Bancshares of Florida reasonably determines to be unduly burdensome;

•	receipt by Bristol of a written tax opinion from Igler & Dougherty, P.A., counsel to Bancshares of Florida;

•	Bancshares of Florida shall have offered a seat on its Board of Directors to Ms. Patricia L. Frost, a current member of the Board of Directors of Bristol;

•

the accuracy, as of the date of the Merger Agreement and as of the merger effective time, of the representations and warranties of Bristol and Bancshares of Florida as set forth in the Merger Agreement;

•

the absence of any material adverse change in the financial condition, results of operations, or business of Bancshares of Florida or Bristol which would have a material adverse effect on either Bristol or Bancshares of Florida with certain exceptions in the case of Bristol for merger expenses, expenses payable under existing agreements and reasonable employee retention payments;

•	receipt by Bancshares of Florida of “comfort” letters from Hacker, Johnson & Smith, P.A. in customary form for transactions of this sort and in substance reasonably satisfactory to Bancshares;

•	receipt by Bancshares of Florida from Christopher Roden a signed non-competition agreement form and substance reasonably satisfactory to Bancshares of Florida;

•

receipt by Bristol of a written legal opinion from Igler & Dougherty, P.A., counsel to Bancshares of Florida, and by Bancshares of Florida of a written legal opinion from Powell Goldstein LLP, counsel to Bristol;

•

receipt by Bristol of a fairness opinion from Sandler O’Neill confirming such financial advisor’s prior opinion to the Board of Directors of Bristol to the effect that the consideration to be paid in the merger is fair to its shareholders from a financial point of view; and

•

no adverse regulatory action shall be pending or threatened against Bristol if such action would or could impose any material liability on Bancshares of Florida, interfere in any material respect with the conduct of its businesses following the merger or impede its ability to obtain any required regulatory approval for the Merger.

•	satisfaction or waiver of certain other conditions, including the receipt of various certificates from the officers and directors of Bristol;

We are not able to provide assurance about when or if all of the conditions precedent to the merger can or will be satisfied or waived by the party permitted to do so.

Regulatory Approvals

The merger may not proceed in the absence of receipt of the requisite regulatory approvals. Bank of Florida submitted the appropriate applications with the FDIC and with the OFR on April 12, 2006 for approval. On June 9, 2006, the OFR issued a notice of its intent to approve Bank of Florida’s application. The FDIC deemed Bank of Florida’s application substantially complete on May 25, 2006. Bristol and

Bancshares of Florida are not aware of any other material governmental approvals or actions that are required for consummation of the merger. Should any other approval or action be required, it presently is contemplated that such approval or action will be sought.

Waiver, Amendment, and Termination

To the extent permitted by law, the Merger Agreement may be amended by a subsequent writing signed by each of the parties upon the approval of the Board of Directors of each of the parties before or after shareholder approval of the Merger Agreement. However, no amendment may be made which modifies the consideration to be received by Bristol’s shareholders without their further approval. In addition, prior to or at the filing of the Articles of Merger with the Florida Secretary of State, either Bristol or Bancshares of Florida, or both, acting through their respective Boards of Directors, may:

•	waive any default in the performance of any term of the Merger Agreement by the other party;

•	waive or extend the time for the compliance or fulfillment by the other party of any and all of its obligations under the Merger Agreement; and

•	waive any of the conditions precedent to the obligations of such party under the Merger Agreement;

except any condition that, if not satisfied, would result in the violation of any applicable law or governmental regulation and provided that such waiver would not adversely affect the interests of the waiving party or its shareholders. No such waiver will be effective unless written and unless executed by a duly authorized officer of Bristol or Bancshares of Florida as the case may be.

The Merger Agreement may be terminated and the merger abandoned at any time prior to the effective time of the merger, notwithstanding its approval by the shareholders of Bristol:

(1) by the mutual agreement of the Boards of Directors of Bancshares of Florida and Bristol;

(2) by either Bancshares of Florida or Bristol if:

•	the other party has breached the Merger Agreement in a manner resulting in a material breach that cannot or has not been cured within thirty (30) days.

•	all conditions to Closing required by the Merger Agreement have not been met by or can not be met by November 30, 2006, and have not been waived;

•	the merger has not become effective on or before December 31, 2006, or such later date as the parties shall have agreed in writing;

(3) by Bancshares of Florida if:

•	Bristol’s shareholders do not approve the merger;

•

if the Board of Directors of Bristol shall: (i) withdraw, modify or change its recommendation to its shareholders of the Merger Agreement or the Merger, or shall have resolved to do any of the foregoing or; (ii) sell, lease, transfer or dispose of all or substantially all of the assets of Bristol; or (iii) permit the acquisition, by any person or group, of the beneficial ownership of 15% or more of any class of Bristol capital stock; or shall have made any announcement of any agreement to do any of the foregoing;

•	in the event the number of shares owned by Bristol’s shareholders who elect dissenters’ rights exceeds 30%; or

•	upon the entry of a formal enforcement agreement or order [e.g., a Cease and Desist Order] against Bristol by the OFR or the FDIC.

(4) by Bristol if:

•	Bancshares fails to obtain regulatory approval of the merger or obtain effectiveness of the Registration Statement; or

•	prior to the effective time of the merger, Bristol receives an acquisition proposal that the Bristol Board of Directors determines is more favorable to the Bristol shareholders.

If the merger is terminated as described above, the Merger Agreement will become void and have no effect, except that: (i) certain of its provisions including those relating to the obligations to maintain the confidentiality of information and the return of all documents obtained from the other party, will survive; and (ii):

•	if Bancshares of Florida terminates pursuant to Section 7.01 (b), (c), (d) or (e) of the Merger Agreement, then Bristol shall pay to Bancshares of Florida $250,000;

•	if Bristol terminates pursuant to Section 7.01 (b), (c) or (d) of the Merger Agreement, then Bancshares of Florida shall pay to Bristol $250,000; and

•

if Bristol terminates the Merger Agreement following receipt of an acquisition proposal from a third party and thereafter enters into or consummates a transaction pursuant to such acquisition proposal, which results in a change of control, Bristol shall pay to Bancshares of Florida $1,000,000.

Management and Operations After the Merger

As soon as practicable following the merger and subject to any necessary regulatory and shareholder approvals, the Board of Directors of Bancshares of Florida will take steps to reconstitute its size to 15 individuals, 14 of whom shall be the current members of the Board of Directors of Bancshares of Florida and one of whom shall be Ms. Patricia L. Frost, a current member of the Board of Directors of Bristol. Bristol’s current office will become the “Bank of Florida - Miami - Dade Branch,”

Interests of Certain Persons

When considering the recommendation by the Board of Directors of Bristol to vote “FOR” the Merger Agreement, you should be aware that certain executive officers and members of the Board of Directors of Bristol have certain interests in the Merger Agreement and the merger that are different from, and may conflict with, your interests as a shareholder. The Board of Directors of Bristol was aware of and considered these interests when it considered and approved the Merger Agreement and the merger.

One current member of the Board of Directors of Bristol, Ms. Patricia L. Frost, will be appointed to serve on the Board of Directors of Bancshares of Florida upon consummation of the merger.

The Merger Agreement provides that Bancshares of Florida will enter into a non-competition agreement with Mr. Christopher F. Roden on the closing date of the merger that will have a one-year term. Mr. Christopher F. Roden may also serve in as yet undetermined management capacity with Bank of Florida.

The non-competition agreement will provide that Mr. Roden may not “compete” (as described in the agreement) with Bancshares of Florida in Dade County, Florida, for a period of one year and he shall receive a payment equal to one year’s annual base salary if Bancshares undergoes a change in control. In addition, under the non-competition agreement, Mr. Roden may not solicit business of Bancshares of Florida customers or solicit its employees for a period of one year following his termination of employment with Bancshares of Florida for any reason. The non-competition agreement is attached to this Proxy Statement/Prospectus as Appendix D.

Michael S. Duchowney, W.B. Haddad and Warren P. Weiser all of whom are directors of Bristol, and 1493 Sunset Partnership, of which Gilbert A. Haddad and W.B. Haddad, directors of Bristol, are general partners, are parties to a stock purchase agreement with the Frosts in which the Frosts have agreed to purchase, concurrent with, or immediately after, the closing of the merger, any or all shares of Bancshares common stock which they receive in the merger for cash at a purchase price equal to ninety percent (90%) of the average closing market price of the Bancshares common stock for the twenty (20) trading days prior to the closing date of the merger. The shareholders who are parties to the stock purchase agreement have agreed to make an election to receive all cash for their shares of Bristol common stock in the merger and to vote all of their shares in favor of the merger. As of the record date, the shareholders who are parties to the stock purchase agreement, excluding the Frosts, held 224,034 shares of Bristol common stock.

Mr. Jay H. Massirman, Christopher H. Roden, Robert J. Yanno, and Mrs. Patricia Frost, all of whom are directors of Bristol, and Mr. Dennis A. Markos, are parties to an agreement with Bristol, whereby they have agreed that, in the event the merger transaction is consummated, they will receive all stock consideration in the merger.

Bancshares of Florida has agreed to continue all rights to indemnification and all limitations of liability of the existing and former directors, officers and employees of Bristol as contained in Bristol’s charter documents. Additionally, Bancshares of Florida will maintain the directors’ and officers’ liability insurance policy maintained by Bristol for a period of three years following the merger.

Effect on Certain Benefit Plans

At the effective time of the merger, each Bristol stock option that is outstanding, whether or not exercisable, will be converted into shares of Bancshares of Florida’s common stock pursuant to the stock option exchange ratio set forth in the Merger Agreement.

Federal Income Tax Consequences of the Merger

The merger is intended to qualify as a reorganization for federal income tax purposes under Section 368(a)(1)(A) of the Internal Revenue Code. The law firm of Igler & Dougherty, P.A. has rendered its opinion to Bristol that the merger will constitute such a reorganization. In delivering its opinion, Igler & Dougherty received and relied upon certain representations of officers of Bristol and Bancshares of Florida and certain other factual assumptions, information, data, documentation and other materials as it deemed necessary.

Neither Bancshares of Florida nor Bristol intends to seek a ruling from the Internal Revenue Service as to the federal income tax consequences of the merger. Bristol’s shareholders should be aware that the opinion of Igler & Dougherty will not be binding on the Internal Revenue Service or the courts. Bristol’s shareholders also should be aware that some of the tax consequences of the merger are governed by provisions of the Internal Revenue Code as to which there are no final regulations and little or no judicial or administrative guidance. There can be no assurance that future legislation, administrative rulings, or court decisions will not adversely affect the accuracy of the statements contained herein.

The tax opinion states that, provided the assumptions stated therein are satisfied, the merger whereby Bristol will be merged with and into Bank of Florida will constitute a reorganization as defined in Section 368(a)(1)(A) of the Internal Revenue Code. No gain or loss will be recognized by Bristol shareholders who receive only Bancshares of Florida common stock in the merger. The aggregate federal income tax basis of the Bancshares of Florida common stock received by each Bristol shareholder will be the same as the aggregate federal income tax basis of the shareholder’s Bristol common stock, decreased by the amount of cash received and increased by the amount of any gain received. The holding period of the shares of Bancshares of Florida’s common stock received by each of those Bristol shareholders will include the period for which the exchanged Bristol common stock was held as a capital asset by the Bristol shareholder as of the closing date of the merger.

A shareholder who receives only cash for any whole shares or in lieu of fractional shares will recognize gain or loss in an amount equal to the difference between the cash received and the basis of the whole or fractional shares of Bristol common stock exchanged. A shareholder who receives a combination of cash and shares of Bancshares of Florida’s common stock will recognize gain, but not loss, in an amount equal to the lesser of:

(a)	the gain realized on the exchange (computed by reference to the fair market value of the Bancshares common stock received, plus any cash received, over the basis in their Bristol common stock), or

(b)	the amount of cash received.

Such gain generally will be long-term capital gain if the holding period for such shares of Bristol common stock was more than one year at the effective time of the merger.

Section 1.368-3 of the Treasury Regulations requires that each shareholder who receives Bancshares of Florida common stock pursuant to the merger attach to such shareholder’s federal income tax return for the taxable year in which the merger occurs, a complete statement of all the facts pertinent to the non-recognition of gain or loss upon the merger. Shareholders should consult their own tax advisors regarding the disclosure requirements.

The foregoing discussion is intended only as a summary of material federal income tax consequences of the merger to the shareholders of Bristol and does not purport to be a complete description of all potential tax effects of the merger. The discussion does not address the tax consequences that may be relevant to a particular shareholder subject to special treatment under certain federal income tax laws, such as:

•	dealers in securities;

•	banks;

•	insurance companies;

•	tax-exempt organizations;

•	non-United States persons;

•	shareholders who do not hold their shares of Bristol common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code; and

•	shareholders who acquired their shares of Bristol common stock pursuant to the exercise of stock options or otherwise as compensation.

In addition, the discussion does not address any consequences arising under the laws of any state, locality or foreign jurisdiction. Moreover, the tax consequences to holders of Bristol’s stock options are not discussed. The discussion is based upon the Internal Revenue Code, Treasury Regulations thereunder and administrative rulings and court decisions as of the date hereof. All of the foregoing is subject to change and any such change could affect the continuing validity of this discussion. Bristol shareholders are urged to consult their own tax advisors concerning the particular federal, state, local and foreign tax consequences of the merger to them.

Accounting Treatment

The merger will be treated as a “purchase” under generally accepted accounting principles. Under the purchase method of accounting, at the effective time of the merger, Bristol’s assets and liabilities, including identifiable intangibles, will be recorded at their respective fair values and added to those of Bancshares of Florida. The excess of the purchase over the fair value of the net assets acquired will be recorded as goodwill on Bancshares of Florida’s books. The consolidated financial statements of Bancshares of Florida, after the effective time of the merger, will reflect the assets and liabilities of Bristol, but Bancshares of Florida’s consolidated financial statements will not be restated retroactively to reflect Bristol’s historical financial position or results of operations.

Expenses and Fees

The Merger Agreement provides that each of the parties will bear and pay its own expenses in connection with the transactions contemplated by the Merger Agreement, including legal, accounting and financial advisory fees, as well as the expenses associated with the printing and mailing of this Proxy Statement/Prospectus.

Resales of Bancshares of Florida Common Stock

The issuance of Bancshares of Florida’s common stock to shareholders of Bristol in connection with the merger will be registered under the Securities Act of 1933. All shares of Bancshares of Florida common stock received by Bristol shareholders will be freely transferable upon consummation of the merger by those shareholders who were not “affiliates” of Bristol. “Affiliates” generally are defined as persons or entities who control, are controlled by, or are under common control with Bristol (generally, this will include executive officers, directors, and shareholders who own 10% or more of Bristol’s common stock). Resales by “affiliates” will be subject to the restrictions set forth in Rule 145 promulgated under the Securities Act of 1933, as amended.

THE BRISTOL BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE MERGER AGREEMENT.

PROPOSAL 4

ADJOURNMENT OF ANNUAL MEETING

The Bristol Board of Directors seeks your approval to adjourn the Annual Meeting in the event that there are not a sufficient number of votes to approve Proposals 1, 2 or 3 at the Annual Meeting. If it is necessary to adjourn the Annual Meeting and the adjournment is for a period of less than 30 days, no notice of the time or place of the reconvened Meeting will be given to shareholders, other than an announcement made at the Annual Meeting.

THE BRISTOL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ADJOURNMENT OF THE ANNUAL MEETING IN THE EVENT THAT THERE ARE NOT A SUFFICIENT NUMBER OF VOTES TO APPROVE PROPOSALS 1, 2 OR 3 AT THE ANNUAL MEETING.

DISSENTERS’ RIGHTS

Dissenters’ Rights of Bristol’s Shareholders

Under Florida law, each shareholder of Bristol entitled to vote on the merger who complies with the procedures set forth in Section 658.44, Florida Statutes, relating to the rights of dissenting shareholders (the “Dissent Provisions”) is entitled to receive in cash the value of his or her shares of Bristol common stock. A Bristol shareholder must comply strictly with the procedures set forth in the Dissent Provisions. Failure to follow any such procedures will result in a termination or waiver of his or her dissenters’ rights.

To perfect dissenters’ rights, a holder of Bristol common stock must vote against approval of the Merger Agreement or provide written notice to Bristol at or prior to the Annual Meeting indicating that such shareholder dissents from the Merger Agreement. Such written notification should be delivered either in person or by mail (certified mail, return receipt requested, being the recommended form of transmittal) to Bristol Bank, 1493 Sunset Drive, Coral Gables, Florida 33143, Attention: Corporate Secretary. All such communications should be signed by or on behalf of the dissenting Bristol shareholder in the form in which his or her shares are registered on the books of Bristol. If a shareholder has not provided written notice of dissent at or prior to the Annual Meeting and such shareholder does not vote against the merger, the shareholder will be deemed to have waived his or her dissenter’s rights. Note that a failure to return a proxy card and an abstention from voting at the Annual Meeting will not be deemed to be a vote against the merger for purposes of determining a shareholder’s dissenter’s rights.

If the dissenting shareholder properly perfects his or her dissenter’s rights and the Merger Agreement is adopted and approved by the shareholders of Bristol, then such dissenting Bristol shareholder shall have the following rights with respect to those shares. Under the Dissent Provisions, on or promptly after the effective date of the merger, Bancshares of Florida may fix an amount that it will pay in cash to dissenting shareholders. If Bancshares of Florida fixes such an amount (which it is not legally required to do), it shall offer to pay such amount to the holders of all dissenting shares of Bristol. The owners of dissenting shares who have accepted the offer will be entitled to receive the amount so offered upon surrender of their stock certificates at any time within 30 days after the effective date of the merger. Those owners who have not accepted such an offer for their shares will have the value of their dissenting shares determined as of the effective date of the merger by three appraisers; one to be selected by the owners of at least two-thirds of such dissenting shares, one to be selected by the Bancshares of Florida’s Board of Directors, and the third to be selected by the other two appraisers so chosen. The value agreed upon by any two of the three appraisers will control and be final and binding on all parties. If, within 90 days from the effective date of the merger, for any reason one or more of the appraisers is not selected as required under the statute, or the appraisers fail to determine the value of the dissenting shares, the Florida Office of Financial Regulation will cause an appraisal of the dissenting shares to be made, which will be final and binding on all parties. Except as set forth below in the description of the escrow, the expenses of appraisal will be paid for by Bancshares of Florida. Upon conclusion of the appraisal process, the value determined by the appraisal shall be paid to all dissenting shareholders in cash upon surrender of the stock certificates representing such shares within 30 days after the appraisal has been made.

In the event that any Bristol shareholders properly exercise their dissenters’ rights with respect to the approval of the Merger Agreement, $100,000 will be withheld from the cash consideration otherwise payable to Bristol shareholders who have elected cash in exchange for their Bristol shares in the merger. This amount will be held in escrow and may be used by Bancshares of Florida for costs incurred in complying with the dissenters’ rights procedures under Section 658.44, Florida Statutes. In the event that the final valuation of a dissenter’s share of Bristol common stock is determined to be less than $16.83, Bancshares of Florida will credit and replenish any amounts withdrawn from the escrow account by the difference between the final valuation and $16.83, up to the actual amount withdrawn from escrow. Any amounts remaining in the escrow account after conclusion of the dissenters’ rights proceedings (including any amounts replenished in the manner set forth above), will be disbursed, on a pro rata basis, to the former holders of Bristol common stock who received cash consideration in the Merger. It is the parties’ intent that apart from the recapture of escrow described above, no difference between the final valuation and $16.83 would be paid to Bristol shareholders.

The foregoing does not purport to be a complete statement of the provisions of the Florida Statutes relating to statutory dissenters’ rights and is qualified in its entirety by reference to the Dissent Provisions, which are reproduced in full in Appendix B to this Proxy Statement/Prospectus and which are incorporated herein by reference.

DESCRIPTION OF BANCSHARES OF FLORIDA

Business

Bancshares of Florida is a multi-bank holding company that owns and operates Bank of Florida—Southwest, a state chartered bank based in Naples, Florida, Bank of Florida, a state-chartered bank based in Fort Lauderdale, Florida, Bank of Florida – Tampa Bay, a state chartered bank based in Tampa, Florida, and Bank of Florida Trust Company, a state-chartered trust company operating in Naples, Florida.

Bancshares of Florida’s principal executive offices are located at 1185 Immokalee Road, Naples, Florida 34110, and its telephone number is (239) 254-2100. Bancshares of Florida’s website is www.bankofflorida.com. Information included on its website is expressly not incorporated by reference into this Proxy Statement/Prospectus.

At December 31, 2005 Bancshares of Florida had consolidated:

•	total assets of approximately $570 million;

•	total loans held for investment of approximately $488 million;

•	deposits of approximately $495 million; and

•	shareholders’ equity of approximately $59 million.

Bancshares of Florida had net income (loss) of approximately $4.88 million, ($2.88) million, ($2.71) million, ($2.64) million, and ($0.55) million and basic and diluted earnings (loss) per share of $0.82, ($0.81), ($0.92), ($1.48), and ($0.47) for the years ended December 31, 2005, 2004, 2003, 2002 and 2001, respectively.

First Quarter 2006 Results

On April 19, 2006, Bancshares of Florida reported first quarter 2006 net income of $400,000, or $0.06 per diluted share. This marks the fourth consecutive quarter of rising profitability, following a pretax loss of $375,000, or $0.09 per share, in the first quarter of 2005 when Bancshares of Florida was not in a taxable position. On a pretax basis, first quarter 2006 income was $670,000, an increase of more than $1.0 million from the first quarter of 2005.

Top-line revenue increased $658,000 or 10%, compared to the fourth quarter of 2005 to $7.3 million, and increased $3.0 million or 69% compared to the first quarter of 2005. Bancshares of Florida defines top-line revenue as the sum of net interest income plus noninterest income (excluding net securities gains/losses).

Net interest income increased $438,000 or 8%, compared to the fourth quarter of 2005 to $6.2 million, and increased $2.6 million or 72% compared to the first quarter of 2005. These increases were partially a result of an improved net interest margin, which rose to 4.43% in the first quarter, up one basis point in the last 90 days and 82 basis points in the past four quarters.

Noninterest income increased $220,000 or 25%, compared to the fourth quarter of 2005 to $1.1 million, and increased $401,000 or 57% compared to the first quarter of 2005. These increases were primarily due to expanded trust revenues and increased fees from selling mortgages into the secondary market.

Noninterest expense increased 11% or $593,000, compared to the fourth quarter of 2005, causing the efficiency ratio (noninterest expense divided by top-line revenue) to increase slightly to 82.6% from 81.8%. Bancshares of Florida’s efficiency ratio improved by 19 percentage points compared to the first quarter of 2005, reflecting significant positive operating leverage. Overall, noninterest expense increased by 37% or $1.6 million compared to the first quarter of 2005.

At March 31, 2006, total assets were $620 million, a $50 million or 9% increase from assets at December 31, 2005. Loans at quarter end totaled $551 million, up $64 million or 13% compared to fourth quarter 2005, and $190 million or 53% greater than the same period last year. Average deposits for the first quarter totaled $530 million, up $51 million or 11% compared to fourth quarter 2005, and $151 million or 40% greater than the same period last year. Average noninterest-bearing checking (DDA) accounts climbed $29 million or 49% compared to first quarter 2005.

Asset quality continued to be strong in the first quarter, with nonperforming loans (nonaccruals and 90+ days past due) decreasing from $321,000 at year-end 2005 to $45,000 at March 31, 2006, representing only one nonaccrual loan. Nonperformers as a percent of loans outstanding fell to 0.01% from 0.07% at December 31, 2005.

Recent Offering

On May 31, 2006, Bancshares of Florida completed the underwritten sale of 2,875,000 shares of its common stock at a price of $21.50 per share. As a result of the offering, Bancshares of Florida had approximately 8,871,444 shares of common stock outstanding as of June 30, 2006.

Additional information about Bancshares of Florida is included in documents incorporated into this document by reference. See “Where You Can Get Additional Information” on page 59. Shareholders desiring copies of such documents may contact Bancshares of Florida at its address or phone number indicated under “Where You Can Get Additional Information on page 59 of this Proxy Statement/Prospectus.”

INFORMATION ABOUT BRISTOL

Bristol

Bristol is a Florida state-chartered bank which operates from its main office located at 1493 Sunset Drive, Coral Gables, Florida. Its deposits are insured by the FDIC to the maximum amount permitted by law. Bristol is focused on community-oriented banking through localized lending, core deposit funding, and stable growth.

Business

Bristol’s goal has been to serve the banking needs of individuals and small and medium-sized businesses in Coral Gables, Florida and surrounding areas in Dade County, Florida. Bristol’s operations are primarily retail oriented and its principal activities are the taking of demand and time deposits and originating residential loans. Bristol offers a wide range of banking services including checking accounts, NOW accounts, savings accounts, and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit and other associated services.

On December 31, 2005, Bristol’s unaudited financial statements reflected total assets of approximately $91.2 million, total net loans of approximately $59.4 million, total deposits of approximately $69.3 million, and total shareholders’ equity of approximately $10.1million.

Banking Market

Bristol’s current banking market consists primarily of Southern Dade County, Florida.

Competition

Bristol competes for deposits in its banking market with other commercial banks, savings banks and other thrift institutions, credit unions, agencies issuing United States government securities and all other organizations and institutions engaged in money market transactions. With regard to its lending activities, Bristol competes with all other financial institutions as well as consumer finance companies, mortgage companies and other lenders. Commercial banking in its market area and in Florida as a whole is very competitive.

Interest rates, both on loans and deposits, and prices of fee-based services, are generally significant competitive factors among financial institutions. Other important competitive factors include office location, office hours, the quality of customer service, community reputation, continuity of personnel and services, and, in the case of larger commercial customers, relative lending limits and the ability to offer sophisticated cash management, lines and letters of credit, and other commercial banking services. Most of Bristol’s competitors have greater resources, broader geographic markets and higher lending limits than it has, and they can offer more products and services and can better afford and make more effective use of media advertising, support services and electronic technology than Bristol can. To counter these competitive disadvantages, Bristol has attempted to differentiate itself from its larger competitors with its focus on relationship banking, personalized service, direct customer contact, and its ability to make credit and other business decisions more quickly. Bristol is proud of its reputation as a financial institution that is involved in local communities through its financial support and its personnel’s participation in civic and charitable events and organizations.

In the past twenty years, federal and state legislation has heightened the competitive environment in which all financial institutions conduct their business, and the potential for competition among financial institutions of all types has increased significantly. In terms of assets, Bristol is one of the smaller financial institutions in South Florida. See “Regulatory Matters.”

Employees

On December 31, 2005, Bristol had 22 full-time equivalent employees. Bristol and its employees are not party to any collective bargaining agreement, and relations with its employees are considered to be good.

Legal Proceedings

From time to time, Bristol may become involved in legal proceedings occurring in the ordinary course of its business. However, subject to the uncertainties inherent in any litigation, management of Bristol believes there currently are no pending or threatened proceedings that are reasonably likely to result in a material adverse change in Bristol’s financial condition or operations.

Properties

Bristol currently operates solely from its main banking office located at 1493 Sunset Drive, Coral Gables, Florida 33143.

Principal Shareholders

The following table sets forth, as of May 31, 2006, the stock ownership by each of Bristol’s directors, by all directors and executive officers as a group, by certain affiliated entities of certain directors, and by each owner of more than 5% of the outstanding shares of Bristol common stock.

Greater than 5% Shareholders

			Percentage of
Name	Voting Shares Class B	Class A	Class B	Class A
Back Nine Partners, LLC (2)	33,334	66,668	8.28%	8.28%
1493 Sunset Partnership(3)	55,613	111,226	13.82%	13.82%
Jackie Haddad (4)	20,304	40,608	5.05%	5.05%
Dennis A. Markos (5)	55,144	110,288	13.70%	13.70%
Alison W. Miller (6)	51,157	102,314	12.71%	12.71%
Eugene Stearns	36,536	73,072	8.83%	8.83%

Directors and Executive Officers

						Percentage of
Name	Title	Voting Shares Class B		Class A		Class B	Class A
Matthew A. Bluhm	Director	5,853		11,706		1.50%	1.50%
John S. Chaperon	President		*		*	*	*
Michael S. Duchowny	Director	9,700		19,400		2.41%	2.41%
Patricia L. Frost	Director	41,762		83,524		10.38%	10.38%
Fernando L. Fernandez	Director		*		*	*	*
Gilbert A. Haddad	Director		*		*	*	*
W.B. Haddad	Director		*		*	*	*
Jay H. Massirman	Director	6,591		13,182		1.64%	1.64%
Christopher F. Roden	Chairman		*		*	*	*
Steven D. Rubin	Director	700		1,400		*	*
Warren P. Weiser	Director	9,365		18,730		4.1%	4.1%
Robert J. Yanno	Vice Chairman	1,666		3,332		*	*

*	Less than 1%.
(1)

Information with respect to ownership is based upon information furnished by each owner. With respect to certain of the individual directors and executive officers listed in the table, the number of shares indicated includes shares of Bristol common stock that the individual has the right to acquire now or within the next 60 days through the exercise of previously granted options. All options held by directors and officers will be converted to shares of Bancshares of Florida pursuant to the Merger Agreement.

(2)	Back Nine Partners, LLC is controlled by Christopher F. Roden, Chairman of the Board of Directors of Bristol.
(3)	Gilbert A. Haddad, a director of Bristol is a general partner of 1493 Sunset Partnership.
(4)	Jackie A. Haddad is the spouse of Gilbert A. Haddad, a director of Bristol.
(5)	Matthew A. Bluhm is the adult stepson of Dennis A. Markos, a director of Bristol,
(6)	Includes 1,500 Class B shares and 3,000 Class A shares held by Alison W. Miller’s parents.

REGULATORY MATTERS

Banks and their holding companies, and their affiliates, are extensively regulated under both federal and state law. The following is a brief summary of certain statutes, rules, and regulations affecting Bancshares of Florida and its subsidiaries and Bristol. This summary is qualified in its entirety by reference to the particular statutory and regulatory provisions referred to below and is not intended to be an exhaustive description of the statutes or regulations applicable to the business of Bancshares of Florida and its subsidiaries and Bristol. Any change in the applicable law or regulation may have a material effect on the business and prospects of Bancshares of Florida and its subsidiaries and Bristol. Supervision, regulation, and examination of banks by regulatory agencies are intended primarily for the protection of depositors, rather than shareholders.

Bank Holding Company Regulation. Bancshares of Florida is a multi-bank holding company and a member of the Federal Reserve System under the Bank Holding Company (“BHC”) Act of 1956. As such, Bancshares of Florida is subject to the supervision, examination and reporting requirements of the BHC Act and the regulations of the Federal Reserve. Bancshares of Florida is required to furnish to the Federal Reserve an annual report of its operations at the end of each fiscal year, and such additional information as the Federal Reserve may require pursuant to the BHC Act. The BHC Act requires that a bank holding company obtain the prior approval of the Federal Reserve before: (i) acquiring direct or indirect ownership or control of more than 5% of the voting shares of any bank; (ii) taking any action that causes a bank to become a subsidiary of the bank holding company; or (iii) merging or consolidating with any other bank holding company.

The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy and consideration of convenience and needs issues, including the party’s performance under the Community Reinvestment Act of 1977 (the “CRA”).

Gramm-Leach-Bliley Act. This act permits the creation of new financial services holding companies that can offer a full range of financial products under a regulatory structure based on the principle of functional regulation. The legislation eliminates the legal barriers to affiliations among banks and securities firms, insurance companies, and other financial services companies. The law also provides financial organizations with the opportunity to structure these new financial affiliations through a holding company structure as a financial subsidiary of a national bank. The new law reserves the role of the Federal Reserve as the supervisor for bank holding companies. At the same time, the law also provides a system of functional regulation, which is designed to utilize the various existing federal and state regulatory bodies. The law also sets up a process for coordination between the Federal Reserve and the Secretary of the Treasury regarding the approval of new financial activities for both bank holding companies and national bank financial subsidiaries.

The law also mandates a minimum federal standard of financial privacy. Financial institutions are required to have written privacy policies that must be disclosed to customers. The disclosure of a financial institution’s privacy policy must take place at the time a customer relationship is established and not less than annually during the continuation of the relationship. The act also provides for the functional regulation of bank securities activities. The law repeals the exemption that banks were afforded from the definition of

“brokers,” and replaces it with a set of limited exemptions that allows the continuation of some historical activities performed by banks. In addition, the act amends the securities laws to include banks within the general definition of dealer. Regarding new bank products, the law provides a procedure for handling products sold by banks that have securities elements. Under the law, financial holding companies and banks that desire to engage in new financial activities are required to have satisfactory or better CRA ratings when they commence the new activity.

Sarbanes-Oxley Act. The purpose of the Sarbanes-Oxley Act is to protect investors by improving the accuracy and reliability of corporate disclosures made pursuant to the securities laws, and for other purposes.

The Sarbanes-Oxley Act amends the Securities Exchange Act of 1934 to prohibit a registered public accounting firm from performing specified nonaudit services contemporaneously with a mandatory audit. The Sarbanes-Oxley Act also vests the audit committee of an issuer with responsibility for the appointment, compensation, and oversight of any registered public accounting firm employed to perform audit services. It requires each committee member to be a member of the Board of Directors of the issuer, and to be otherwise independent. The Sarbanes-Oxley Act further requires the chief executive officer and chief financial officer of an issuer to make certain certifications as to each annual or quarterly report.

In addition, the Sarbanes-Oxley Act requires officers to forfeit certain bonuses and profits under certain circumstances. Specifically, if an issuer is required to prepare an accounting restatement due to the material noncompliance of the issuer as a result of misconduct with any financial reporting requirement under the securities laws, the chief executive officer and chief financial officer of the issuer shall be required to reimburse the issuer for: (1) any bonus or other incentive-based or equity-based compensation received by that person from the issuer during the 12-month period following the first public issuance or filing with the Securities and Exchange Commission of the financial document embodying such financial reporting requirement; and (2) any profits realized from the sale of securities of the issuer during that 12-month period.

The Sarbanes-Oxley Act also instructs the Securities and Exchange Commission to require by rule:

•	disclosure of all material off-balance sheet transactions and relationships that may have a material effect upon the financial status of an issuer; and

•

the presentation of pro-forma financial information in a manner that is not misleading, and which is reconcilable with the financial condition of the issuer under generally accepted accounting principles.

The Sarbanes-Oxley Act also prohibits insider transactions in the company’s stock held within its pension plans during lock out periods, and any profits on such insider transactions are to be disgorged. In addition, there is a prohibition of company loans to its executives, except under certain circumstances. The Securities and Exchange Commission also requires the company to issue a code of ethics for senior financial officers of the company. Further, the Sarbanes-Oxley Act adds a criminal penalty of fines and imprisonment of up to 10 years for securities fraud.

Regulation W. Regulation W comprehensively implements Sections 23A and 23B of the Federal Reserve Act. Sections 23A and 23B and Regulation W restrict loans by a depository institution to its affiliates, asset purchases by depository institutions from its affiliates, and other transactions between a depository institution and its affiliates. Regulation W unifies in one public document, the Federal Reserve’s interpretations of sections 23A and 23B.

Bank Regulation. Bank of Florida – Southwest, Bank of Florida, Bank of Florida – Tampa Bay and Bristol are state chartered banks, subject to the supervision and regulation of the Florida Office of Financial Regulators (the “Florida Office”), and the Federal Deposit Insurance Corporation (“FDIC”). The FDIC serves as the primary federal regulator and the administrator of the fund that insures the deposits of the Banks. The Banks are subject to comprehensive regulation, examination and supervision by the Florida Office and the FDIC and are subject to other laws and regulations applicable to banks. Among the statutes and regulations to which the Banks are subject are limitations on loans to a single borrower and to their directors, officers and employees; restrictions on the opening and closing of branch offices; the maintenance of required capital and liquidity ratios; the granting of credit under equal and fair conditions; and the disclosure of the costs and terms of such credit. The Banks are examined periodically by the FDIC and the Florida Office, to which the Banks submit periodic reports regarding their financial condition and other matters. The FDIC and the Florida Office have a broad range of powers to enforce regulations under their jurisdiction, and to take discretionary actions determined to be for the protection, safety and soundness of banks, including the institution of cease and desist orders and the removal of directors and officers. The FDIC and the Florida Office also have the authority to approve or disapprove mergers, consolidations, and similar corporate actions.

Bancshares of Florida’s Subsidiary Banks are also subject to “cross-guarantee” provisions under federal law that provide if one FDIC-insured depository institution of a multi-bank holding company fails or requires FDIC assistance, the FDIC may assess a “commonly controlled” depository institution for the estimated losses suffered by the FDIC. Such liability could have a material adverse effect on the financial condition of any assessed bank and the holding company. While the FDIC’s claim is junior to the claims of depositors, holders of secured liabilities, general creditors and subordinated creditors, it is superior to the claims of shareholders and affiliates.

Under federal law, federally insured banks are subject, with certain exceptions, to certain restrictions on any extension of credit to their parent holding companies or other affiliates, on investment in the stock or other securities of affiliates, and on the taking of such stock or securities as collateral from any borrower. In addition, banks are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit or the providing of any property or service.

The Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”) contains capital standards for bank holding companies and banks and civil and criminal enforcement provisions. FIRREA also provides that a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC insured depository institution, or (ii) any assistance provided by the FDIC to a commonly controlled FDIC insured institution in danger of default.

The FDIC Improvement Act of 1991 (“FDICIA”) enacted a number of provisions addressing the safety and soundness of deposit insurance funds, supervision, accounting, prompt regulatory action, and also implemented other regulatory improvements. The cost for conducting an examination of an institution may be assessed to that institution, with special consideration given to affiliates and any penalties imposed for failure to provide information requested. FDICIA also re-codified then current law restricting extensions of credit to insiders under the Federal Reserve Act.

USA Patriot Act. The terrorist attacks in September 2001, have impacted the financial services industry and led to federal legislation that attempts to address certain issues involving financial institutions. On October 26, 2001, President Bush signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“USA Patriot Act”).

Part of the USA Patriot Act is the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (“IMLA”). IMLA authorizes the Secretary of the Treasury, in consultation with the heads of other government agencies, to adopt special measures applicable to banks, bank holding companies, and other financial institutions. These measures may include enhanced recordkeeping and reporting requirements for certain financial transactions that are of primary money laundering concern, due diligence requirements concerning the beneficial ownership of certain types of accounts, and restrictions or prohibitions on certain types of accounts with foreign financial institutions.

Among its other provisions, IMLA requires each financial institution to: (i) establish an anti-money laundering program; (ii) establish due diligence policies, procedures and controls with respect to its private banking accounts and correspondent banking accounts involving foreign individuals and certain foreign banks; and (iii) avoid establishing, maintaining, administering, or managing correspondent accounts in the United States for, or on behalf of, a foreign bank that does not have a physical presence in any country. In addition, IMLA contains a provision encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities. IMLA expands the circumstances under which funds in a bank account may be forfeited and requires covered financial institutions to respond under certain circumstances to requests for information from federal banking agencies within 120 hours. IMLA also amends the BHC Act and the Bank Merger Act to require the federal banking agencies to consider the effectiveness of a financial institution’s anti-money laundering activities when reviewing an application under these acts.

Transactions with Affiliates. In addition to the limitations imposed by Regulation W, there are various legal restrictions on the extent to which the Subsidiary Banks may engage in loan transactions with Bancshares of Florida and its subsidiaries and other affiliates. Subject to certain limited exceptions, the Subsidiary Banks may not extend credit to Bancshares of Florida or any one of the Subsidiary Banks’ affiliates in excess of ten percent of the Subsidiary Banks’ capital stock and surplus, or to all affiliates, in the aggregate, in excess of twenty percent of the Subsidiary Banks’ capital stock and surplus. All extensions of credit by the Subsidiary Banks to an affiliate must be fully collateralized by high quality collateral.

Transactions involving extensions of credit to the Subsidiary Banks’ affiliates are subject to further limitations. These additional limitations are also applicable to: (i) transactions involving the purchase of assets or securities from affiliates; (ii) extensions of credit and other transactions by the Subsidiary Banks to or with third persons where there is a benefit to an affiliate; (iii) contracts in which the Subsidiary Banks provide services to an affiliate; and (iv) transactions in which an affiliate receives a brokerage commission in a transaction involving the Subsidiary Banks. All such transactions must be on terms and under circumstances, including credit standards, that are substantially the same, or at least as favorable to the Subsidiary Banks as those prevailing at the time for comparable transactions with or involving other nonaffiliated companies.

Dividends. Bancshares of Florida’s ability to pay cash dividends will depend almost entirely upon the amount of dividends that the Subsidiary Banks are permitted to pay by statutes or regulations. Additionally, the Florida Business Corporation Act provides that Bancshares of Florida may only pay dividends if the dividend payment would not render it insolvent, or unable to meet its obligations as they come due.

All of the Subsidiary Banks and Bank of Florida Trust Company are Florida state-chartered institutions. The Florida Office limits the Subsidiary Banks’ ability to pay dividends. As state-chartered institutions, the Subsidiary Banks and Bank of Florida Trust Company are subject to regulatory restrictions on the payment of dividends, including a prohibition of payment of dividends from their capital under certain circumstances without the prior approval of the Florida Office. Except with the prior approval of the Florida Office, all dividends of any Florida bank or trust company must be paid out of retained net profits from the current period and the previous two years, after deducting expenses, including losses and bad debts. In addition, a state-chartered bank and trust company in Florida is required to transfer at least 20% of its net income to surplus until their surplus equals the amount of paid-in capital.

Bancshares of Florida does not anticipate that the Subsidiary Banks will pay dividends in the foreseeable future so that they can maintain their well capitalized status and retain any earnings to support their growth.

Capital Requirements. The federal bank regulatory authorities have adopted risk-based capital guidelines for banks and bank holding companies that are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies. The resulting capital ratios represent qualifying capital as a percentage of total risk-weighted assets and off-balance sheet items. The guidelines are minimums, and the federal regulators have noted that banks and bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain all ratios well in excess of the minimums. The current guidelines require all bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier 1 capital. Tier 1 capital includes common stockholders’ equity, qualifying perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries, but excludes goodwill and most other intangibles and excludes the allowance for loan and lease losses. Tier 2 capital includes the excess of any preferred stock not included in Tier 1 capital, mandatory convertible securities, hybrid capital instruments, subordinated debt and intermediate term-preferred stock, and general reserves for loan and lease losses up to 1.25% of risk-weighted assets.

FDICIA contains “prompt corrective action” provisions pursuant to which banks are to be classified into one of five categories based upon capital adequacy, ranging from “well capitalized” to “critically undercapitalized” and which require (subject to certain exceptions) the appropriate federal banking agency to take prompt corrective action with respect to an institution which becomes “significantly undercapitalized” or “critically undercapitalized.”

In general, the regulations define the five capital categories as follows: (i) an institution is “well capitalized” if it has a total risk-based capital ratio of 10% or greater, has a Tier 1 risk-based capital ratio of 6% or greater, has a leverage ratio of 5% or greater and is not subject to any written capital order or directive to meet and maintain a specific capital level for any capital measures; (ii) an institution is “adequately capitalized” if it has a total risk-based capital ratio of 8% or greater, has a Tier 1 risk-based capital ratio of 4% or greater, and has a leverage ratio of 4% or greater; (iii) an institution is “undercapitalized” if it has a total risk-based capital ratio of less than 8%, has a Tier 1 risk-based capital ratio that is less than 4% or has a leverage ratio that is less than 4%; (iv) an institution is “significantly undercapitalized” if it has a total risk-based capital ratio that is less than 6%, a Tier 1 risk-based capital ratio that is less than 3% or a leverage ratio that is less than 3%; and (v) an institution is “critically undercapitalized” if its “tangible equity” is equal to or less than 2% of its total assets. The FDIC also, after an opportunity for a hearing, has authority to downgrade an institution from “well capitalized” to “adequately capitalized” or to subject an “adequately capitalized” or “undercapitalized” institution to the supervisory actions applicable to the next lower category, for supervisory concerns.

The degree of regulatory scrutiny of a financial institution will increase, and the permissible activities of the institution will decrease, as it moves downward through the capital categories. Institutions that fall into one of the three undercapitalized categories may be required to: (i) submit a capital restoration plan; (ii) raise additional capital; (iii) restrict their growth, deposit interest rates, and other activities; (iv) improve their management; (v) eliminate management fees; or (vi) divest themselves of all or part of their operations. Bank holding companies controlling financial institutions can be called upon to boost the institutions’ capital and to partially guarantee the institutions’ performance under their capital restoration plans. These capital guidelines can affect Bancshares of Florida in several ways. The Company’s capital levels are in excess of those required to be maintained by a “well capitalized” financial institution. However, rapid growth, poor loan portfolio performance, or poor earnings performance, or a combination of these factors, could change Bancshares of Florida’s capital position in a relatively short period of time, making an additional capital infusion necessary.

Enforcement Powers. Congress has provided the federal bank regulatory agencies with an array of powers to enforce laws, rules, regulations and orders. Among other things, the agencies may require that institutions cease and desist from certain activities, may preclude persons from participating in the affairs of insured depository institutions, may suspend or remove deposit insurance, and may impose civil money penalties against institution-affiliated parties for certain violations.

Maximum Legal Interest Rates. Like the laws of many states, Florida law contains provisions on interest rates that may be charged by banks and other lenders on certain types of loans. Numerous exceptions exist to the general interest limitations imposed by Florida law. The relative importance of these interest limitation laws to the financial operations of the Subsidiary Banks will vary from time to time, depending on a number of factors, including conditions in the money markets, the costs and availability of funds, and prevailing interest rates.

Bank Branching. Banks in Florida are permitted to branch statewide. A state bank’s expansion is subject to the Florida Office and FDIC approval. Any such approval would take into consideration several factors, including the banks’ level of capital, the prospects and economics of the proposed branch office, and other conditions deemed relevant for purposes of determining whether approval should be granted to open a branch office. For information regarding legislation on interstate branching in Florida, see ”Interstate Banking” below.

Change of Control. Federal law restricts the amount of voting stock of a bank holding company and a bank that a person may acquire without the prior approval of banking regulators. The overall effect of such laws is to make it more difficult to acquire a bank holding company and a bank by tender offer or similar means than it might be to acquire control of another type of corporation. Consequently, shareholders of Bancshares of Florida may be less likely to benefit from the rapid increases in stock prices that may result from tender offers or similar efforts to acquire control of other companies. Under the Change in Bank Control Act and the regulations thereunder, a person or group must give advance notice to the Federal Reserve before acquiring control of any bank holding company. Upon receipt of such notice, the Federal Reserve may approve or disapprove the acquisition. The Change in Bank Control Act creates a rebuttable presumption of control if a member or group acquires a certain percentage or more of a bank holding company’s or bank’s voting stock, or if one or more other control factors set forth in the Change in Bank Control Act are present.

Interstate Banking. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 provides for nationwide interstate banking and branching. Under this law, interstate acquisitions of banks or bank holding companies in any state by bank holding companies in any other state are permissible subject to certain limitations. Florida also has a law that allows out-of-state bank holding companies (located in states that allow Florida bank holding companies to acquire banks and bank holding companies in that state) to acquire Florida banks and Florida bank holding companies. The law essentially provides for out-of-state entry by acquisition only (and not by interstate branching) and requires the acquired Florida bank to have been in existence for at least three years. Interstate branching and consolidation of existing bank subsidiaries in different states is permissible. A Florida bank may also establish, maintain, and operate one or more branches in a state other than Florida pursuant to an interstate merger transaction in which the Florida bank is the resulting bank.

Effect of Governmental Policies. The earnings and businesses of Bancshares of Florida and the Subsidiary Banks are affected by the policies of various regulatory authorities of the United States, especially the Federal Reserve. The Federal Reserve, among other things, regulates the supply of credit and deals with general economic conditions within the United States. The instruments of monetary policy employed by the Federal Reserve for those purposes influence in various ways the overall level of investments, loans, other extensions of credit, and deposits, and the interest rates paid on liabilities and received on assets.

Bank of Florida Trust Company. Bancshares of Florida’s state-chartered trust company, Bank of Florida Trust Company, is subject to the supervision and regulations of the Florida Office, which focuses on, among other things, the soundness of internal controls, appropriate investments, permissible activities, and fiduciary duties.

DESCRIPTION OF BANCSHARES OF FLORIDA’S CAPITAL STOCK

Bancshares of Florida’s authorized capital stock consists of 20,000,000 shares of common stock, par value $0.01 per share. As of June 30, 2006, 8,871,444 shares of its common stock were issued and outstanding. In addition, there are 1,000,000 shares of preferred stock, $0.01 par value authorized, of which there are no shares issued or outstanding.

Common Stock. Holders of Bancshares of Florida’s common stock are entitled to receive ratably dividends, if any, declared by the Board of Directors out of funds legally available for dividends. In the event of Bancshares of Florida’s liquidation, dissolution or winding up, holders of the common stock are entitled to share ratably, based on the number of shares held, in assets remaining after payment of all of Bancshares of Florida’s debts and liabilities.

Holders of Bancshares of Florida’s common stock are entitled to one vote per share on all matters submitted to the holders of common stock for a vote. Because holders of common stock do not have cumulative voting rights with respect to the election of directors, the holders of a majority of the shares of common stock represented at a meeting can elect all of the directors. Holders of common stock do not have preemptive or other rights to subscribe for or purchase any additional shares of capital stock which have been issued or to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock. Bancshares of Florida’s Articles of Incorporation authorize its Board of Directors to establish and issue shares of preferred stock in one or more series, and to determine by resolution, with respect to any series of preferred stock, the voting powers (full, limited or eliminated), and those designations, preferences and relative, participating, optional or other special rights and those qualifications, limitations or restrictions thereof, including liquidation preferences, dividend rights, conversion rights and redemption provisions. Currently 50,000 shares have been designated as Series A preferred stock, of which none are outstanding. Moreover, the number of authorized, but unissued, shares will provide Bancshares of Florida with the ability to meet future capital needs and to provide shares for possible acquisitions and stock dividends or stock splits. The authorized and unissued shares of preferred stock, as well as the authorized and unissued shares of its common stock, will be available for issuance without further action by shareholders, unless such action is otherwise required by applicable law, by Nasdaq or by any stock exchange or listing service relating to its stock. In conjunction with a prior registration of Bancshares of Florida’s common stock in Texas, Bancshares of Florida agreed that any future issuance of preferred stock must be approved by a majority of its independent directors who have had the opportunity, at Bancshares of Florida’s expense, to discuss such issuance with corporate or independent counsel.

ANTI-TAKEOVER PROVISIONS

General. The Florida Business Corporation Act contains provisions designed to enhance the ability of Bancshares of Florida’s Board of Directors to respond to attempts to acquire control of a Florida corporation such as Bancshares of Florida. These provisions may discourage takeover attempts, which have not been approved by the Board of Directors. This could include takeover attempts that some shareholders would deem to be in their best interest. These anti-takeover provisions may:

•	Adversely affect the price that a potential purchaser would be willing to pay for Bancshares of Florida’s common stock;

•	Deprive you of the opportunity to obtain a takeover premium for your shares;

•	Make the removal of incumbent management more difficult;

•

Enable a minority of directors and the holders of a minority of outstanding voting stock to prevent, discourage or make more difficult a merger, tender offer or proxy contest, even though the transaction may be favorable to the interests of shareholders; and

•	Potentially adversely affect the market price of the common stock.

The following summarizes some of the anti-takeover provisions contained in the Florida Business Corporation Act.

Authorized but Unissued Capital Stock. The authorized but unissued shares of Bancshares of Florida common and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common and preferred stock may enable Bancshares of Florida’s Board of Directors to issue shares of stock to persons friendly to its existing management. Although the Board of Directors has no intention at the present time of doing so, it could issue common stock or a series of preferred stock that could, subject to certain limitations imposed by law or on the terms of that series, impede the completion of a merger, tender offer or other takeover attempt. The issuance of preferred stock with voting or conversion rights may adversely affect the voting power of the common shareholders. The Board of Directors will make any determination to issue common or preferred shares based on its judgment as to the best interests of Bancshares of Florida.

Evaluation of Acquisition Proposals. The Florida Business Corporation Act expressly permits Bancshares of Florida’s Board of Directors, when evaluating any proposed tender or exchange offer, any merger, consolidation or sale of substantially all of the assets of Bancshares of Florida, or any similar extraordinary transaction, to consider all relevant factors including, without limitation, the social, legal and economic effects on the employees, customers and suppliers of Bancshares of Florida and its subsidiaries, and on the communities and geographical areas in which they operate. Bancshares of Florida’s Board of Directors may also consider the amount of consideration being offered in relation to the then current market price for its outstanding shares of capital stock and its then current value in a freely negotiated transaction.

Control Share Acquisitions. Bancshares of Florida is subject to the Florida control share acquisitions statute. This statute is designed to afford shareholders of public corporations in Florida protection against acquisitions in which a person, entity or group seeks to gain voting control. With enumerated exceptions, the statute provides that shares acquired within certain specific ranges will not possess voting rights in the election of directors unless the voting rights are approved by a majority vote of the public corporation’s disinterested shareholders. Disinterested shares are shares other than those owned by the acquiring person or by a member of a group with respect to a control share acquisition, or by any officer of the corporation or any employee of the corporation who is also a director. The specific acquisition ranges that trigger the statute are:

•	Acquisitions of shares possessing one-fifth or more but less than one-third of all voting power;

•	Acquisitions of shares possessing one-third or more but less than a majority of all voting power; or

•	Acquisitions of shares possessing a majority or more of all voting power.

Under certain circumstances, the statute permits the acquiring person to call a special shareholders meeting for the purpose of considering the grant of voting rights to the holder of the control shares. The statute also enables a corporation to provide for the redemption of control shares with no voting rights under certain circumstances.

Transactions with Interested Shareholders. Bancshares of Florida is not subject to the Florida affiliated transactions statute which generally requires approval by the disinterested directors or super-majority approval by shareholders for certain specified transactions between a corporation and a holder, or its affiliates, of more than 10% of the outstanding shares of the corporation. However, Bancshares of Florida’s Articles of Incorporation allow for similar provisions. These provisions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts. Accordingly, these provisions may discourage attempts to acquire Bancshares of Florida.

Transfer Agent and Registrar

Our transfer agent is Registrar & Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

Limited Liability and Indemnification

Under the Florida Business Corporation Act, a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act unless:

•	the director breached or failed to perform his duties as a director; and

•	a director’s breach of, or failure to perform, those duties constitutes:

•	a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful;

•	a transaction from which the director derived an improper personal benefit;

•	a circumstance under which an unlawful distribution is made;

•

in a proceeding by, or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, a conscious disregard for the best interest of the corporation or willful misconduct; or

•

in a proceeding by someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.

A corporation may purchase and maintain insurance on behalf of any director or officer against any liability asserted against him and incurred by him in his capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the Florida Business Corporation Act.

COMPARISON OF THE RIGHTS OF SHAREHOLDERS

General

Upon consummation of the merger, shareholders of Bristol who receive shares of common stock of Bancshares of Florida will become shareholders of Bancshares of Florida. Bancshares of Florida’s common stock is governed by the Florida Business Corporation Act whereas Bristol’s common stock is governed by the Florida Financial Institutions Code and the Florida Business Corporation Act. Following the merger, the shareholders of Bristol will be governed by and subject to the Articles of Incorporation and Bylaws of Bancshares of Florida rather than the Articles of Incorporation and Bylaws of Bristol.

Neither Bristol common stock nor Bancshares of Florida common stock is insured by the FDIC or guaranteed by the issuer and both are subject to investment risk, including the possible loss of value.

The following is only a general summary of the differences in the rights of holders of Bristol common stock and Bancshares of Florida common stock. Bancshares of Florida is a Florida corporation, governed by the provisions of the Florida Business Corporation Act. Bristol is a Florida state-chartered bank governed by the provisions of the Florida Financial Institutions Code and the provisions of the Florida Business Corporation Act. This summary is qualified in its entirety by reference to Bancshares of Florida’s Articles of Incorporation and Bylaws, and Bristol’s Articles of Incorporation and Bylaws. Bristol’s shareholders should consult with their own legal counsel with respect to specific differences and changes in their rights as shareholders that will result from the merger.

Authorized Capital Stock

Bristol is authorized to issue 3,500,000 shares of common stock (2,500,000 of which are designated as Class A and 1,000,000 of which are designated as Class B), par value $5.00 per share, and 1,000,000 shares of preferred stock, $5.00 par value per share.

Bancshares of Florida is authorized to issue 20,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, $0.01 par value per share.

Size of Board of Directors

Bristol’s Bylaws provide that the number of directors may be increased or decreased by the action of the Board of Directors. The Board must consist of not less than five directors.

Bancshares of Florida’s Bylaws provide that the Board of Directors must consist of not less than five directors and no more than twenty-five directors, with the exact number fixed from time to time by the Board of Directors. The current Board of Directors is comprised of fourteen members. The Merger Agreement requires that one member of the Board of Directors of Bristol, Ms. Patricia Frost, is to be added to the Board.

Classification of Directors

Bristol’s Articles of Incorporation provide that directors serve for one-year terms or until their successors are elected and qualified.

Bancshares of Florida’s Articles of Incorporation provide that directors serve for one-year terms or until their successors are elected and qualified.

Removal of Directors

Bristol – Under Florida law, shareholders may remove one or more directors with or without cause unless the Articles of Incorporation of provide that directors may be removed only for cause. Bristol’s Articles of Incorporation do not modify Florida law with respect to the removal of directors.

Bancshares of Florida – Bancshares of Florida’s Articles of Incorporation do not modify Florida law with respect to the removal of directors.

Filling Vacancies on the Board of Directors

Bristol’s Bylaws permit the remaining directors, by a majority vote, to fill a vacancy on the Board of Directors, including a vacancy resulting from an increase in the number of directors. Shareholders do not have the right to fill the vacancy at a meeting of shareholders.

Bancshares of Florida’s Bylaws provide that vacancies on the Board of Directors may be filled by a majority of the remaining members of the Board of Directors. If the directors remaining in office do not constitute a quorum of the Board of Directors, the directors may fill the vacancy by the affirmative vote of a majority of the remaining directors, or by the sole remaining director, as the case may be.

Nomination of Director Candidates by Shareholders

Bristol’s Articles of Incorporation and Bylaws are silent as to the manner in which directors are nominated. Historically, The Board of Directors of Bristol has acted as a nominating committee.

Bancshares of Florida’s Bylaws provide that its directors are nominated through a Nominating Committee established by the Board of Directors. The Bylaws also provide that the nomination of any person to the Board may be made by a shareholder if written notice of such shareholder’s nomination is delivered to the Corporate Secretary not later than 30 days prior to the date of the meeting of shareholders at which directors are to be elected.

Shareholder Action Without Meeting

Bristol’s Bylaws provide that any action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting, without notice, and without a vote if it is taken by all the shareholders entitled to vote on the action. The action must be evidenced by one or more written consents describing the action taken. The written consents must be signed by the shareholders entitled to vote thereon having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote were present and delivered to the corporation.

Bancshares of Florida’s Bylaws and Articles of Incorporation are silent as to shareholder action without a meeting, however, under Florida law, any action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting, without notice, and without a vote if it is taken by the minimum number of votes required to adopt such action, if all shares entitled to vote were considered to be present and voted. The action must be evidenced by one or more written consents describing the action taken. The written consents must be signed by the shareholders entitled to vote thereon having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote were present and delivered to the corporation.

Calling Annual Meetings of Shareholders

Bristol’s Bylaws provide that Annual Meetings of shareholders may be called at any time for any purpose by Bristol’s Chairman of the Board of Directors or a majority of the Board of Directors. Bristol must hold a Annual Meeting when requested in writing by shareholders owning shares representing at least 10% of all outstanding votes entitled to be cast on any issue at the meeting.

Bancshares of Florida’s Bylaws allow a Annual Meeting of the shareholders to be called by Bancshares of Florida’s Chief Executive Officer, Chairman of the Board, President, the Board of Directors pursuant to a resolution adopted by a majority of the directors, or shareholders owning not less than 20% of all shares entitled to vote on the matter to be considered at the meeting.

Shareholder Proposals

Bristol’s Bylaws are silent with respect to the submission of proposals by shareholders for any new business to be taken up at any annual or Annual Meeting of shareholders.

Bancshares of Florida’s Bylaws provide for the submission of proposals by shareholders for any new business to be taken up at any annual or Annual Meeting of shareholders if submitted in writing to the Corporate Secretary at least 30 days prior to the meeting.

Record Date

Bristol – For the purpose of determining shareholders entitled to notice of or to vote at any meeting or entitled to receive payment of any distribution or dividend, or for any other action, the Board of Directors may fix a record date in advance, which cannot be more than 70 days nor fewer than 10 days prior to the date of the meeting or action.

Bancshares of Florida – For the purpose of determining shareholders entitled to notice of or to vote at any meeting or entitled to receive payment of any distribution or dividend, or for any other action, the Board of Directors may fix a record date in advance, which cannot be more than 70 nor fewer than 10 days prior to the date of the meeting or action.

Payment of Dividends

Bristol common stockholders are entitled to dividends ratably when, as and if declared by the Board of Directors in its discretion out of legally available assets. Pursuant to Section 658.37, Florida Statutes, a state bank may not pay dividends from its capital. All dividends must be paid out of current net profits then on hand plus retained net profits from the preceding two years, after deducting bad debts, depreciation and other worthless assets, and after making provisions for reasonably anticipated future losses on loans and other assets. Payments of dividends out of net profits is further limited by Section 658.37, which prohibits a state bank from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless the bank has transferred at least 20% of its net profits for the preceding year to its surplus (in the case of an annual dividend). Finally, a state bank may not declare a dividend, which would cause the bank’s capital accounts to fall below the minimum amount required by law or banking regulations.

Bancshares of Florida is subject to the provisions of Section 607.06401, Florida Statutes. Florida law prohibits dividends if, after giving it effect: (1) the corporation would not be able to pay its debts as they become due in the usual course of business; or (2) the corporation’s total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. There are various statutory limitations on the ability of Bancshares of Florida’s subsidiary institutions to pay dividends to Bancshares of Florida.

Amendment to Articles of Incorporation

Bristol – Florida law provides that a corporation may amend its Articles of Incorporation if the Board of Directors proposes the amendment to the shareholders, and the amendment receives the requisite shareholder approval. Unless a corporation’s Articles of Incorporation provides otherwise, amendments must be approved by majority of all votes entitled to be cast on the matter, as well as majority of the votes entitled to be cast on the matter within each voting group entitled to vote as a separate voting group on the amendment.

Bancshares of Florida’s Articles of Incorporation provide that with minor exceptions the Articles may be amended by a vote of at least 50% of the shares of stock outstanding and entitled to vote in elections of directors. An amendment to Article X, outlining the directors’ responsibilities when evaluating any offer of another person to acquire Bancshares of Florida; or to Article IX, relating to business combinations with an interested person; or to Article VIII, establishing the vote required to approve a covered transaction, requires the vote of 66% of the shares outstanding which are entitled to vote in elections of directors.

Amendment to Bylaws

Bristol’s Bylaws by a majority vote of directors, or the Bylaws may be amended by a majority vote of its shareholders.

Bancshares of Florida’s Bylaws may be amended by a majority vote of directors.

Control Share Acquisition Provisions

General. The Florida control share acquisition law applies to Florida corporations that have 100 or more shareholders whose principal place of business, or principal office are in Florida or who have substantial assets in Florida, and have a specified shareholder presence in Florida.

Unless a corporation has opted out of the provisions of the Florida statute before the control share acquisition in question through an amendment to its Articles of Incorporation or Bylaws, control shares of the corporation acquired in a control share acquisition have no voting rights unless and until granted by resolution approved by the holders of a majority of the shares of each voting group, excluding all “interested shares.” “Interested shares” are shares of the corporation voted by an acquiring person or a member of a group with respect to a control share acquisition, any officer of the corporation or any employee of the corporation who is also a director of the corporation.

If authorized by the corporation’s Articles of Incorporation or Bylaws before a control share acquisition has occurred, control shares acquired in a control share acquisition may under certain circumstances be subject to redemption by the corporation at the fair value thereof. Unless otherwise provided in such a corporation’s Articles of Incorporation or Bylaws before a control share acquisition has occurred, if control shares acquired in a control share acquisition are accorded full voting rights which will constitute a majority or more of all voting power, all shareholders of the corporation have dissenters’ rights to receive fair value for their shares.

For purposes of the Florida control share acquisition law, “control shares” are shares, the acquisition of which would give a person, acting alone or with a group, the power to exercise one of the following amounts of voting power in an election of directors:

•	one-fifth or more but less than one-third of all voting power;

•	one-third or more but less than a majority of all voting power; or

•	a majority or more of all voting power.

For purposes of the law, a “control share acquisition” means the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. Among certain other circumstances, a control share acquisition is deemed not to occur when the share acquisition is pursuant to a merger or plan of share exchange where the corporation is a party to the agreement of merger or plan of share exchange. Accordingly, the statute would not, by its terms, apply to the merger.

Bristol has fewer than 100 shareholders and is not subject to the control share statute.

Bancshares of Florida is subject to the control share acquisition provisions of the Florida Business Corporation Act.

Transactions with Interested Shareholders

General. Florida law contains a number of provisions, which require super majority approval for certain affiliate transactions. Under Florida law, any merger, consolidation, disposition of all or a substantial part of the assets of the corporation or a subsidiary of the corporation, or exchange of securities requiring shareholder approval (a “Business Combination”), if any person who together with his affiliates and associates beneficially owns 10% or more of any voting stock of the corporation (an “Interested Person”) is a party to such transaction, shall be approved by the affirmative vote of the holders of two-thirds of the voting shares other than the shares beneficially owned by the Interested Person; provided, that such approval is not required if (1) the Interested Person transaction has been approved by a majority of the disinterested directors; (2) the corporation has not had more than 300 shareholders of record at any time during the three years preceding the announcement date; (3) the Interested Person has been the beneficial owner of at least 80% of the corporation’s outstanding voting shares for at least five years preceding the announcement date; (4) the Interested Person is the beneficial owner of at least 90% of the outstanding voting shares of the corporation, exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors; (5) the corporation is an investment company registered under the Investment Company Act of 1940; or (6) the consideration to be received by holders of the stock of the corporation meets certain minimum levels determined by a formula under Section 607.0901(4)(f), Florida Statutes, (generally, the highest price paid by the Interested Person for any shares which she or he has acquired). This statutory requirement does not apply if the corporation has opted out of the statutory provision in its Articles of Incorporation. Bristol has not opted out of this provision in its Articles of Incorporation. Bancshares of Florida’s Articles of Incorporation, however, contain similar voting requirements for transactions with an interested person. Article VIII of the articles requires a vote if not less than 66.6% of the shares entitled to vote in elections of directors unless the transaction is approved by 75% of the entire Board of Directors, and if so approved, then only a majority vote of the shareholders is required.

Bristol is not subject to these statutory provisions.

Bancshares of Florida has opted out of this statute.

Shareholders’ Rights Agreement

Bristol and certain of its Class B shareholders are party to a shareholders’ agreement which contains restrictions on the transfer of such shares and obligates the shareholders who are parties to it to vote their shares in any election of directors in the manner set forth in the agreement. Bristol directors Matthew A. Bluhm, Michael Duchowny, Patricia Frost and Gilbert A. Haddad are parties to the shareholders’ agreement.

Bancshares of Florida does not have a shareholders’ rights agreement.

Merger Considerations

Bristol’s Articles of Incorporation and Bylaws are silent with respect to evaluating any offer from an interested person.

Bancshares of Florida’s Articles of Incorporation provide that when evaluating any offer of another person to merge with or to otherwise acquire all or substantially all of Bancshares of Florida assets, the Board of Directors when exercising its business judgment in determining what is in the best interests of Bancshares of Florida, the Board of Directors may, but is not required to, take into consideration the social and economic effects of the matter to be considered on Bancshares of Florida, its subsidiaries, employees, suppliers, customers and creditors and the communities in which it and its subsidiaries operate and are located.

When evaluating a business combination or a proposal to make a business combination or a tender or exchange offer or other proposal involving a change in control of Bancshares of Florida, its Articles of Incorporation permits the directors to give due consideration to the consideration being offered in relation to the then-current market price of Bancshares of Florida’s stock, as well as, in relation to the then-current value of the company in a freely negotiated transaction, and in relation to the Board’s then-estimate of the future value of the corporation as an independent entity. These provisions are entirely discretionary and do not grant any such broader constituency a right to such consideration.

INDEMNIFICATION

Permissible Indemnification. Bancshares of Florida’s Bylaws provide for indemnification of its directors, officers, employees or agents to the fullest extent permitted by the Florida Business Corporation Act. Under The Florida Business Corporation Act a corporation may, by charter, bylaw, contract, or resolution, to indemnify or agree to indemnify its officers, directors, employees, and agents and any person who is or was serving at the corporation’s request as a director, officer, employee, or agent of another entity or enterprise or as a trustee or administrator under an employee benefit plan, against liability and expenses, including reasonable attorneys’ fees, in any proceeding (including without limitation a proceeding brought by or on behalf of the corporation itself) arising out of their status as such or their activities in any of the foregoing capacities as summarized herein. Any provision in a corporation’s Articles of Incorporation or Bylaws or in a contract or resolution may include provisions for recovery from the corporation of reasonable costs, expenses and attorneys’ fees in connection with the enforcement of rights to indemnification granted therein and may further include provisions establishing reasonable procedures for determining and enforcing such rights. The corporation may indemnify such person against liability expenses incurred only where such person conducted himself or herself in good faith and reasonably believed: (i) in the case of conduct in his or her official corporate capacity, that his or her conduct was in the corporation’s best interests; and (ii) in all other cases, that his or her conduct was at least not opposed to the corporation’s best interests; and, in the case of a criminal proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. However, a corporation may not indemnify such person either in connection with a proceeding by or in the right of the corporation in which such person was adjudged liable to the corporation, or in connection with any other proceeding charging improper personal benefit to such person (whether or not involving action in an official capacity) in which such person was adjudged liable on the basis that personal benefit was improperly received.

Mandatory Indemnification. Unless limited by the corporation’s Articles of Incorporation, the Florida Business Corporation Act requires a corporation to indemnify a director or officer of the corporation who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which such person was a party because he or she is or was a director or officer of the corporation against reasonable expenses incurred in connection with the proceeding.

Advance for Expenses. Expenses incurred by a director, officer, employee, or agent of the corporation in defending a proceeding may be paid by the corporation in advance of the final disposition of the proceeding as authorized by the Board of Directors in the specific case, or as authorized by the Articles of Incorporation or Bylaws or by any applicable resolution or contract, upon receipt of an undertaking by or on behalf of such person to repay amounts advanced, unless it ultimately is determined that such person is entitled to be indemnified by the corporation against such expenses.

Court-Ordered Indemnification. Unless otherwise provided in the corporation’s Articles of Incorporation, a director or officer of the corporation who is a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court deems necessary, may order indemnification if it determines either: (i) that the director or officer is entitled to mandatory indemnification as described above, in which case the court also will order the corporation to pay the reasonable expenses incurred to obtain the court-ordered indemnification; or (ii) that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not such person met the requisite standard of conduct or was adjudged liable to the corporation in connection with a proceeding by or in the right of the corporation or on the basis that personal benefit was improperly received in connection with any other proceeding so charging (but if adjudged so liable, indemnification is limited to reasonable expenses incurred).

Parties Entitled to Indemnification. The Florida Business Corporation Act defines “director” to include former directors and the estate or personal representative of a director. Unless its Articles of Incorporation provide otherwise, a corporation may indemnify and advance expenses to an officer, employee or agent of the corporation to the same extent as to a director and also may indemnify and advance expenses to an officer, employee or agent who is not a director to the extent, consistent with public policy, as may be provided in its Articles of Incorporation or Bylaws, by general or specific action of its Board of Directors, or by contract.

Securities and Exchange Commission Opinion on Indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Bancshares of Florida pursuant to the provisions discussed above, Bancshares of Florida has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

LEGAL MATTERS

The validity of Bancshares of Florida’s common stock to be issued in connection with the merger will be passed upon for Bancshares of Florida by Igler & Dougherty, P.A., Tallahassee, Florida. Bristol is being represented by Powell Goldstein LLP, in connection with the merger.

EXPERTS

The consolidated financial statements of Bancshares of Florida and subsidiaries as of December 31, 2005, and for year then ended, included in Bancshares of Florida’s Annual Report on Form 10-K, have been incorporated by reference herein in reliance upon the report of Hacker, Johnson & Smith, P.A., an independent registered public accounting firm, and upon the authority of said firm as an expert in accounting and auditing.

The consolidated financial statements of Bancshares of Florida and subsidiaries as of December 31, 2004 and for each of the years in the two-year period ended December 31, 2004, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

OTHER MATTERS

The Board of Directors of Bristol does not know of any matters to be presented at the Annual Meeting other than the proposal to approve the merger. If any other matters are properly brought before the Annual Meeting or any adjournment of the Annual Meeting, the enclosed proxy will be deemed to confer discretionary authority on the individuals named as proxies to vote the shares represented by the proxy as to any such matters.

WHERE YOU CAN GET ADDITIONAL INFORMATION

Bancshares of Florida files reports, proxy statements and other information with the Securities and Exchange Commission. Copies of these reports, proxy statements and other information may be inspected and copied at the public reference facility maintained by the Securities and Exchange Commission at: 100 F Street, N.E., Washington, D.C. 20549.

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room of the Securities and Exchange Commission, 100 F Street, N.E., Washington D.C. 20549 or by calling the Securities and Exchange Commission at l-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy statements and other information regarding companies that are required to file reports with it. The address of the Securities and Exchange Commission website is www.sec.gov.

Bancshares of Florida filed a Registration Statement on Form S-4 to register with the Securities and Exchange Commission the issuance of its common stock to Bristol shareholders in the merger. This Proxy Statement/Prospectus is a part of that Registration Statement and constitutes a prospectus of Bancshares of Florida and a proxy statement of Bristol for its Annual Meetings. As allowed by the Securities and Exchange Commission rules, this Proxy Statement/Prospectus does not contain all the information contained in the Registration Statement. This Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Proxy Statement/Prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this Proxy Statement/Prospectus nor any distribution of securities pursuant to this Proxy Statement/Prospectus, under any circumstances, creates any implication that there has been no change in the information set forth or incorporated into this Proxy Statement/Prospectus by reference or in Bancshares of Florida’s affairs since the date of this Proxy Statement/Prospectus.

The information contained in this Proxy Statement/Prospectus with respect to Bancshares of Florida was provided by Bancshares of Florida and the information contained in this Proxy Statement/Prospectus with respect to Bristol Bank was provided by Bristol.

Bristol Bank does not provide its shareholders with an annual report. Bristol Bank files regular reports with the FDIC, which are available on the FDIC’s web site. You may view these reports at www.fdic.gov. You may also request copies of these reports from Bristol. Requests for copies should be directed to Corporate Secretary, Bristol Bank, 1493 Sunset Drive, Coral Gables, Florida, 33143.

INFORMATION INCORPORATED BY REFERENCE

The Securities and Exchange Commission allows Bancshares of Florida to incorporate by reference information into this Proxy Statement/Prospectus, which means that Bancshares of Florida can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this Proxy Statement/Prospectus, except for any information superseded by information in this Proxy Statement/Prospectus. This Proxy Statement/Prospectus incorporates by reference the documents set forth below that Bancshares of Florida has previously filed with the Securities and Exchange Commission:

Bancshares of Florida SEC Filings (File No. 000-50091)

•	Bancshares of Florida’s 424(B)(1) Prospectus filed with the SEC on May 10, 2006.

•	Bancshares of Florida’s Free Writing Prospectus on Form 425 filed with the SEC on April 4, 2006.

•	Bancshares of Florida’s Registration Statement on Form S-3 filed with the SEC on May 31, 2006 and Amendment No. 1 thereto filed with the SEC on April 24, 2006.

•	Bancshares of Florida’s quarterly report on Form 10-Q for the quarter ended March 31, 2006 filed with the SEC on May 4, 2006.

•	Bancshares of Florida’s annual report for the year ended December 31, 2005 filed with the SEC on Form 10-K on March 13, 2006.

•	Bancshares of Florida’s quarterly report of Form 10-Q for the quarter ended March 31, 2006 filed with the SEC on May 4, 2006.

•	Bancshares of Florida’s Proxy Statement on Schedule 14A filed with the SEC on April 21, 2006.

•

Bancshares of Florida’s Current Reports on Form 8-K filed on January 26, 2006, January 27, 2006, March 7, 2006, March 8, 2006, March 30, 2006, April 3, 2006, April 4, 2006, April 12, 2006, April 19, 2006, April 20, 2006. May 11, 2006, May 25, 2006, May 26, 2006 and June 13, 2006.

In addition, all reports that Bancshares of Florida files pursuant to Sections 13(a), 13(e), 14 or 15(d) of the Securities Exchange Act will also be deemed to be incorporated by reference into this Proxy Statement/Prospectus. The information contained in this Proxy Statement/ Prospectus speaks only as of its date unless the information specifically indicates that another date applies. Information in this document about us has been supplied by Bancshares of Florida.

Bancshares of Florida will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to Michael L. McMullan, President and Chief Executive Officer, Bancshares of Florida, Inc., 1185 Immokalee Road, Naples, Florida 34110, telephone (239) 254-2100.

Any statement contained in a document incorporated by reference in this Proxy Statement/Prospectus shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any subsequently filed document that is also incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

You should rely only on the information contained or incorporated by reference in this Proxy Statement/Prospectus. Bancshares of Florida and Bristol have not authorized anyone to provide you with information that is different from what is contained in this Proxy Statement/Prospectus. This Proxy Statement/Prospectus is dated July 7, 2006. You should not assume that the information contained in this Proxy Statement/Prospectus is accurate as of any date other than such date, and neither the mailing of the Proxy Statement/Prospectus to shareholders nor the issuance of Bancshares of Florida common stock shall create any implication to the contrary.

PRO-FORMA FINANCIAL INFORMATION

Pro-forma financial information reflecting the acquisition of Bristol by Bancshares of Florida is not presented in this document because the pro-forma effect is not significant.

Appendix A

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN BANCSHARES OF FLORIDA, INC.

AND BRISTOL

THIS AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (“Agreement”) is made effective as of March 7, 2006, by and among Bancshares of Florida, Inc. (“Bancshares”), a Florida corporation, and Bank of Florida (“BOF”), a Florida banking corporation and Bristol Bank (“Bristol”), a Florida banking corporation. Bancshares, BOF and Bristol shall be hereinafter collectively referred to as the “Constituent Corporations.”

PREAMBLE

WHEREAS, the Boards of Directors of Bancshares, BOF and Bristol have determined that it is desirable and in the best interests of their respective corporations and shareholders that Bristol merge into the BOF (the “Merger”) on the terms and subject to the conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

SECTION 1. THE MERGER AND CLOSING

1.01. MERGER

(a) Subject to the terms and conditions of this Agreement, at the Effective Time (as hereinafter defined in Section 1.03), Bristol shall be merged with and into BOF, which will be the surviving banking corporation, in accordance with the Florida Business Corporation Act (the “FBCA”) and the Florida Financial Institutions Codes (the “FFIC”), and the separate corporate existence of Bristol shall thereupon cease.

(b) The Merger shall have the effects set forth in the FBCA and the FFIC, as applicable. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property and assets, rights and privileges and all debts, liabilities and obligations of Bristol will become the property and assets, rights, privileges, debts, liabilities and obligations of BOF as the surviving banking corporation in the Merger.

1.02. THE CLOSING

The “Closing” of the transactions contemplated hereby will take place in the Board Room of Bancshares, 1185 Immokalee Road, Naples, Florida 34110 (or such other place to which the parties may agree), at 9:00 a.m., Eastern Time, on a mutually agreeable date as soon as practicable following satisfaction of the conditions set forth in Subsections (a), (b), (d), and (e) of Section 6.01 hereof, or if no date has been agreed to, on any date specified by any party to the others upon ten days notice following satisfaction of such conditions; provided, however, that in no event shall the Closing occur in the last calendar month of any Bancshares fiscal quarter. The date on which the Closing occurs is herein called the “Closing Date.” If all conditions set forth in Section 6 hereof are satisfied or waived by the party entitled to grant such waiver, at the Closing: (i) the Constituent Corporations shall each provide to the other such proof of satisfaction of the conditions set forth in Section 6 as the party whose obligations are conditioned upon such satisfaction may reasonably request; (ii) the certificates, letters, opinions and other items required by Section 6 shall be delivered; (iii) Bristol and BOF shall, as applicable, execute articles of merger complying with the requirements of the FBCA and the FFIC (the “Articles of Merger”); and (iv) the parties shall take such further action as is required to effect the Merger and to otherwise consummate the transactions contemplated by this Agreement. If on any date established for the Closing all conditions in Section 6 hereof have not been satisfied or waived by the party entitled to grant such waiver, then such party, on one or more occasions, may declare a delay of the Closing of such duration, not exceeding ten business days, as the declaring party shall select, but no such delay shall extend beyond the date set forth in Subsection (c) of Section 7.01, and no such delay shall interfere with the right of any party to terminate this Agreement pursuant to Section 7.

1.03. THE EFFECTIVE DATE AND TIME

Immediately following (or concurrently with) the Closing, the Articles of Merger shall be filed with and recorded by the Florida Department of State. The Merger will be effective on the date (the “Effective Date”) and time (the “Effective Time”) specified in the Articles of Merger.

1.04. SURVIVING CORPORATIONS

The Articles of Incorporation and Bylaws of BOF as in effect immediately prior to the Effective Time shall remain unchanged by reason of the Merger and shall be the Articles of Incorporation and Bylaws of BOF as the surviving entity in the Merger. The directors and officers of BOF at the Effective Time of the Merger shall be the directors and officers of BOF as the surviving banking corporation in the Merger until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

1.05. TAX CONSEQUENCES

It is the intention of the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368(a)(1)(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of reorganization” for purposes of Section 368 of the Code.

SECTION 2. CONVERSION OF STOCK IN THE COMPANY MERGER

2.01. CONVERSION OF SHARES

All of the shares of BOF Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding after the Effective Time and shall be unaffected by the Merger. The manner and basis of converting the shares of Class A common stock par value $5.00 per share and Class B common stock par value $5.00 of Bristol (collectively, the “Bristol Common Stock”) upon consummation of the Merger shall be as follows:

(a) At the Effective Time, by virtue of the Merger, and without any action on the part of Bancshares, BOF, Bristol or the holders of Bristol Common Stock, the holders of Bristol Common Stock shall receive the following Merger Consideration (as defined herein):

(i) Subject to the other provisions of this Section 2.01, each share of Bristol Common Stock issued and outstanding immediately prior to the Effective Time (excluding any treasury shares, shares held by Bristol and shares of Bristol Common Stock as to which Dissenters’ Rights have been perfected and not withdrawn or otherwise forfeited under Section 658.44 of the FFIC [“Dissenters’ Shares”]), shall be converted into the right to receive the appropriate elected or otherwise assigned Merger Consideration. The “Merger Consideration” shall mean either:

(a) cash in the amount of $16.83, without interest (the “Cash Consideration”);

(b) a number of shares of Bancshares Common Stock equal to the Exchange Ratio (the “Stock Consideration”); or

(c) a combination of Cash Consideration and Stock Consideration in accordance with Subsection (ii) of this Subsection 2.01(a).

“Exchange Ratio” shall be equal to:

(x) 0.9471, if the Average Closing Price is less than or equal to $17.77;

(y) the quotient (rounded to the nearest ten-thousandth) of $16.83 divided by the Average Closing Price, if the Average Closing Price is greater than $17.77 and less than $24.04; or

(z) 0.7001, if the Average Closing Price is greater than or equal to $24.04.

“Average Closing Price” means the average of the closing price per share of Bancshares Common Stock on the NASDAQ National Market at the end of the regular session as reported on the Consolidated Tape for the 20 consecutive trading days ending on (and including) the trading day that is two trading days prior to (but not including) the Effective Date.

(ii) The number of shares of Bristol Common Stock to be converted into the right to receive Cash Consideration (including any Dissenters’ Shares and any such shares subject to the cash portion of a Combination Election [as defined in Subsection (iii) herein]) shall not exceed 30% in the aggregate of the number of shares of Bristol Common Stock outstanding immediately prior to the Effective Time (the “Maximum Cash Election Number”). The number of shares of Bristol Common Stock to be converted into the right to receive Stock Consideration (including any such shares subject to the stock portion of a Combination Election) shall be at least 70% in the aggregate of the number of shares of Bristol Common Stock outstanding immediately prior to the Effective Time (the “Minimum Stock Election Number”).

(iii) Subject to the proration and election procedures set forth in this Subsection 2.01(a), each holder of record of shares of Bristol Common Stock (excluding any treasury shares, shares held by Bristol and Dissenters’ Shares) will be entitled to elect to receive: (1) Cash Consideration for all such shares (a “Cash Election”); (2) Stock Consideration for all of such shares (a “Stock Election”); or (3) Cash Consideration for some such shares and Stock Consideration for some such shares (a “Combination Election”). All such elections shall be made on a form designed for that purpose prepared by Bancshares and reasonably acceptable to Bristol (the “Forms of Election” or a “Form of Election”). Holders of record of shares of Bristol Common Stock who hold such shares as nominees, trustees or in other representative capacities (a “Representative”) may submit multiple Forms of Election, provided that such Representative certifies that each such Form of Election covers all the shares of Bristol Common Stock held by each such Representative for a particular beneficial owner.

(iv) Bristol shall mail the Form of Election to all persons who are holders of Bristol Common Stock on the record date for the shareholders meeting described in Section 5.08 of this Agreement (the “Special Meeting”), on a date that is not less than twenty (20) business days prior to the Effective Time, and thereafter each of Bancshares and Bristol shall use its reasonable efforts to: (A) cause Bristol to mail the Form of Election to all persons who become holders of Bristol Common Stock during the period between the record date for the Special Meeting and 9:00 a.m., Eastern Time, on the date ten (10) business days prior to the Effective Time; and (B) make the Form of Election available to all persons who become holders of Bristol Common Stock subsequent to such day and no later than the close of business on the fifth business day prior to the Effective Time. A Form of Election must be received by Bristol in the manner described below no later than by the close of business on the fifth business day prior to the Effective Time (the “Election Deadline”) in order to be effective. All elections will be irrevocable.

(v) Elections shall be made by holders of Bristol Common Stock by mailing, faxing or otherwise delivering to Bristol, in a manner reasonably acceptable to Bancshares, a Form of Election. To be effective, a Form of Election must be properly completed, signed and submitted to Bristol. Bancshares will have the discretion to determine whether Forms of Election have been properly completed, signed and submitted and to disregard immaterial defects in Forms of Election. Provided such decision is made reasonably, the decision of Bancshares in such matters shall be conclusive and binding. Bancshares shall use reasonable efforts to notify Bristol of any defect in a Form of Election.

(vi) A holder of Bristol Common Stock who does not properly submit a Form of Election that is received by Bristol prior to the Election Deadline shall be deemed to have made a Stock Election. If Bancshares shall determine that any purported Cash Election or Stock Election was not properly made, such purported Cash Election or Stock Election shall be deemed to be of no force and effect and the holder of shares of Bristol Common Stock making such purported Cash Election or Stock Election shall for purposes hereof be deemed to have made a Stock Election.

(vii) All shares of Bristol Common Stock, which are subject to Cash Elections, are referred to herein as “Cash Election Shares.” All shares of Bristol Common Stock which are subject to Stock Elections are referred to herein as “Stock Election Shares.” If, after the results of the Forms of Election are calculated, the number of shares of Bristol Common Stock to be converted into cash exceeds the Maximum Cash Election Number, Bancshares shall determine the number of Cash Election Shares which must be redesignated as Stock Election Shares in order to reduce the amount of such cash to the Maximum Cash Election Number. All holders who have Cash Election Shares shall, on a prorata basis, have such number of their Cash Election Shares redesignated as Stock Election Shares so that the Maximum Cash Election Number is achieved. Holders who make Combination Elections with at least a 70% stock component will not be subject to the redesignation procedures described herein, except to the extent the number of their Cash Election Shares is reduced by a prorata portion of the number of Dissenters’ Shares. Bancshares shall make all computations contemplated by this Subsection 2.01(a) in consultation with Bristol, but, provided the results of such computations are reasonably determined, Bancshares ultimate computations shall be conclusive and binding on the holders of Bristol Common Stock.

(viii) The redesignation procedure set forth in this Subsection 2.01(a) shall be completed within five business days after the Effective Date. Promptly after such procedure is completed, all Cash Election Shares and the appropriate shares of Bristol Common Stock subject to Combination Elections and to be converted into Cash Consideration, shall be converted into the right to receive the Cash Consideration and all Stock Election Shares and appropriate shares of Bristol Common Stock which are subject to Combination Elections and to be converted into Stock Consideration, shall be converted into the right to receive the Stock Consideration. Bristol certificates previously evidencing shares of Bristol Common Stock shall be exchanged, as applicable, for (a) certificates evidencing the Stock Consideration, or (b) the Cash Consideration, multiplied in each case by the number of shares previously evidenced by the canceled certificate, upon the surrender of such certificates in accordance with the provisions of Section 2.02, without interest. Notwithstanding the foregoing, however, no fractional shares of Bancshares Common Stock shall be issued, and, in lieu thereof, a cash payment shall be made pursuant to Subsection 2.01(c).

(ix) Each share of Bristol Common Stock held in the treasury of Bristol immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

(b) To the extent not prohibited by 12 USC Section 1828(k) or 12 CFR Part 359, each Stock Option under the Stock Option Plan (as such terms are hereinafter defined) that is outstanding at the Effective Time (which cover 86,400 shares of Bristol Common Stock and that each have an exercise price of $10.00) shall be converted into the right to receive a number of shares of Bancshares Common Stock equal to the Stock Option Exchange Ratio, without the payment by such Stock Option Holder of any consideration therefore, other than the cancellation of such Stock Option. Notwithstanding the foregoing, however, no fractional shares of Bancshares Common Stock shall be issued, and, in lieu thereof, a cash payment shall be made pursuant to Subsection 2.01(c).

“Stock Option Exchange Ratio” shall be equal (rounded to the nearest ten-thousandth) to:

(x) 0.3844, if the Average Closing Price is less than or equal to $17.77;

(y) the quotient of $6.83 divided by the Average Closing Price, if the Average Closing Price is greater than $17.77 and less than $24.04; or

(z) 0.2841, if the Average Closing Price is greater than or equal to $24.04.

(c) No certificates or scrip representing fractional shares of Bancshares Common Stock will be issued as a result of the Merger. In lieu of the issuance of fractional shares pursuant to Subsections 2.01(a) or (b) of this Agreement, cash adjustments (without interest) will be paid to the holder of Bristol Common Stock in respect of any fraction of a share of Bancshares Common Stock that would otherwise be issuable to such holder of Bristol Common Stock, and the amount of such cash adjustment shall be determined by multiplying the fraction of a share of Bancshares Common Stock otherwise issuable by $20.90, and no such holder shall be entitled to dividends, voting rights or any other right of stockholders in respect of any fractional share.

2.02. EXCHANGE OF CERTIFICATES; DISSENTERS’ SHARES

(a) After the Effective Time, each holder of an outstanding certificate or certificates theretofore representing a share or shares of Bristol Common Stock, other than Dissenters’ Shares and treasury shares, upon surrender thereof to Bancshares, together with duly executed transmittal materials provided pursuant to Subsection 2.02(b) or upon compliance by the holder or holders thereof with the procedures of Bancshares with respect to lost, stolen or destroyed certificates, shall be entitled to receive in exchange therefore any Merger Consideration payable in exchange for such shares. In effecting the exchange of Bristol shares, Bancshares shall use its independent stock transfer agent to serve as exchange agent. On the Effective Date, Bancshares shall place in escrow with such exchange agent funds adequate to pay all Cash Consideration to be paid in the Merger.

(b) Promptly after the Effective Time, Bancshares shall send or cause to be sent to each shareholder of record of Bristol at the Effective Time, excluding the holders, if any, of Dissenters’ Shares, transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates (as hereinafter defined) shall pass, only upon proper delivery of the Certificates to Bancshares) for use in exchanging certificates of Bristol Common Stock (the “Certificates”).

(c) Upon surrender to Bancshares of a Certificate, together with such letter of transmittal duly executed, the holder of such Certificate shall be entitled to receive in exchange therefore his or her portion of the Merger Consideration (in the form or forms elected by such holder subject to the provisions hereof) deliverable in respect of the shares of Bristol Common Stock represented by such Certificate, and such Certificate shall forthwith be cancelled. No interest will be paid or accrued on the Merger Consideration deliverable upon surrender of the Certificate. If payment is to be made to a person other than the person in whose name the Certificate surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer. The person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered or establish to the satisfaction of Bancshares that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 2.02, each Certificate (other than Certificates representing Dissenters’ Shares) shall represent for all purposes the right to receive the corresponding portion of the Merger Consideration without any interest thereon. Payments to holders of Dissenters’ Shares shall be made as required by the FFIC.

(d) Notwithstanding anything in this Agreement to the contrary, Dissenters’ Shares shall not be converted into or be exchangeable for the right to receive the corresponding portion of the Merger Consideration provided in Subsection 2.01(a) of this Agreement, unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost his right to appraisal and payment under the FFIC. If any such holder shall have so failed to perfect or shall have effectively withdrawn or lost such right, such holder’s shares of Bristol Common Stock shall thereupon be deemed to have been converted into and to have become exchangeable for, at the Effective Time, the right to receive the corresponding portion of the Merger Consideration without any interest thereon.

2.03. CLOSING TRANSFER BOOKS

At the Effective Time, the stock transfer books of Bristol shall be closed and no transfer of shares of Bristol Common Stock shall be made thereafter. All shares of Bancshares Common Stock issued and cash payments paid upon surrender for exchange of certificates representing shares of Bristol Common Stock in accordance with this Section 2 shall be deemed to have been issued in full satisfaction of all rights pertaining to the shares of Bristol Common Stock theretofore represented by such certificates.

2.04. ESCROW OF CASH CONSIDERATION

(a) Notwithstanding any other provision of this Agreement, in the event there are any Dissenters’ Shares following the Special Meting, $100,000 shall be withheld from the Cash Consideration and shall be paid to BOF as escrow agent, and BOF agrees to act and serve as escrow agent therefore in accordance with this Section 2.04, and BOF shall place such $100,000 in an escrow account (“Escrow Account”).

(b) Upon submitting a written request to BOF, Bancshares shall be permitted to withdraw and expend funds from the Escrow Account to pay for costs incurred in complying with the dissenters’ rights procedures under Section 658.44 of the FFIC (but not for payment to the holders of Dissenters’ Shares).

(c) Upon the termination of the dissenters’ rights proceedings or the issuance of a final, non-appealable order in such proceedings, Bancshares shall instruct BOF to disburse any funds remaining in the Escrow Account, including any amounts replenished in accordance with Subsection 2.04(d) below, to those former holders of Bristol Common Stock who received Cash Consideration, on a pro rata basis.

(d) In the event that the final valuation of a Dissenters’ Share is less than the Cash Consideration, BOF, as escrow agent, shall credit and increase the amount of money in the Escrow Account by an amount equal to the difference between the final valuation amount per share and the Cash Consideration, multiplied by the number of Dissenters’ Shares, to replenish the Escrow Account, up to a maximum of $100,000, for amounts that may have been withdrawn in accordance with Subsection 2.04(b) above. To clarify, such credit shall not exceed the lesser of $100,000 or the amount that was withdrawn from the Escrow Account in accordance with Subsection 2.04(b) above. Such credited funds shall then be disbursed to the former holders of Bristol Common Stock who received Cash Consideration, on a pro rata basis, in accordance with Subsection 2.04(c) above.

SECTION 3. REPRESENTATIONS AND WARRANTIES OF BRISTOL

For purposes of this Section 3, the term “material adverse effect” shall mean, a condition, event, change or occurrence that is likely to have a material adverse effect upon the financial condition, results of operations, loans, securities, deposit accounts, business or properties of Bristol; provided, however, that in determining whether a material adverse effect has occurred there shall be excluded any effect, to the extent attributable to or resulting from, (a) any changes in the laws, regulations or interpretations of laws or regulations generally affecting the banking business, but not uniquely relating to Bristol; (b) any changes in generally accepted accounting principles or regulatory accounting requirements generally affecting the banking or bank holding company businesses, but not uniquely relating to Bristol; (c)changes in national or international political or social conditions including the engagement by the Untied States in hostilities, whether or not pursuant to the declaration of a national emergency or war or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States; (d) actions or omissions of Bristol taken with the prior written consent of Bancshares in contemplation of the transactions contemplated hereby; (e) any facts existing on the date of this Agreement as fully disclosed in the schedules of exceptions delivered by Bristol with this Agreement; and (f) any action taken at the specific request or direction of Bancshares. Bristol represents and warrants to Bancshares and BOF that, except as disclosed in the schedule of exceptions delivered by Bristol to Bancshares (the “Schedule of Exceptions”), as of the date of this Agreement and as of the Closing Date (it being agreed that any item listed on the Schedule of Exceptions is deemed to be disclosed in regard to any relevant section of the Schedule of Exceptions):

3.01. ORGANIZATION; QUALIFICATION

Bristol has no subsidiaries and is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida and is a Florida state-chartered commercial bank, duly organized, validly existing and in good standing under the laws of the State of Florida and is domiciled in the State of Florida. Bristol has all requisite corporate power and authority to own and lease its property and to carry on its business as it is currently being conducted and to execute this Agreement and to consummate the transactions contemplated hereby, and is qualified and in good standing as a foreign corporation in all jurisdictions in which the failure to so qualify would have a material adverse effect on Bristol’s financial condition, results of operations or business.

3.02. CAPITAL STOCK; OTHER INTERESTS

As of December 31, 2005, the authorized capital stock of Bristol consists of 1,000,000 shares of preferred stock (none of which are issued and outstanding) and 3,500,000 shares of Bristol Common Stock (2,500,000 of which are designated as Class A and 1,000,000 of which are designated as Class B). Also as of December 31, 2005, 402,400 shares of Class B Bristol Common Stock and 804,800 shares of Bristol Class A Common Stock are outstanding and there are no shares held as treasury stock. All issued and outstanding shares of capital stock of Bristol have been duly authorized and are validly issued, fully paid and nonassessable. Other than outstanding options to acquire up to an aggregate of 86,400 shares of Bristol Common Stock (the “Stock Options”) granted pursuant to Bristol’s 1999 Stock Option Plan (the “Stock Option Plan”) Bristol has no outstanding stock options or other rights to acquire any shares of its capital stock or any security convertible into such shares, or has any obligation or commitment to issue, sell or deliver any of the foregoing or any shares of its capital stock. There are no agreements among Bristol and Bristol’s shareholders or by which Bristol is bound with respect to the voting or transfer of Bristol Common Stock or granting registration rights to any holder thereof. The outstanding capital stock of Bristol has been issued in compliance with all legal requirements and in compliance with any preemptive or similar rights. Except as set forth on Schedule 3.02 of the Schedule of Exceptions, Bristol has no subsidiaries or any direct or indirect ownership interest in any firm, corporation, partnership or other entity.

3.03. CORPORATE AUTHORIZATION; NO CONFLICTS

Subject to the approval of this Agreement by the shareholders of Bristol in accordance with the FBCA and FFIC, and applicable federal law, all corporate acts and other proceedings required of Bristol for the due and valid authorization, execution, delivery and performance of this Agreement and consummation of the Merger have been validly and appropriately taken. Subject to their approval by the shareholders of Bristol and to such regulatory approvals as are required by law, this Agreement is a legal, valid and binding obligation of Bristol and is enforceable against Bristol in accordance with the terms hereof, except that enforcement may be limited by: (a) bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship, and other laws now or hereafter in effect relating to or affecting the enforcement of creditors’ rights generally or the rights of creditors of insured depository institutions; (b) general equitable principles; and (c) laws relating to the safety and soundness of insured depository institutions, and except that no representation is made as to the effect or availability of equitable remedies or injunctive relief (regardless of whether such enforceability is considered in a proceeding in equity or at law). Except as set forth on Schedule 3.03 of the Schedule of Exceptions, with respect to Bristol, neither the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereby will: (i) violate, conflict with, or result in a breach of any provision of; (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under; (iii) result in the termination of or accelerate the performance required by; or (iv) result in the creation of any lien, security interest, charge or encumbrance upon any of its properties or assets under, any of the terms, conditions or provisions of its Articles of Incorporation or association or Bylaws or any material note, bond, mortgage, indenture, deed of trust, lease, license, agreement or other instrument or obligation to or by which it or any of its assets is bound; or violate any order, writ, injunction, decree, statute, rule or regulation of any governmental body applicable to it or any of its assets.

3.04. FINANCIAL STATEMENTS, REPORTS AND PROXY STATEMENTS

(a) Bristol has delivered to Bancshares true and complete copies of: (i) its balance sheets as of December 31, 2003 and December 31, 2004, the related consolidated statements of income, shareholders’ equity and cash flows for the respective years then ended, the related notes thereto, and the reports of its independent public accountants (collectively, the “Financial Statements”); (ii) the unaudited consolidated balance sheets as of September 30, 2004 and September 30, 2005 of Bristol, and the related unaudited statements of income and cash flows for the nine-month periods then ended (collectively, the “Interim Financial Statements”); (iii) all monthly reports and financial statements of Bristol that were prepared for The Board of Directors of Bristol of Directors since September 30, 2005; (iv) all “call reports” and financial statements, including all amendments thereto, made to the Federal Deposit Insurance Corporation (the “FDIC”) or the Florida Department of Financial Services, Office of Financial Regulation (the “OFR”) since December 31, 2002; (v) Bristol’s Annual Report to Shareholders for the year ended 2004 and all subsequent Quarterly Reports to Shareholders, if any; and (vi) all proxy or information statements (or similar materials) disseminated to Bristol’s shareholders since December 31, 2002, if any.

(b) The Financial Statements have been and will be prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) applied on a basis consistent with prior periods, and present fairly, in conformity with GAAP the financial position, results of operations, changes in shareholders’ equity and cash flows of Bristol as of the dates thereof and for the periods covered thereby. All other financial statements delivered by Bristol in connection with this Agreement, including the Interim Financial Statements, shall fairly present the financial information reflected therein. All call and other regulatory reports referred to above have been filed on the appropriate form and prepared in all material respects in accordance with such form’s instructions and the applicable rules and regulations of the regulating federal and/or state agency. As of the date of the latest balance sheet forming part of the Interim Financial Statements (the “Latest Balance Sheet”), Bristol has not had, nor are any of its assets subject to, any material liability, commitment, indebtedness or obligation (of any kind whatsoever, whether absolute, accrued, contingent, known or unknown, matured or unmatured) which is not reflected and adequately provided for in accordance with GAAP. No report, including any report filed with the FDIC, the OFR, or other bank regulatory agency, and no report, proxy statement, registration statement or offering materials made or given to shareholders of Bristol since December 31, 2002, as of the respective dates thereof, if any, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No report, including any report filed with the FDIC, the OFR, or other bank regulatory agency, and no report, proxy statement, registration statement or offering materials made or given to shareholders of Bristol to be filed or disseminated after the date of this Agreement, if any, will contain any untrue statement of a material fact or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they will be made, not misleading. The Financial Statements and the Interim Financial Statements are supported by and consistent with a general ledger and detailed trial balances of investment securities, loans and commitments, depositors’ accounts and cash balances on deposit with other institutions, copies of which have been made available to Bancshares.

3.05. LOAN AND INVESTMENT PORTFOLIOS

To Bristol’s knowledge, all loans, discounts and financing leases reflected on the Latest Balance Sheet: (a) were, at the time and under the circumstances in which made, made for good, valuable and adequate consideration in the ordinary course of business and are the legal, valid and binding obligations of the obligors thereof; (b) are evidenced by genuine notes, agreements or other evidences of indebtedness; and (c) to the extent secured, have been secured, to the knowledge of Bristol, by valid liens and security interests which have been perfected. Accurate lists of all loans, discounts and financing leases as of the date of the Latest Balance Sheet (or a more recent date), and of the investment portfolio of Bristol as of such date, have been delivered to Bancshares. Except as specifically set forth on Schedule 3.05 of the Schedule of Exceptions, Bristol is not a party to any written or oral loan agreement, note or borrowing arrangement, including any loan guaranty, that was, as of the most recent month-end: (i) delinquent by more than 30 days in the payment of principal or interest; (ii) known by Bristol to be otherwise in material default for more than 30 days; (iii) classified as “substandard,” “doubtful,” “loss,” “other assets especially mentioned” or any comparable classification by Bristol or the FDIC or the OFR; (iv) an obligation of any director, executive officer or 10% shareholder of Bristol who is subject to Regulation O of the Federal Reserve Board (12 C.F.R. Part 215), or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing; or (v) in violation of any law, regulation or rule of any governmental authority, other than those that are immaterial in amount.

3.06. ADEQUACY OF ALLOWANCES FOR LOSSES

Each of the allowances for losses on loans, financing leases and other real estate shown on the Latest Balance Sheet was adequate in accordance with applicable regulatory guidelines and GAAP in all material respects, and there are no facts or circumstances known to Bristol which are likely to require in accordance with applicable regulatory guidelines or GAAP a future material increase in any such provisions for losses or a material decrease in any of the allowances therefore reflected in the Latest Balance Sheet. Each of the allowances for losses on loans, financing leases and other real estate reflected on the books of Bristol at all times from and after the date of the Latest Balance Sheet was adequate in accordance with applicable regulatory guidelines and GAAP in all material respects, and there are no facts or circumstances known to Bristol which are likely to require, in accordance with applicable regulatory guidelines or GAAP, a future material increase in any of such provisions for losses or a material decrease in any of the allowances therefore reflected in the Latest Balance Sheet.

3.07. ABSENCE OF CERTAIN CHANGES OR EVENTS

Since the date of the Latest Balance Sheet, except as provided in Subsection 5.06(a), Bristol has not declared, set aside for payment or paid any dividend to holders of, or declared or made any distribution on, any shares of Bristol capital stock, nor will Bristol declare or pay any dividend between the date of this Agreement and the Effective Time. Since the date of the Latest Balance Sheet, there has been no event or condition of any character (whether actual or threatened, to the knowledge of Bristol) that has had, or can reasonably be anticipated to have, a material adverse effect on the financial condition, results of operations or business of Bristol. Except as may result from the transactions contemplated by this Agreement or that would not have a material adverse effect on Bristol, Bristol has not, since the date of the Latest Balance Sheet (except as set forth on Schedule 3.07[a] of the Schedule of Exceptions):

(a)	except in the ordinary course of business and consistent with past practices, borrowed any money or entered into any capital lease or leases;

(b)

except in the ordinary course of business and consistent with past practices, lent any money or pledged any of its credit in connection with any aspect of its business whether as a guarantor, surety, issuer of a letter of credit or otherwise;

(c)	mortgaged or otherwise subjected to any lien, encumbrance or other liability any of its assets;

(d)	sold, assigned or transferred any of its assets in excess of $50,000.00 in the aggregate;

(e)

except in the ordinary course of business and consistent with past practices, incurred any material liability, commitment, indebtedness or obligation (of any kind whatsoever, whether absolute or contingent);

(f)	suffered any material damage, destruction or loss to immovable or movable property, whether or not covered by insurance;

(g)

experienced any material change in asset concentrations as to customers or industries or in the nature and source of its liabilities or in the mix of interest-bearing versus noninterest bearing deposits such that any such material change would have a material adverse effect on Bristol;

(h)

received notice or had knowledge or reason to believe that any material labor unrest exists among any of its employees or that any group, organization or union has attempted to organize any of its employees;

(i)	received notice that one or more substantial customers have terminated or intend to terminate such customers’ relationship with it, with the result being a material adverse effect on Bristol;

(j)

failed to operate its business in the ordinary course consistent with past practices, or failed to use reasonable efforts to preserve its business organization intact or to preserve the goodwill of its customers and others with whom it has business relations;

(k)

incurred any material loss except for losses adequately provided for on the date of this Agreement or on the Latest Balance Sheet and expenses associated with this transaction, or waived any material right in connection with any aspect of its business, whether or not in the ordinary course of business;

(l)	forgiven any material debt owed to it, or canceled any of its claims or paid any of its noncurrent obligations or liabilities;

(m)	except as set forth on Schedule 3.07(m) of the Schedule of Exceptions, made any capital expenditure or capital addition or betterment in excess of $50,000.00;

(n)

except as set forth in Schedule 3.07(n) of the Schedule of Exceptions, entered into any agreement requiring the payment, conditionally or otherwise, of any salary, bonus, extra compensation (including payments for unused vacation or sick time), pension or non-competition payment to any of its present or former directors, officers or employees, except such agreements as are terminable at will without any penalty or other payment by it or increased (except for increases of not more than 10% consistent with past practices) the compensation (including salaries, fees, bonuses, profit sharing, incentive, pension, retirement or other similar payments) of any such person whose annual compensation would, following such increase, exceed $50,000.00;

(o)	except as required in accordance with GAAP, changed any accounting practice followed or employed in preparing the Financial Statements;

(p)

made any loan, given any discount or entered into any financing lease which has not been: (i) made, at the time and under the circumstances in which made, for good, valuable and adequate consideration in the ordinary course of business; (ii) evidenced by genuine notes, agreements or other evidences of indebtedness; and (iii) fully provided for in an amount sufficient in accordance with applicable regulatory guidelines to provide for all charge-offs reasonably anticipated in the ordinary course of business after taking into account all recoveries reasonably anticipated in the ordinary course of business;

(q)	entered into any agreement, contract or commitment to do any of the foregoing; or

(r)

authorized or issued any additional shares of Bristol Common Stock, Bristol preferred stock, other than the issuance of shares of Bristol Common Stock pursuant to the exercise of Stock Options outstanding as of the date of this Agreement to purchase Bristol Common Stock.

3.08. TAXES

Bristol has timely filed all federal, state and local income, franchise, excise, sales and use, real and personal property, employment, intangible and other tax returns, tax information returns and reports required to be filed, has paid all material taxes, interest payments and penalties as reflected therein which have become due, other than taxes which are being contested in good faith and for which adequate accruals have been made on the Latest Balance Sheet, has made adequate provision for the payment of all such taxes accruable for all periods ending on or before the date of this Agreement (and will make such accruals through the Closing Date) to any city, county, state, the United States or any other taxing authority, and is not delinquent in the payment of any material tax or material governmental charge of any nature. To Bristol’s knowledge, Bristol’s federal income tax return has never been audited by the Internal Revenue Service. No audit or examination is presently being conducted by any taxing authority nor has Bristol received written notice from any such taxing authority of its intention to conduct any investigation or audit or to commence any such proceeding; no material unpaid tax deficiencies or additional liabilities of any sort have been proposed to Bristol by any governmental representative, and no agreements for extension of time for the assessment of any tax have been entered into by or on behalf of Bristol. Bristol has withheld from its employees (and timely paid to the appropriate governmental entity) proper and accurate amounts for all periods in material compliance with all tax withholding provisions of applicable federal, state and local laws (including, without limitation, income, social security and employment tax withholding for all forms of compensation).

3.09. TITLE TO ASSETS

(a) On the date of the Latest Balance Sheet, Bristol had and, except with respect to assets disposed of for adequate consideration in the ordinary course of business since such date, now has, good and marketable title to all real property and good and merchantable title to all other material properties and assets reflected on the Latest Balance Sheet, and has good and marketable title to all real property and good and merchantable title to all other material properties and assets acquired since the date of the Latest Balance Sheet, in each case free and clear of all mortgages, liens, pledges, restrictions, security interests, charges and encumbrances of any nature except for: (i) mortgages and encumbrances which secure indebtedness which is properly reflected in the Latest Balance Sheet or which secure deposits of public funds as required by law; (ii) liens for taxes accrued but not yet payable; (iii) liens arising as a matter of law in the ordinary course of business, provided that the obligations secured by such liens are not delinquent or are being contested in good faith; (iv) such imperfections of title and encumbrances, if any, as do not materially detract from the value or materially interfere with the present use of any of such properties or assets or the potential sale of any of such owned properties or assets; and (v) capital leases and leases, if any, to third parties for fair and adequate consideration. Bristol owns, or has valid leasehold interests in, all properties and assets used in the conduct of its business. Any real property and other material assets held under lease by Bristol are held under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made of and proposed to be made of such property by Bristol. No real property held by Bristol, or any real property subject to a security interest, has been deed recorded or otherwise been identified in public records or should have been recorded or so identified as containing Hazardous Materials (as hereinafter defined).

(b) With respect to each lease of any real property or personal property to which Bristol is a party (whether as lessee or lessor), except for financing leases in which Bristol is lessor, (i) such lease is in full force and effect in accordance with its terms; (ii) all rents and other monetary amounts that have become due and payable thereunder have been paid; (iii) there exists no default, or event, occurrence, condition or act, which with the giving of notice, the lapse of time or the happening of any further event, occurrence, condition or act would become a default under such lease; and (iv) the Merger will not constitute a default or a cause for termination or modification of such lease.

(c) Bristol has no legal obligation, absolute or contingent, to any other person to sell or otherwise dispose of any substantial part of its assets or to sell or dispose of any of its assets except in the ordinary course of business consistent with past practices.

3.10. LEGAL MATTERS

(a) To the knowledge of Bristol: (i) there is no material claim, action, suit, proceeding, arbitration or investigation pending in any court or before or by any governmental agency or instrumentality or arbitration panel or otherwise, or threatened against Bristol; nor (ii) do any facts or circumstances exist that would be likely to form the basis for any material claim against Bristol that, if adversely determined, would have a material adverse effect on Bristol.

(b) To the knowledge of Bristol, Bristol is in compliance in all material respects with all applicable laws, rules, regulations, orders, writs, judgments and decrees. There are no governmental investigations pending or, to Bristol’s knowledge, threatened against Bristol. There are no material uncured violations, or violations with respect to which material refunds or restitution may be required, cited in any compliance report to Bristol as a result of examination by any regulatory authority, except those cited in examination reports previously submitted to, and reviewed by, Bancshares.

(c) There are no material uncured violations, or violations with respect to which material refunds or restitution may be required, cited in any compliance report to Bristol as a result of examination by any regulatory authority.

(d) Bristol is not subject to any written agreement, memorandum, Cease and Desist Order or other order with or by any regulatory authority, nor has any such action been threatened or proposed, other than: (i) a Memorandum of Understanding among Bristol, the FDIC and the OFR dated October 7, 2005 (the “MOU”); and (ii) subsequent actions based on deficiencies or violations of law cited by the FDIC and the OFR in the OFR’s examination exit interview on February 17, 2006, in the MOU or in subsequent correspondence from a regulatory authority and provided to Bancshares prior to the date hereof.

(e) To the knowledge of Bristol, there is no claim, action, suit, proceeding, arbitration, or investigation, pending or threatened, in which any material claim or demand is made or threatened to be made against any officer, director, advisory director or employee of Bristol, in each case by reason of any person being or having been an officer, director, advisory director or employee of Bristol.

(f) Bristol has not received any correspondence from the Financial Crimes Enforcement Network, the United States Department of the Treasury or the United States Department of Justice concerning any compliance deficiencies or violations of law related to anti-money laundering laws or regulations, currency transaction reporting, the Bank Secrecy Act or otherwise.

3.11. EMPLOYEE BENEFIT PLANS

(a) Except for the plans, policies, contracts and arrangements listed on Schedule 3.11(a) of the Schedule of Exceptions (the “Employee Benefit Plans”) or those policies or arrangements that constitute mere payroll practices, Bristol does not sponsor, maintain or contribute to, and has at no time sponsored, maintained or contributed to, any Employee Benefit Plan, non-competition pay arrangement, employment agreement or similar arrangement, whether or not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), in which Bristol or Bristol’s employees participate or under which Bristol or Bristol’s employees are entitled to compensation or benefits. Each of the Employee Benefit Plans has been maintained and administered in all material respects in compliance with its terms, the applicable provisions of ERISA and all other applicable laws, and, where applicable, the provisions of the Code. To the knowledge of Bristol, no Employee Benefit Plan, including any “party in interest” or “disqualified person” with respect thereto, has engaged in a nonexempt prohibited transaction under Section 4975 of the Code or Section 502(i) of ERISA; there is no claim relating to any of the Employee Benefit Plans pending or threatened, nor are there any facts or circumstances existing that could reasonably be expected to lead to (other than routine filings such as qualification determination filings), proceedings before, or administrative actions by, any governmental agency; there are no actions, suits or claims pending or threatened (including, without limitation, breach of fiduciary duty actions, but excluding routine uncontested claims for benefits) against any of the Employee Benefit Plans or the assets thereof. Bristol has complied in all material respects with the applicable reporting and disclosure requirements of ERISA and the Code. None of the Employee Benefit Plans is a multi-employer plan within the meaning of Section 3(37) of ERISA. A favorable determination letter has been issued by the Internal Revenue Service, or Bristol is relying upon an opinion or advisory letter issued by the Internal Revenue Service with respect to the prototype or similar document serving as the basis for the adoption of such Employee Benefit Plan, with respect to each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code and the Internal Revenue Service has taken no action to revoke any such letter and nothing has occurred, whether by action or failure to act, which would cause the loss of such qualification. Bristol has not sponsored, maintained or made contributions to any plan, fund or arrangement subject to Title IV of ERISA or the requirements of Section 412 of the Code or providing for medical benefits, insurance coverage or other similar benefits for any period extending beyond the termination of employment, except as may be required under the “COBRA” provisions of ERISA and the Code or under similar requirements of state law.

(b) True and complete copies of all Employee Benefit Plans (including all amendments and modifications thereof), together with copies of any tax determination letters, trust agreements, summary plan descriptions, insurance contracts, investment management agreements and the three most recent annual reports on Form Series 5500, if applicable, with respect to such plan or arrangement have been delivered to Bancshares with the Schedule of Exceptions.

(c) All group health plans of Bristol to which Section 4980B(f) of the Code or Section 601 of ERISA applies are in compliance in all material respects with continuation coverage requirements of Section 4980B(f) of the Code and Section 601 of ERISA, and all such group health plans are in compliance in all material respects with the notice, certification and design requirements imposed under Section 701 of ERISA, et seq. (Health Insurance Portability and Accountability Act of 1996).

(d) With respect to each Employee Benefit Plan previously or currently sponsored or maintained by Bristol, or to which Bristol previously made or is currently making contributions, which is ongoing or has been terminated by Bristol, no event has occurred and no condition exists that would subject Bristol, Bancshares or BOF to any material tax, penalty, fine or other liability as a result of the sponsorship, contribution to or maintenance of such Employee Benefit Plan.

(e) No payment or benefit made, to be made or due to any participant under the Employee Benefit Plans, the Stock Option Plan, or other arrangement on account of the transactions contemplated hereunder will be deemed to constitute an “excess parachute payment” within the meaning of Code Section 280G and the regulations promulgated thereunder unless such payment receives shareholder approval as required by the Code.

(f) Each grant, award or other form of incentive relating to shares of Bristol Common Stock made under the Employee Benefit Plans and/or the Stock Option Plan was granted or awarded in compliance with all applicable laws, including federal and state securities laws.

3.12. INSURANCE POLICIES

Bristol maintains in full force and effect insurance policies and bonds in such amounts and against such liabilities and hazards as are considered by it to be adequate. An accurate list of all such insurance policies is attached as Schedule 3.12 in the Schedule of Exceptions. Bristol is not now liable for, nor has it received notice of, any material retroactive premium adjustment. All policies are valid and enforceable and in full force and effect, and Bristol has not received any notice of a material premium increase or cancellation with respect to any of its insurance policies or bonds. Within the last three years, Bristol has not been refused any basic insurance coverage sought or applied for (other than certain exclusions for coverage of certain events or circumstances as stated in such polices), and Bristol has no reason to believe that its existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions standard in the market at the time renewal is sought as favorable as those presently in effect.

3.13. AGREEMENTS

(a) Bristol is not a party to:

(i)	any collective bargaining agreement;

(ii)

any employment or other agreement or contract with or commitment to any employee other than the Employee Benefit Plans and the Stock Option Plan, and the employment related agreements, arrangements, policies and practices referred to in Schedule 3.13(a)(ii) of the Schedule of Exceptions;

(iii)

any obligation of guaranty or indemnification, other than as set forth on Schedule 3.13(a)(iii) of the Schedule of Exceptions, except such indemnification of officers, directors, employees and agents of Bristol as on the date of this Agreement may be provided in their respective Articles of Incorporation or association and by-laws (and no indemnification of any such officer, director, employee or agent has been authorized, granted or awarded), except if entered into in the ordinary course of business with respect to customers of Bristol, letters of credit, guaranties of endorsements and guaranties of signatures;

(iv)	any agreement, contract or commitment which is or if performed will be materially adverse to the financial condition, results of operations or business of Bristol;

(v)

any agreement, contract or commitment containing any covenant limiting the freedom of Bristol to engage in any line of business permitted by regulatory authorities, to compete with any person in a line of business permitted by applicable regulatory guidelines to be engaged in by Florida state or national banks, or to fulfill any of its requirements or needs for services or products (including, for example, contracts with vendors to supply customers with credit insurance) except those designated as such on Schedule 3.13(b) of the Schedule of Exceptions; or

(vi)

any written agreement, memorandum, letter, order or decree, formal or informal, with any federal or state regulatory agency, nor has Bristol been advised by any regulatory agency that it is considering issuing or requesting any such written agreement, memorandum, letter, order or decree, except the MOU.

(b) Schedule 3.13(b) of the Schedule of Exceptions contains a list of each agreement, contract or commitment (except those entered into in the ordinary course of business with respect to loans, lines of credit, letters of credit, depositor agreements, certificates of deposit and similar banking activities and equipment maintenance agreements that are not material) to which Bristol is a party or which affects Bristol and requires payment of more than $10,000 individually or $50,000 in the aggregate. To Bristol’s knowledge, Bristol has not in any material respect breached, nor is there any pending or threatened claim that it has materially breached, any of the terms or conditions of any of such agreements, contracts or commitments or of any material agreement, contract or commitment that it enters into after the date of this Agreement. Bristol is not in violation of any written agreement, memorandum, letter, order or decree, formal or informal, with any federal or state regulatory agency.

3.14. LICENSES, FRANCHISES AND GOVERNMENTAL AUTHORIZATIONS

Bristol possesses all licenses, franchises, permits and other governmental authorizations necessary for the continued conduct of its business without interference or interruption. The deposits of Bristol are insured by the FDIC to the extent provided by applicable law, and there are no pending or threatened proceedings to revoke or modify that insurance or for relief under 12 U.S.C. Section 1818.

3.15. CORPORATE DOCUMENTS

Bristol has delivered to Bancshares, true and correct copies of its Articles of Incorporation and its Bylaws, all as amended and currently in effect. All of the foregoing and all of the corporate minutes and stock transfer records of Bristol have been made available to Bancshares and are current, complete and correct in all material respects.

3.16. CERTAIN TRANSACTIONS

No past or present director, executive officer or five percent or greater shareholder of Bristol has, since January 1, 2004, engaged in any transaction or series of transactions which, if Bristol had been subject to Section 14(a) of the Exchange Act, would be required to be disclosed pursuant to Item 404 of Regulation S-B of the Rules and Regulations of the Securities and Exchange Commission.

3.17. BROKER’S OR FINDER’S FEES

Except for Sandler O’Neill & Partners, L.P. (“Sandler”), whose fees and right to reimbursement of expenses are as disclosed pursuant to a contract dated November 10, 2005 and amended as of January 11, 2006 (copies of which have been provided to Bancshares) (the “Sandler Agreement”), no agent, broker, investment banker, investment or financial advisor or other person acting on behalf of Bristol is entitled to any commission, broker’s or finder’s fee from any of the parties hereto in connection with any of the transactions contemplated by this Agreement.

3.18. ENVIRONMENTAL MATTERS

(a) Bristol has obtained all material permits, licenses and other authorizations that are required to be obtained by it under any applicable Environmental Law Requirements (as hereinafter defined) in connection with the operation of its businesses and ownership of its properties (collectively, the “Subject Properties”), including without limitation, to the knowledge of Bristol, properties acquired by foreclosure or in settlement of loans;

(b) Bristol is in compliance with all terms and conditions of such permits, licenses and authorizations and with all applicable Environmental Law Requirements, except for such noncompliance as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the financial condition, results of operations or business of Bristol;

(c) To Bristol’s knowledge, there are no past or present events, conditions, circumstances, activities or plans by Bristol related in any manner to Bristol or the Subject Properties that did or would violate or prevent compliance or continued compliance with any of the Environmental Law Requirements, or give rise to any Environmental Liability, as hereinafter defined, except for such as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the financial condition, results of operations or business of Bristol;

(d) To Bristol’s knowledge, there is no civil, criminal or administrative action, suit, demand, claim, order, judgment, hearing, notice or demand letter, notice of violation, investigation or proceeding pending or threatened by any person against Bristol, or any prior owner of any of the Subject Properties which relates to the Subject Properties and relates in any way to any Environmental Law Requirement or seeks to impose any Environmental Liability;

(e) To Bristol’s knowledge, Bristol is not subject to or responsible for any material Environmental Liability which is not set forth and adequately provided for on the Latest Balance Sheet;

(f) “Environmental Law Requirement” means all applicable statutes, regulations, rules, ordinances, codes, licenses, permits, orders, approvals, plans, authorizations, concessions, franchises and similar items, of all governmental agencies, departments, commissions, Board s, bureaus, or instrumentalities of the United States, states and political subdivisions thereof and all applicable judicial, administrative, and regulatory decrees, judgments and orders relating to the protection of human health or the environment, including without limitation: (i) all requirements, including but not limited to those pertaining to reporting, licensing, permitting, investigation, and remediation of emissions, discharges, releases, or threatened releases of Hazardous Materials, chemical substances, pollutants, contaminants, or hazardous or toxic substances, materials or wastes whether solid, liquid, or gaseous in nature, into the air, surface water, groundwater, or land, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of Hazardous Materials, chemical substances, pollutants, contaminants, or hazardous or toxic substances, materials or wastes, whether solid, liquid, or gaseous in nature; (ii) all requirements pertaining to protection of the health and safety of employees or the public; and (iii) all requirements pertaining to the: (1) drilling, production, and abandonment of oil and gas wells; (2) the transportation of produced oil and gas; and (3) the remediation of sites related to that drilling, production or transportation;

(g) “Hazardous Materials” shall mean: (i) any “hazardous substance” as defined by either the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. Section 9601, et seq.) (“CERCLA”) as amended from time to time, or regulations promulgated thereunder; (ii) asbestos; (iii) polychlorinated biphenyls; (iv) any “regulated substance” as defined by 40 C.F.R. Section 280.12 or the FL Ad. Code, Title 62, Chapter 62-761 and Sec. 62-761.200; (v) any naturally occurring radioactive material (“NORM”), as defined by applicable federal or state laws or regulations as amended from time to time, irrespective of whether the NORM is located in Florida or another jurisdiction; (vi) any nonhazardous oilfield wastes (“NOW”) defined under applicable federal or state laws or regulations, irrespective of whether those wastes are located in Florida or another jurisdiction; (vii) any substance the presence of which on the Subject Properties is prohibited by any laws, rules and regulations of legally constituted authorities from time to time in force and effect relating to the Subject Properties; and (viii) any other substance which by any such rule or regulation requires special handling in its collection, storage, treatment or disposal;

(h) “Environmental Liability” shall mean: (i) any liability or obligation arising under any Environmental Law Requirement; or (ii) any liability or obligation under any other theory of law or equity (including without limitation any liability for personal injury, property damage or remediation) that results from, or is based upon or related to, the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling, or the emission, discharge, release or threatened release into the environment, of any Hazardous Material, pollutant, contaminant, chemical, or industrial, toxic or hazardous substance or waste; and

(i) To Bristol’s knowledge, there is currently no contamination of the Subject Properties by stachybotrys chartarum mold or other mold in quantity, concentration and location that could reasonably present a hazard to human health.

3.19. INTELLECTUAL PROPERTY

(a) Schedule 3.19 of the Schedule of Exceptions sets forth a complete list of all patents, trademarks, trade names, trade secrets, copyrights, processes, service marks, royalty rights or design rights owned, used or licensed (as licensor or licensee) by Bristol in the operation of its business and all applications therefore and registrations thereof, whether foreign or domestic, owned or controlled by Bristol (the “Intellectual Property”), and, in the case of any such rights that are so owned, the jurisdiction in which such rights or applications have been registered, filed or issued, and, in the case of any such rights that are not so owned, the agreements under which such rights arise. Bristol is the sole and exclusive owner of the Intellectual Property listed on Schedule 3.19 as being owned by it, with the sole and exclusive right, except to the extent indicated therein, to use and license such property. No claim has been asserted or threatened seeking cancellation or concurrent use of any registered trademark, trade name or service mark listed on Schedule 3.19.

(b) There are no claims, demands or suits pending or threatened against Bristol claiming an infringement by Bristol of any patents, copyrights, processes, licenses, trademarks, service marks or trade names of others in connection with its business; none of the Intellectual Property or, as the case may be, the rights granted to Bristol in respect thereof, infringes on the rights of any person or is being infringed upon by any person, and none is subject to any outstanding order, decree, judgment, stipulation, injunction, restriction or agreement restricting the scope of their use by Bristol.

3.20. COMMUNITY REINVESTMENT ACT

Bristol has complied in all material respects with the provisions of the Community Reinvestment Act (“CRA”) and the rules and regulations thereunder, has a CRA rating of not less than “satisfactory,” has received no material criticism from regulators with respect to discriminatory lending practices, and has no knowledge of any conditions or circumstances that are likely to result in a CRA rating of less than “satisfactory” or material criticism from regulators with respect to discriminatory lending practices.

3.21. LOANS TO EXECUTIVES; INTERNAL CONTROLS

Bristol has not, directly or indirectly, extended or maintained credit, arranged for the extension of credit, or renewed any extension of credit, in the form of a personal loan to or for any director or executive officer (or an equivalent thereof) which would be in violation of the Board of Governors of the Federal Reserve System’s Regulation O. Bristol has devised and maintains a system of internal accounting controls as described in the “management letter” prepared in conjunction with the most annual audit of Bristol’s financial statements, a copy of which has been provided to Bancshares. Bristol has devised and maintained a system of disclosure controls and procedures sufficient to assure that information required to be disclosed by Bristol to its regulatory authorities is accumulated and communicated to Bristol’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

3.22. ACCURACY OF STATEMENTS

No warranty or representation made or to be made by Bristol in this Agreement or in any document furnished or to be furnished by Bristol pursuant to this Agreement contains or will contain, as of the date of this Agreement, the effective date of the Registration Statement (as defined in Section 5.13 hereof) and the Closing Date, an untrue statement of a material fact or an omission of a material fact necessary to make the statements contained herein and therein, in light of the circumstances in which they are made, not misleading.

SECTION 4. REPRESENTATIONS AND WARRANTIES OF BANCSHARES AND BOF

For purposes of this Section 4, the term “material adverse effect” shall mean, a condition, event, change or occurrence that is likely to have a material adverse effect upon the financial condition, results of operations, loans, securities, deposit accounts, business or properties of Bancshares; provided, however, that in determining whether a material adverse effect has occurred there shall be excluded any effect, to the extent attributable to or resulting from, (a) any changes in the laws, regulations or interpretations of laws or regulations generally affecting the banking business, but not uniquely relating to Bancshares; (b) any changes in generally accepted accounting principles or regulatory accounting requirements generally affecting the banking or bank holding company businesses, but not uniquely relating to Bancshares; (c)changes in national or international political or social conditions including the engagement by the Untied States in hostilities, whether or not pursuant to the declaration of a national emergency or war or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States; (d) actions or omissions of Bancshares taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby and (e) any facts existing on the date of this Agreement as fully disclosed in the schedules of exceptions delivered by Bancshares with this Agreement. Bancshares and BOF represent and warrant to Bristol that as of the date of this Agreement and as of the Closing Date;

4.01. CONSOLIDATED GROUP; ORGANIZATION; QUALIFICATION

“Bancshares’ consolidated group,” as such term is used in this Agreement, consists of Bancshares, BOF, Bank of Florida – Southwest, Bank of Florida – Tampa Bay and Bank of Florida Trust Company. Bancshares is a corporation duly organized and validly existing and in good standing under the laws of the State of Florida and is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended. BOF is a Florida state-chartered commercial bank duly organized and validly existing and in good standing under the laws of the State of Florida and is domiciled in the State of Florida. Each of Bancshares and BOF have all requisite corporate power and authority to own and lease its property and to carry on its business as it is currently being conducted and to execute and deliver this Agreement and to consummate the transactions contemplated hereby, and is qualified and in good standing as a foreign corporation in all jurisdictions in which the failure to so qualify would have a material adverse effect on the financial condition, results of operations or business of Bancshares’ consolidated group, taken as a whole.

4.02. CAPITAL STOCK

As of the date of this Agreement, the authorized capital stock of Bancshares consists of 20,000,000 shares of Bancshares Common Stock and 1,000,000 shares of preferred stock (none of which are issued or outstanding). As of January 13, 2006, 5,930,450 shares of Bancshares Common Stock were issued and outstanding. All issued and outstanding shares of capital stock of Bancshares and BOF have been duly authorized and are validly issued, fully paid and nonassessable. The outstanding capital stock of Bancshares and BOF has been issued in compliance with all legal requirements and any preemptive or similar rights. Bancshares owns all of the issued and outstanding shares of capital stock of BOF free and clear of all liens, charges, security interests, mortgages, pledges and other encumbrances.

4.03. CORPORATE AUTHORIZATION; NO CONFLICTS

Subject to approval of Bancshares as the sole shareholder of BOF, all corporate acts and other proceedings required of Bancshares and BOF for the due and valid authorization, execution, delivery and performance of this Agreement and consummation of the Merger have been validly and appropriately taken. Subject to such regulatory approvals as are required by law, this Agreement constitutes legal, valid and binding obligations of Bancshares and BOF as the case may be, and is enforceable against them in accordance with the terms hereof, except that enforcement may be limited by: (a) bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship, and other laws now or hereafter in effect relating to or affecting the enforcement of creditors’ rights generally or the rights of creditors of insured depository institutions; (b) general equitable principles; and (c) laws relating to the safety and soundness of insured depository institutions, and except that no representation is made as to the effect or availability of equitable remedies or injunctive relief (regardless of whether such enforceability is considered in a proceeding in equity or at law). With respect to each of Bancshares and BOF, the execution, delivery or performance of this Agreement and the consummation of the transactions contemplated hereby or thereby will not: (i) violate, conflict with, or result in a breach of any provision of; (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under; (iii) result in the termination of or accelerate the performance required by; or (iv) result in the creation of any lien, security interest, charge or encumbrance upon any of its properties or assets under, any of the terms, conditions or provisions of its Articles of Incorporation or association or its Bylaws (or comparable documents) or any material note, bond, mortgage, indenture, deed of trust, lease, license, agreement or other instrument or obligation to or by which it or any of its assets is bound; or violate any order, writ, injunction, decree, statute, rule or regulation of any governmental body applicable to it or any of its assets.

4.04. FINANCIAL STATEMENTS; REPORTS AND PROXY STATEMENTS

(a) Bancshares has delivered to Bristol true and complete copies of the: (i) consolidated balance sheets as of December 31, 2003 and December 31, 2004 of Bancshares and its subsidiaries, the related consolidated statements of income, changes in shareholders’ equity and cash flows for the respective years then ended, the related notes thereto, and the report of its independent public accountants with respect thereto, as presented in Bancshares’ Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the SEC (collectively, the “Bancshares Financial Statements”); (ii) the unaudited consolidated balance sheet as of September 30, 2004 and September 30, 2005, of Bancshares and its subsidiaries and the related unaudited statements of income and cash flows for the nine-month period then ended, as presented in Bancshares’ quarterly reports on Form 10-QSB and Form 10-Q for the quarters then ended filed with the SEC (the “Bancshares Interim Financial Statements”); and (iii) all proxy or information statements (or similar materials) disseminated to Bancshares’ shareholders since December 31, 2002.

(b) The Bancshares Financial Statements and the Bancshares Interim Financial Statements have been (and all financial statements delivered to Bristol as required by this Agreement will be) prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) applied on a basis consistent with prior periods, and present fairly, in conformity with GAAP the financial position, results of operations, changes in shareholders’ equity and cash flows of Bancshares and its subsidiaries as of the dates thereof and for the periods covered thereby. All call and other regulatory reports referred to above have been filed on the appropriate form and prepared in all material respects in accordance with such forms’ instructions and the applicable rules and regulations of the regulating federal and/or state agency. As of the date of the latest balance sheet forming part of the Bancshares Interim Financial Statements (the “Bancshares Latest Balance Sheet”), none of Bancshares and its subsidiaries has had, nor are any of such members’ assets subject to, any material liability, commitment, indebtedness or obligation (of any kind whatsoever, whether absolute, accrued, contingent, known or unknown, matured or unmatured) which is not reflected and adequately provided for in accordance with GAAP. No report, including any report filed with the FDIC, the OFR, or other bank regulatory agency, and no report, proxy statement, registration statement or offering materials made or given to shareholders of Bancshares since December 31, 2002, as of the respective dates thereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No report, including any report filed with the FDIC, the OFR, or other bank regulatory agency, and no report, proxy statement, registration statement or offering materials made or given to shareholders of Bancshares to be filed or disseminated after the date of this Agreement will contain any untrue statement of a material fact or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they will be made, not misleading.

4.05. LEGALITY OF BANCSHARES SECURITIES

All shares of Bancshares Common Stock to be issued pursuant to the Merger have been duly authorized and, when issued pursuant to this Agreement, will be validly and legally issued, fully paid and nonassessable, and will be, at the time of their delivery, free and clear of all liens, charges, security interests, mortgages, pledges and other encumbrances and any preemptive or similar rights.

4.06. SEC REPORTS

Bancshares has previously delivered to Bristol an accurate and complete copy of the following Bancshares reports filed with the SEC pursuant to the Exchange Act: (i) annual reports on Forms 10-KSB and 10-K for the years ended December 31, 2003 and 2004; (ii) quarterly reports on Forms 10-QSB and 10-Q for the quarters ended September 30, 2004 and 2005; and (iii) proxy statements for the years 2004 and 2005; as of their respective dates, no such report or communication contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.07. LOAN AND INVESTMENT PORTFOLIOS

To Bancshares’ knowledge, all loans, discounts and financing leases reflected on the Bancshares Latest Balance Sheet were: (i) at the time and under the circumstances in which made, made for good, valuable and adequate consideration in the ordinary course of business and are the legal, valid and binding obligations of the obligors thereof; (ii) are evidenced by genuine notes, agreements or other evidences of indebtedness; and (iii) to the extent secured, have been secured, to the knowledge of Bancshares, by valid liens and security interests which have been perfected.

4.08. ABSENCE OF CERTAIN CHANGES OR EVENTS

Since the date of the Bancshares Latest Balance Sheet, Bancshares has not declared, set aside for payment or paid any dividend to holders of, or declared or made any distribution on, any shares of Bancshares capital stock. Since the date of the Bancshares Latest Balance Sheet, there has been no event or condition of any character (whether actual or threatened, to the knowledge of Bancshares) that has had, or can reasonably be anticipated to have, a material adverse effect on the financial condition, results of operations or business of Bancshares. Except as may result from the transactions contemplated by this Agreement or that would not have a material adverse effect on Bancshares, Bancshares has not, since the date of the Bancshares Latest Balance Sheet (except as set forth on Schedule 4.08[a] of the Schedule of Exceptions):

(a)	except in the ordinary course of business and consistent with past practices, borrowed or lent any money;

(b)	except in the ordinary course of business and consistent with past practices, sold, assigned or transferred any of its assets in excess of $500,000.00 in the aggregate;

(c)

except in the ordinary course of business and consistent with past practices, incurred any material liability, commitment, indebtedness or obligation (of any kind whatsoever, whether absolute or contingent);

(d)	suffered any material damage, destruction or loss to immovable or movable property, whether or not covered by insurance;

(e)

received notice or had knowledge or reason to believe that any material labor unrest exists among any of its employees or that any group, organization or union has attempted to organize any of its employees;

(f)	failed to operate its business in the ordinary course consistent with past practices, or failed to use reasonable efforts to preserve its business organization intact;

(g)

incurred any material loss except for losses adequately provided for on the date of this Agreement or on the Bancshares Latest Balance Sheet and expenses associated with this transaction, or waived any material right in connection with any aspect of its business, whether or not in the ordinary course of business;

(h)	forgiven any material debt owed to it, or canceled any of its claims or paid any of its noncurrent obligations or liabilities;

(i)	except as required in accordance with GAAP, changed any accounting practice followed or employed in preparing the Financial Statements; or

(j)	entered into any agreement, contract or commitment to do any of the foregoing.

4.09. TAXES

Each member of Bancshares’ consolidated group has timely filed all federal, state and local income, franchise, excise, sales and use, real and personal property, employment, intangible and other tax returns, tax information returns and reports required to be filed, has paid all material taxes, interest payments and penalties as reflected therein which have become due, other than taxes which are being contested in good faith and for which adequate accruals have been made on the Bancshares Latest Balance Sheet, has made adequate provision for the payment of all such taxes accruable for all periods ending on or before the date of this Agreement (and will make such accruals through the Closing Date) to any city, county, state, the United States or any other taxing authority, and is not delinquent in the payment of any material tax or material governmental charge of any nature. No member of Bancshares’ consolidated group’s federal income tax return has ever been audited by the Internal Revenue Service. No audit or examination is presently being conducted by any taxing authority nor has any member of Bancshares’ consolidate group received written notice from any such taxing authority of its intention to conduct any investigation or audit or to commence any such proceeding; no material unpaid tax deficiencies or additional liabilities of any sort have been proposed to any member of Bancshares’ consolidated group by any governmental representative, and no agreements for extension of time for the assessment of any tax have been entered into by or on behalf of any member of Bancshares’ consolidated group. All members of Bancshares’ consolidated group has withheld from its employees (and timely paid to the appropriate governmental entity) proper and accurate amounts for all periods in material compliance with all tax withholding provisions of applicable federal, state and local laws (including, without limitation, income, social security and employment tax withholding for all forms of compensation).

4.10. TITLE TO ASSETS

(a) On the date of the Bancshares Latest Balance Sheet, all members of Bancshares’ consolidated group had and, except with respect to assets disposed of for adequate consideration in the ordinary course of business since such date, now has, good and marketable title to all real property and good and merchantable title to all other material properties and assets reflected on the Bancshares Latest Balance Sheet, and has good and marketable title to all real property and good and merchantable title to all other material properties and assets acquired since the date of the Bancshares Latest Balance Sheet, in each case free and clear of all mortgages, liens, pledges, restrictions, security interests, charges and encumbrances of any nature except for: (i) mortgages and encumbrances which secure indebtedness which is properly reflected in the Bancshares Latest Balance Sheet or which secure deposits of public funds as required by law; (ii) liens for taxes accrued but not yet payable; (iii) liens arising as a matter of law in the ordinary course of business, provided that the obligations secured by such liens are not delinquent or are being contested in good faith; (iv) such imperfections of title and encumbrances, if any, as do not materially detract from the value or materially interfere with the present use of any of such properties or assets or the potential sale of any of such owned properties or assets; and (v) capital leases and leases, if any, to third parties for fair and adequate consideration. All members of Bancshares’ consolidated group own, or has valid leasehold interests in, all properties and assets used in the conduct of their business. Any real property and other material assets held under lease by any such member are held under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made of and proposed to be made of such property by such member. No real property held by any member of Bancshares’ consolidated group, or any real property subject to a security interest, has been deed recorded or otherwise been identified in public records or should have been recorded or so identified as containing Hazardous Materials (as hereinafter defined).

(b) With respect to each lease of any real property or personal property to which any member of Bancshares’ consolidated group is a party (whether as lessee or lessor), except for financing leases in which a member of such consolidated group is lessor: (i) such lease is in full force and effect in accordance with its terms; (ii) all rents and other monetary amounts that have become due and payable thereunder have been paid; and (iii) there exists no default, or event, occurrence, condition or act, which with the giving of notice, the lapse of time or the happening of any further event, occurrence, condition or act would become a default under such lease.

(c) No member of Bancshares’ consolidated group has a legal obligation, absolute or contingent, to any other person to sell or otherwise dispose of any substantial part of its assets or to sell or dispose of any of its assets except in the ordinary course of business consistent with past practices.

4.11. LEGAL MATTERS

(a) To the knowledge of Bancshares: (i) there is no material claim, action, suit, proceeding, arbitration or investigation pending in any court or before or by any governmental agency or instrumentality or arbitration panel or otherwise, or threatened against any member of Bancshares’ consolidated group; nor (ii) do any facts or circumstances exist that would be likely to form the basis for any material claim against a member of Bancshares’ consolidated group that, if adversely determined, would have a material adverse effect on Bancshares.

(b) To the knowledge of Bancshares, each member of Bancshares’ consolidated group has complied in all material respects with and is not in default in any material respect under (and has not been charged or threatened with or come under investigation with respect to any charge concerning any material violation of any provision of) any federal, state or local law, regulation, ordinance, rule or order (whether executive, judicial, legislative or administrative) or any order, writ, injunction or decree of any court, agency or instrumentality.

(c) There are no material uncured violations, or violations with respect to which material refunds or restitution may be required, cited in any compliance report to any member of Bancshares’ consolidated group as a result of examination by any regulatory authority.

(d) No member of Bancshares’ consolidated group is subject to any written agreement, memorandum or order with or by any regulatory authority.

(e) To the knowledge of Bancshares, there is no claim, action, suit, proceeding, arbitration, or investigation, pending or threatened, in which any material claim or demand is made or threatened to be made against any officer, director, advisory director or employee of any member of Bancshares’ consolidated group, in each case by reason of any person being or having been an officer, director, advisory director or employee of any such member.

4.12. EMPLOYEE BENEFIT PLANS

(a) Each of the employee benefit plans sponsored by any member of Bancshares’ consolidated group (the “Bancshares Employee Benefit Plans”) has been maintained and administered in all material respects in compliance with its terms, the applicable provisions of ERISA and all other applicable laws, and, where applicable, the provisions of the Code. No Bancshares Employee Benefit Plan, including any “party in interest” or “disqualified person” with respect thereto, has engaged in a nonexempt prohibited transaction under Section 4975 of the Code or Section 502(i) of ERISA; there is no claim relating to any of the Bancshares Employee Benefit Plans pending or threatened, nor are there any facts or circumstances existing that could reasonably be expected to lead to (other than routine filings such as qualification determination filings), proceedings before, or administrative actions by, any governmental agency; there are no actions, suits or claims pending or threatened (including, without limitation, breach of fiduciary duty actions, but excluding routine uncontested claims for benefits) against any of the Employee Benefit Plans or the assets thereof. Each member of Bancshares’ consolidated group has complied in all material respects with the applicable reporting and disclosure requirements of ERISA and the Code. A favorable determination letter has been issued by the Internal Revenue Service with respect to each Bancshares Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code and the Internal Revenue Service has taken no action to revoke any such letter and nothing has occurred, whether by action or failure to act, which would cause the loss of such qualification.

(b) To the best of Bancshares’ knowledge, all group health plans of all members of Bancshares’ consolidated group to which Section 4980B(f) of the Code or Section 601 of ERISA applies are in compliance in all material respects with continuation coverage requirements of Section 4980B(f) of the Code and Section 601 of ERISA and any prior violations of such sections have been cured prior to the date hereof, and all such group health plans are in compliance in all material respects with the notice, certification and design requirements imposed under Section 701 of ERISA, et seq. (Health Insurance Portability and Accountability Act of 1996).

(c) With respect to each Bancshares Employee Benefit Plan previously or currently sponsored or maintained by any member of Bancshares consolidated group, or to which any member of Bancshares consolidated group previously made or is currently making contributions, which is ongoing or has been terminated by such member of Bancshares consolidated group, no event has occurred and no condition exists that would subject any member of Bancshares consolidated group to any material tax, penalty, fine or other liability as a result of the sponsorship, contribution to or maintenance of such Bancshares Employee Benefit Plan.

4.13. INSURANCE POLICIES

Each member of Bancshares’ consolidated group maintains in full force and effect insurance policies and bonds in such amounts and against such liabilities and hazards as are considered by it to be adequate. All policies are valid and enforceable and in full force and effect. Within the last three years, no member of Bancshares’ consolidated group has been refused any basic insurance coverage sought or applied for (other than certain exclusions for coverage of certain events or circumstances as stated in such polices), and Bancshares has no reason to believe that its existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions standard in the market at the time renewal is sought as favorable as those presently in effect.

4.14. AGREEMENTS

No member of Bancshares’ consolidated group is a party to:

(a)	any collective bargaining agreement;

(b)	any agreement, contract or commitment which is or if performed will be materially adverse to the financial condition, results of operations or business of Bancshares;

(c)

any agreement, contract or commitment containing any covenant limiting the freedom of any member of Bancshares’ consolidated group to engage in any line of business permitted by regulatory authorities, to compete with any person in a line of business permitted by applicable regulatory guidelines to be engaged in by Florida state or national banks, or to fulfill any of its requirements or needs for services or products (including, for example, contracts with vendors to supply customers with credit insurance) except those designated as such on Schedule 4.14 of the Schedule of Exceptions; or

(d)

any written agreement, memorandum, letter, order or decree, formal or informal, with any federal or state regulatory agency, nor has any member of Bancshares’ consolidated group been advised by any regulatory agency that it is considering issuing or requesting any such written agreement, memorandum, letter, order or decree.

4.15. LICENSES, FRANCHISES AND GOVERNMENTAL AUTHORIZATIONS

All members of Bancshares’ consolidated group possess all licenses, franchises, permits and other governmental authorizations necessary for the continued conduct of their business without interference or interruption. The deposits of all bank subsidiaries of Bancshares are insured by the FDIC to the extent provided by applicable law, and there are no pending or threatened proceedings to revoke or modify that insurance or for relief under 12 U.S.C. Section 1818.

4.16. CORPORATE DOCUMENTS

Bancshares has delivered to Bristol, true and correct copies of its Articles of Incorporation and its Bylaws, all as amended and currently in effect.

4.17. CERTAIN TRANSACTIONS

No past or present director, executive officer or five percent or greater shareholder of any member of Bancshares’ consolidated group has, since January 1, 2003, engaged in any transaction or series of transactions which, if such member had been subject to Section 14(a) of the Exchange Act, would be required to be disclosed pursuant to Item 404 of Regulation S-B of the Rules and Regulations of the Securities and Exchange Commission.

4.18. BROKER’S OR FINDER’S FEES

Except for Raymond James & Associates, Inc. (“Raymond James”), whose fees and right to reimbursement of expenses are as disclosed pursuant to a contract dated January 5, 2006 (a copy of which has been provided to Bristol) (the “Raymond James Agreement”), no agent, broker, investment banker, investment or financial advisor or other person acting on behalf of Bancshares is entitled to any commission, broker’s or finder’s fee from any of the parties hereto in connection with any of the transactions contemplated by this Agreement.

4.19. ENVIRONMENTAL MATTERS

(a) Each member of Bancshares’ consolidated group has obtained all material permits, licenses and other authorizations that are required to be obtained by it under any applicable Environmental Law Requirements (as hereinafter defined) in connection with the operation of its businesses and ownership of its properties (collectively, the “Subject Properties”), including without limitation, to the knowledge of Bancshares, properties acquired by foreclosure or in settlement of loans;

(b) Each member of Bancshares’ consolidated group is in compliance with all terms and conditions of such permits, licenses and authorizations and with all applicable Environmental Law Requirements, except for such noncompliance as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the financial condition, results of operations or business of Bancshares;

(c) To Bancshares’ knowledge, there are no past or present events, conditions, circumstances, activities or plans by any member of Bancshares’ consolidated group related in any manner to any member of Bancshares’ consolidated group or the Subject Properties that did or would violate or prevent compliance or continued compliance with any of the Environmental Law Requirements, or give rise to any Environmental Liability, as hereinafter defined, except for such as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the financial condition, results of operations or business of Bancshares;

(d) To Bancshares’ knowledge, there is no civil, criminal or administrative action, suit, demand, claim, order, judgment, hearing, notice or demand letter, notice of violation, investigation or proceeding pending or threatened by any person against Bancshares or any member of Bancshares’ consolidated group, or any prior owner of any of the Subject Properties which relates to the Subject Properties and relates in any way to any Environmental Law Requirement or seeks to impose any Environmental Liability;

(e) To Bancshares’ knowledge, no member of Bancshares’ consolidated group is subject to or responsible for any material Environmental Liability which is not set forth and adequately provided for on the Bancshares Latest Balance Sheet; and

(f) To Bancshares’ knowledge, there is currently no contamination of the Subject Properties by stachybotrys chartarum mold or other mold in quantity, concentration and location that could reasonably present a hazard to human health.

4.20. COMMUNITY REINVESTMENT ACT

All bank members of Bancshares’ consolidated group have complied in all material respects with the provisions of the Community Reinvestment Act (“CRA”) and the rules and regulations thereunder, has a CRA rating of not less than “satisfactory,” has received no material criticism from regulators with respect to discriminatory lending practices, and has no knowledge of any conditions or circumstances that are likely to result in a CRA rating of less than “satisfactory” or material criticism from regulators with respect to discriminatory lending practices.

4.21. LOANS TO EXECUTIVES; INTERNAL CONTROLS

Bancshares has not, directly or indirectly, extended or maintained credit, arranged for the extension of credit, or renewed any extension of credit, in the form of a personal loan to or for any director or executive officer (or an equivalent thereof) in violation of Section 13(k) of the Exchange Act. Bancshares has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Bancshares has devised and maintained a system of disclosure controls and procedures sufficient to assure that information required to be disclosed by Bancshares to its regulatory authorities is accumulated and communicated to Bancshares’ management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

4.22. ACCURACY OF STATEMENTS

No warranty or representation made or to be made by Bancshares in this Agreement or in any document furnished or to be furnished by Bancshares pursuant to this Agreement contains or will contain, as of the date of this Agreement, the effective date of the Registration Statement (as defined in Section 5.13 hereof) and the Closing Date, an untrue statement of a material fact or an omission of a material fact necessary to make the statements contained herein and therein, in light of the circumstances in which they are made, not misleading.

4.23. SHAREHOLDER APPROVAL

The approval of Bancshares’ shareholders is not necessary to consummate the Merger.

4.24. REGULATORY APPROVAL

Neither Bancshares nor BOF is aware of any reason or basis that they will not obtain the required regulatory approvals necessary to consummate the Merger and neither has received any advice or information to indicate that there is such a basis.

SECTION 5. COVENANTS AND CONDUCT OF PARTIES PRIOR TO THE EFFECTIVE DATE

The parties further covenant and agree as follows:

5.01. INVESTIGATIONS; PLANNING

Bristol shall continue to provide to Bancshares and BOF and to their authorized representatives, full access during all reasonable times to its premises, properties, books and records (including, without limitation, all corporate minutes and stock transfer records), and to furnish Bancshares and BOF and such representatives with such financial and operating data and other information of any kind respecting its business and properties as Bancshares and BOF shall from time to time reasonably request. Any such access shall be conducted in a manner that does not unreasonably interfere with the operation of the business of Bristol. Bristol agrees to cooperate with Bancshares and BOF in connection with planning for the efficient and orderly combination of the parties and the operation of Bancshares and BOF after consummation of the Merger; provided, however, that Bristol will have no obligation to consolidate or integrate operations unless and until the regulatory approval process is substantially complete. In the event of termination of this Agreement prior to the Effective Date, Bancshares shall, except to any extent necessary to assert any rights under this Agreement, return, without retaining copies thereof, or destroy (and certify to same under penalty of perjury) all confidential or nonpublic documents, work papers and other materials obtained from Bristol in connection with the transactions contemplated hereby and shall keep such information confidential, not disclose such information to any other person or entity except as may be required by legal process, and not use such information in connection with its business. Bancshares shall cause all of its employees, agents and representatives to keep such information confidential and not to disclose such information or to use it in connection with its business, in each case unless and until such information shall come into the public domain through no fault of Bancshares, BOF, or their agents or representatives. Bancshares and BOF shall continue to provide Bristol’s executive officers with access to Bancshares’ and BOF’s respective executive officers, during normal business hours and upon reasonable notice, to discuss the business and affairs of Bancshares and BOF to the extent customary in transactions of the nature contemplated by this Agreement.

5.02. COOPERATION AND COMMERCIALLY REASONABLE EFFORTS

Each of the parties hereto will cooperate with the other parties and use all commercially reasonable efforts to: (a) procure all necessary consents and approvals of third parties; (b) complete all necessary filings, registrations, applications, schedules and certificates; (c) satisfy all requirements prescribed by law for, and all conditions set forth in this Agreement to, the consummation of the Merger and the transactions contemplated hereby; and (d) effect the transactions contemplated by this Agreement at the earliest practicable date. Bristol shall provide Bancshares and BOF full and complete access to all its third party vendors and shall consult Bancshares and BOF prior to negotiating new third party vendor agreements or amendments to or modifications of existing third party agreements.

5.03. INFORMATION FOR, AND PREPARATION OF, REGISTRATION STATEMENT AND PROXY STATEMENT

Each of the parties hereto will cooperate in the preparation of the Registration Statement referred to in Section 5.13 and a proxy statement of Bristol (the “Proxy Statement”) which complies with the requirements of the Securities Act, the Exchange Act, the rules and regulations promulgated thereunder and other applicable federal and state laws, for the purpose of submitting this Agreement and the transactions contemplated hereby to Bristol’s shareholders for approval. Each of the parties will as promptly as practicable after the date hereof furnish all such data and information relating to it and its subsidiaries as any of the other parties may reasonably request for the purpose of including such data and information in the Registration Statement and the Proxy Statement.

5.04. PRESS RELEASES

Bancshares and Bristol will cooperate with each other in the preparation of any press releases announcing the execution of this Agreement or the consummation of the transactions contemplated hereby. Without the prior written consent of the chief executive officer of the other party, neither Bancshares’ nor Bristol will issue any press release or other written statement for general circulation relating to the transactions contemplated hereby, except as may otherwise be required by law in the reasonable judgment of the disclosing party and, if practical, prior notice of such release is provided to the other parties.

5.05. PRESERVATION OF BUSINESS

Bristol will use its best efforts to preserve the possession and control of all of its assets other than those consumed or disposed of for value in the ordinary course of business, to preserve the goodwill of customers and others having business relations with it, and to do nothing knowingly to impair its ability to keep and preserve its business as it exists on the date of this Agreement.

5.06. CONDUCT OF BUSINESS IN THE ORDINARY COURSE

Subject to the requirements imposed by this Agreement, including those set forth in Section 5.02, Bristol shall conduct its business only in the ordinary course consistent with past practices, specifically including loans on commercially reasonable terms and participations with other banks on commercially reasonable terms, and shall not, without the prior written consent of the chief executive officer of Bancshares or his duly authorized designee:

(a)

declare, set aside, increase or pay any dividend, or declare or make any distribution on, or directly or indirectly combine, redeem, reclassify, purchase, or otherwise acquire, any shares of its capital stock or authorize the creation or issuance of or issue any additional shares of its capital stock or any securities or obligations convertible into or exchangeable for its capital stock; other than in connection with the issuance of shares of Bristol Common Stock pursuant to the exercise of Stock Options outstanding as of the date of this Agreement to purchase Bristol Common Stock;

(b)	amend its Articles of Incorporation or Bylaws or adopt or amend any resolution or agreement concerning indemnification of its directors or officers;

(c)

enter into or modify any agreement so as to require the payment, conditionally or otherwise, of any salary, bonus, extra compensation (including payments for unused vacation or sick time), pension or non-competition payment to any of its present or former directors, officers or employees except such agreements as are terminable at will without any penalty or other payment by it (except as may be required by law),

(d)

increase (except for increases of not more than 10% consistent with past practices) the compensation (including salaries, fees, bonuses, profit sharing, incentive, pension, retirement or other similar benefits and payments) of its present or former directors, officers or employees;

(e)

except in the ordinary course of business consistent with past practices, place or suffer to exist on any of its assets or properties any mortgage, pledge, lien, charge or other encumbrance, except those of the character described in clauses (i) through (v) of Subsection 3.09(a) hereof, or cancel any material indebtedness owing to it or any claims which it may have possessed, or waive any right of substantial value or discharge or satisfy any material noncurrent liability;

(f)

acquire another business or merge or consolidate with another entity, or sell or otherwise dispose of a material part of its assets, except in the ordinary course of business consistent with past practices;

(g)

commit any act that is intended or reasonably may be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in Section 6 not being satisfied, or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law;

(h)

commit or fail to take any act which act or omission is intended or reasonably may be expected to result in a material breach or violation of any applicable law, statute, rule, governmental regulation or order;

(i)	fail to maintain its books, accounts and records in the usual manner on a basis consistent with that heretofore employed;

(j)

fail to pay, or to make adequate provision in all material respects for the payment of, all taxes, interest payments and penalties due and payable (for all periods up to the Effective Date, including that portion of its fiscal year to and including the Effective Date) to any city, county, state, the United States or any other taxing authority, except those being contested in good faith by appropriate proceedings and for which sufficient reserves have been established;

(k)

dispose of investment securities in amounts or in a manner inconsistent with past practices; or make investments in noninvestment grade securities or which are inconsistent with past investment practices;

(l)	enter into any new line of banking or nonbanking business in which it is not actively engaged as of the date of this Agreement;

(m)

charge off (except as may otherwise be required by law or by regulatory authorities or by GAAP consistently applied) or sell (except in the ordinary course of business consistent with past practices) any of its portfolio of loans, discounts or financing leases;

(n)	sell any material asset held as other real estate or other foreclosed assets for an amount materially less than 100% of its book value at the date of the Latest Balance Sheet;

(o)	make any extension of credit which, when added to all other extensions of credit to a borrower and its affiliates, would exceed Bristol’s applicable regulatory lending limits;

(p)	take or cause to be taken any action that would disqualify the Merger as a “reorganization” within the meaning of Section 368(a)(1)(a) of the Code; or

(q)	agree or commit to do any of the foregoing.

5.07. ADDITIONAL INFORMATION

(a) Bristol will provide Bancshares with prompt written notice of any change in the financial condition, results of operations, business or prospects of Bristol, or any action taken or proposed to be taken by any regulatory agency, any of which would have a material adverse effect on Bristol; (b) Bristol will provide Bancshares and Bancshares will provide Bristol with: (i) prompt written notice of any material breach by any member of such party’s consolidated group of any of its warranties, representations or covenants in this Agreement; (ii) as soon as they become available, as to Bristol, true and complete copies of any financial statements, reports and other documents of the type referred to in Section 3.04, and quarterly unaudited consolidated balance sheets of Bristol, and the related unaudited statements of income, shareholders’ equity and cash flows for the periods then ended, with respect to Bristol; and, as to Bancshares, true and complete copies of financial statements, reports and other documents of the type referred to in Sections 4.04 and 4.06, with respect to Bancshares and its subsidiaries; and (iii) promptly upon its dissemination, any report disseminated to their respective shareholders; (c) Bristol shall make available for inspection by Bancshares at the Bristol’s executive offices true and complete copies of any examination reports issued by any regulatory authority.

5.08. BRISTOL SHAREHOLDER APPROVAL

Promptly after Bristol has received copies of all necessary regulatory applications described in Section 5.14 herein below, as filed with the appropriate regulatory agencies, The Board of Directors of Bristol shall submit this Agreement to its shareholders for approval in accordance with applicable law, together with its recommendation that such approval be given, at a Special Meeting of the Shareholders of Bristol duly called and convened for that purpose as soon as practicable after the effective date of the Registration Statement (as defined in Section 5.13 herein). The foregoing obligations of Bristol and its Board of Directors specified in this Section 5.08 are subject to the proviso in the last sentence of Section 5.11.

5.09. RESTRICTED BANCSHARES COMMON STOCK

Bristol shall obtain and deliver to Bancshares, contemporaneously with the execution of this Agreement, a written agreement in the form attached as Exhibit 5.09 hereto from each person who is a director or executive officer of Bristol who will receive shares of Bancshares Common Stock by virtue of the Merger to the effect that such person: (i) has not disposed of any Bristol Common Stock; (ii) will not dispose of any Bristol Common Stock unless the transferee agrees to be bound by such written agreement; and (iii) will not dispose of any Bancshares Common Stock received pursuant to the Merger in violation of Rule 145 of the Securities Act or the rules and regulations of the SEC thereunder or in a manner that would disqualify the transactions contemplated hereby tax-free reorganization treatment. The directors and executive officers of Bristol further agree to vote in favor of this Agreement and the Merger all shares registered in their name individually or as to which they otherwise have sole voting power, and to use their best efforts, subject to any fiduciary duty they may have, to cause all shares as to which they share voting power with others to be voted in favor of this Agreement and the Merger (the “Director’s and Officer’s Commitment”).

5.10. LOAN POLICY

From the date hereof through the Effective Time, Bristol will not make any loans, or enter into any commitments to make loans, which vary other than in immaterial respects from its written loan policies, a true and correct copy of which loan policies has been provided to Bancshares, provided that this covenant shall not prohibit Bristol from extending or renewing credit or loans in the ordinary course of business consistent with past lending practices or in connection with the workout or renegotiation of loans currently in its loan portfolio. Concurrent with the execution of this Agreement, Bristol shall provide Bancshares a calendar of any Board or committee meetings of Bristol at which the Board or any committee will vote on proposed new or renewal loans or investments. Bristol will allow a representative of BOF to be present at all such meetings for informational purposes only and such BOF representative shall not take part in discussions or voting on any matters presented at such meetings.

5.11. NO SOLICITATIONS

Prior to the Effective Time, or until the termination of this Agreement, Bristol shall not, without the prior approval of Bancshares, directly or indirectly, solicit or initiate inquiries or proposals with respect to, or, except to the extent determined by the Board of Directors of Bristol in good faith, after consultation with its financial advisors and its legal counsel, to be required to discharge properly the directors’ fiduciary duties to Bristol and its shareholders, furnish any information relating to, or participate in any negotiations or discussions concerning, any Acquisition Transaction (as defined in Subsection 7.01[e]) or any other acquisition or purchase of all or a substantial portion of its assets, or of a substantial equity interest in it or withdraw its recommendation to the shareholders of Bristol of the Merger or make a recommendation of any other Acquisition Transaction, or any other business combination with it, other than as contemplated by this Agreement (and in no event will any such information be supplied except pursuant to a confidentiality agreement in form and substance as to confidentiality substantially the same as the confidentiality agreement between Bristol and Bancshares). Bristol shall instruct its officers, directors, agents and affiliates to refrain from doing any of the foregoing, and will notify Bancshares immediately if any such inquiries or proposals are received by it, any such information is requested from it, or any such negotiations or discussions are sought to be initiated with it or any of its officers, directors, agents and affiliates; provided, however, that nothing contained herein shall be deemed to prohibit any officer or director of Bristol from taking any action that the Board of Directors of Bristol, as the case may be, determines, in good faith after consultation with and receipt of a written opinion of counsel, is required by law or is required to discharge his fiduciary duties to Bristol and its shareholders.

5.12. OPERATING FUNCTIONS

Bristol agrees to cooperate in the consolidation of appropriate operating functions with Bancshares to be effective on the Effective Date; provided that the foregoing shall not be deemed to require any action that, in the opinion of The Board of Directors of Bristol , would adversely affect its operations if the Merger was not consummated.

5.13. BANCSHARES REGISTRATION STATEMENT

(a) Bancshares will prepare and file on Form S-4 a registration statement (the “Registration Statement”) under the Securities Act (which will include the Proxy Statement) complying with all the requirements of the Securities Act (and the rules and regulations thereunder) applicable thereto, for the purpose, among other things, of registering the Bancshares Common Stock which will be issued to the holders of Bristol Common Stock pursuant to the Merger. Bancshares shall use its best efforts to cause the Registration Statement to become effective as soon as practicable, to qualify the Bancshares Common Stock under the securities or blue sky laws of such jurisdictions as may be required and to keep the Registration Statement and such qualifications current and in effect for so long as is necessary to consummate the transactions contemplated hereby. As a result of the registration of the Bancshares Common Stock pursuant to the Registration Statement, such stock shall be freely tradeable by the shareholders of Bristol except to the extent that the transfer of any shares of Bancshares Common Stock received by shareholders of Bristol is subject to the provisions of Rule 145 under the Securities Act or restricted under applicable tax rules. Bristol and its counsel shall have reasonable opportunity to review and comment on the Registration Statement being filed with the SEC and any responses filed with the SEC regarding the Registration Statement.

(b) Bancshares will indemnify and hold harmless Bristol and its directors, officers and other persons, if any, who control Bristol within the meaning of the Securities Act from and against any losses, claims, damages, liabilities or judgments, joint or several, to which they or any of them may become subject, insofar as such losses, claims, damages, liabilities, or judgments (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, or in any amendment or supplement thereto, or in any state application for qualification, permit, exemption or registration as a broker/dealer, or in any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each such person for any legal or other expenses reasonably incurred by such person in connection with investigating or defending any such action or claim; provided, however, that Bancshares shall not be liable, in any such case, to the extent that any such loss, claim, damage, liability, or judgment (or action in respect thereof) arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, or any such amendment or supplement thereto, or in any such state application, or in any amendment or supplement thereto, in reliance upon and in conformity with information furnished to Bancshares by or on behalf of Bristol or any of its officers, directors or affiliates for use therein.

(c) Promptly after receipt by an indemnified party under Subsection (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against Bancshares under such Subsection, notify Bancshares in writing of the commencement thereof. In case any such action shall be brought against any indemnified party and it notifies Bancshares of the commencement thereof, Bancshares shall be entitled to participate therein and, to the extent that it shall wish, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party, and, after notice from Bancshares to such indemnified party of its election so to assume the defense thereof, Bancshares shall not be liable to such indemnified party under such Subsection for any legal expenses of other counsel or any other expenses subsequently incurred by such indemnified party; provided, however, if Bancshares elects not to assume such defense or if counsel for the indemnified party advises Bancshares in writing that there are material substantive issues which raise conflicts of interest between Bancshares or Bristol and the indemnified party, such indemnified party may retain counsel satisfactory to it and Bancshares shall pay all reasonable fees and expenses of such counsel for the indemnified party promptly as statements therefore are received. Notwithstanding the foregoing, Bancshares shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by Bancshares in respect of such claim unless in the reasonable judgment of any such indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties in respect to such claims.

(d) The provisions of Subsection 5.13(b) and (c) are intended for the benefit of, and shall be enforceable by, the parties entitled to indemnification thereunder and each such party’s heirs, representatives or successors.

5.14. APPLICATION TO REGULATORY AUTHORITIES

(a) Bancshares shall prepare and file, within 50 days from the date this Agreement is signed, all regulatory applications and filings that are required to be made with respect to the Merger; provided, however, that if Bancshares is unable to prepare and file such applications and filings within the time period specified herein due to the failure of Bristol to timely provide Bancshares any information necessary to complete such applications and filings, provided Bancshares has used its best efforts to cause such filing to occur on a timely basis and provided Bancshares continues to diligently pursue such filing, then Bancshares’ failure to comply with the provisions of this Section 5.14 shall not be deemed a breach of this Agreement.

(b) Bancshares shall provide Bristol copies of all such regulatory applications and filings at the time of filing with the appropriate regulatory agency. In a reasonably prompt manner, Bancshares shall both provide Bristol copies of all correspondence with regulators in connection with such applications and filings and advise Bristol of any substantive oral communications with regulators in connection with such applications and filings.

(c) No provision of this Agreement shall be construed to require Bancshares or BOF to seek the consent of the FDIC to make a payment or distribution that is otherwise prohibited by 12 USC Section 1828(k) or 12 CFR Part 359.

5.15. REVENUE RULING

Bancshares may elect to prepare (and in that event Bristol shall cooperate in the preparation of) a request for a ruling from the Internal Revenue Service with respect to certain tax matters in connection with the transactions contemplated by this Agreement.

5.16. BOND FOR LOST CERTIFICATES

Upon receipt of notice from any of its shareholders that a certificate representing Bristol Common Stock has been lost or destroyed, and prior to issuing a new certificate, Bristol shall require such shareholder to post a bond in such amount as is sufficient to support the shareholder’s agreement to indemnify Bristol against any claim made by the owner of such certificate, unless Bancshares agrees to the waiver of such bond requirement.

5.17. WITHHOLDING

Bancshares shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Bristol Common Stock after the Effective Time such amounts as Bancshares may be required by law to deduct and withhold therefrom. All such deductions and withholding shall be deemed for all purposes of this Agreement to have been paid to the person with respect to whom such deduction and withholding was made.

5.18. DISSENTERS

Bristol shall give Bancshares: (i) prompt written notice of, and a copy of, any instrument received by Bristol with respect to the assertion or perfection of Dissenters’ Rights, and (ii) the opportunity to participate in any and all negotiations and proceedings with respect to Dissenters’ Rights, should Bancshares desire to do so.

5.19. NASDAQ STOCK MARKET

Bancshares shall cause the shares of Bancshares Common Stock to be issued in the Merger to be duly authorized, validly issued, fully paid and nonassessable, free of any preemptive or similar right and to be approved for quotation in the Nasdaq Stock Market National Market System prior to or at the Effective Time.

5.20. CONTINUING INDEMNITY; INSURANCE

(a) Bancshares covenants and agrees that all rights to indemnification (including, without limitation, rights to mandatory advancement of expenses) and all limitations of liability existing in favor of indemnified parties under Bristol’s Articles of Incorporation and Bylaws as in effect as of the date of this Agreement with respect to matters occurring prior to or at the Effective Time (an “Indemnified Party”) shall survive the Merger and shall continue in full force and effect, without any amendment thereto, for a period concurrent with the applicable statute of limitations; provided, however, that all rights to indemnification in respect of any claim asserted or made as to which Bancshares is notified in writing within such period shall continue until the final disposition of such claim. Without limiting the foregoing, in any case in which approval is required to effectuate any indemnification, the determination of any such approval shall be made, at the election of the Indemnified Party, by independent counsel mutually agreed upon between Bancshares and the Indemnified Party.

(b) Promptly after receipt by an Indemnified Party of notice of the commencement of any action, such Indemnified Party shall, if a claim in respect thereof is to be made against Bancshares under such Subsection, notify Bancshares in writing of the commencement thereof. In case any such action shall be brought against any Indemnified Party, Bancshares shall be entitled to participate therein and, to the extent that it shall wish, to assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Party, and, after notice from Bancshares to such Indemnified Party of its election to assume the defense thereof, Bancshares shall not be liable to such Indemnified Party under such Subsection for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party; provided, however, if Bancshares elects not to assume such defense or if counsel for the Indemnified Party advises Bancshares in writing that there are material substantive issues which raise conflicts of interest between Bancshares or Bristol and the Indemnified Party, such Indemnified Party may retain counsel satisfactory to it, and Bancshares shall pay all reasonable fees and expenses of such counsel for the Indemnified Party promptly as statements therefore are received. Notwithstanding the foregoing, Bancshares shall not be obligated to pay the fees and expenses of more than one counsel for all Indemnified Parties in respect of such claim unless in the reasonable judgment of an Indemnified Party a conflict of interest exists between an Indemnified Party and any other Indemnified Parties in respect to such claims.

(c) Bristol shall cause the persons serving as officers or directors of Bristol, immediately prior to the Effective Time; to be covered for a period of three years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by Bristol with respect to acts or omissions occurring prior to or at the respective effective times which were committed by such officers and directors in their capacity as such; provided that the annual premium to be paid by Bristol for such insurance shall not exceed 150% of the most current annual premium paid by Bristol for its directors and officers liability insurance, without Bancshares’ prior approval.

(d) If Bancshares or any of its successors or assigns (i) shall consolidate with or merge into any corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provisions shall be made so that the successors and assigns of Bancshares shall assume the obligations set forth in this Section 5.20, to the extent Bristol does not elect to terminate this Agreement pursuant to Section 7.03 herein below.

(e) The provisions of this Section 5.20 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

5.21. EMPLOYEES AND CERTAIN OTHER MATTERS

(a) Upon consummation of the Merger all employees of Bristol at the Effective Time of the Merger shall become employees of BOF. Bancshares, Bristol and BOF reserve the right to terminate any such employee, and to modify the job duties, compensation and authority of such employee. At the Effective Time, all such employees shall be eligible for such employee benefits as are generally available to employees of BOF having like tenure, officer status and compensation levels except: (i) all executive and senior level management bonuses, stock options, restricted stock and similar benefits shall be at the discretion of Bancshares’ Compensation Committee; and (ii) all such employees shall be given full credit for all prior service as employees of Bristol.

(b) Bancshares and BOF will obtain a waiver of any pre-existing condition exclusion under any Bancshares Employee Benefit Plans that are group health plans for which any employees and/or officers (or dependents thereof) of Bristol covered by Employee Benefit Plans as of the date of Closing shall become eligible, to the extent: (i) such pre-existing condition was covered for a period of at least one year under a similar group health plan previously maintained by Bristol; and (ii) the individual affected by the pre-existing condition was covered by Bristol’s corresponding group health plan on the date immediately preceding the Effective Time. Bancshares and BOF shall further use their reasonable best efforts to shorten any pre-existing exclusion periods under any Bancshares Employee Benefit Plan to the extent that such period exceeds in duration any corresponding provision in an Employee Benefit Plan immediately prior to Closing. Bancshares and BOF shall credit employees of Bristol for amounts paid under Employee Benefit Plans during the year of Closing, that are group health plans for purposes of applying deductibles, co-payments and out-of-pocket limitations under such Bancshares Employee Benefit Plan.

5.22. UNDERTAKING TO FILE REPORTS AND COOPERATE IN RULE 144 TRANSACTIONS

Bancshares covenants to use its best efforts to file in a timely manner all materials required to be filed pursuant to Section 13, 14 or 15(d) of the Exchange Act, or the rules and regulations promulgated thereunder, so as to continue the availability of Rule 144 for resales by affiliates of Bristol of the shares of Bancshares Common Stock received by them in the Merger. In the event of any proposed sale of such Bancshares Common Stock by any such former shareholder of Bristol Common Stock who receives shares of Bancshares Common Stock by reason of the Merger, Bancshares covenants to use its best efforts to cooperate with such shareholder so as to enable such sale to be made in accordance with the requirements of Bancshares’ transfer agents and the reasonable requirements of the broker through which such sale is proposed to be executed. Without limiting the generality of the foregoing, Bancshares agrees to furnish, upon request and at its expense, to the extent it is able, with respect to each such sale a written statement certifying that Bancshares has filed all reports required to be filed by it under the Exchange Act for a period of at least one year preceding the sale of the proposed sale, and, in addition, has filed the most recent annual report required to be filed by it thereunder. Notwithstanding anything contained in this Section 5.22, Bancshares shall not be required to maintain the registration of the Bancshares Common Stock under Section 12 of the Exchange Act if it shall at any time be entitled to deregister those shares pursuant to the Exchange Act and the rules and regulations thereunder.

5.23. BANCSHARES CONDUCT OF BUSINESS

From the date hereof through the Closing, without the prior written consent of the chief executive officer of Bristol or his duly authorized designee, Bancshares shall not take or cause to be taken any action that would disqualify the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

5.24. COMPLIANCE DEFICIENCIES

From the date hereof through the Closing, Bristol shall use its best efforts (including, without limitation, expending capital resources, hiring such employees and engaging such consultants as may be required) to address, remediate, cure and prevent from reoccurring, all deficiencies or violations of law, cited by the FDIC or the OFR in any Report of Examination, examination exit interview, correspondence, or otherwise.

SECTION 6. CONDITIONS OF CLOSING

6.01. CONDITIONS OF ALL PARTIES

The obligations of each of the parties hereto to consummate the Merger are subject to the satisfaction of the following conditions at or prior to the Closing:

(a) This Agreement and the Merger shall have been duly approved by the shareholders of Bristol.

(b) The Registration Statement shall have become effective prior to the mailing of the Proxy Statement, no stop order suspending the effectiveness of the Registration Statement shall have been issued, and no proceedings for that purpose shall have been instituted or, to the knowledge of any party, shall be contemplated, and Bancshares shall have received all state securities laws permits and authorizations necessary to consummate the transactions contemplated hereby.

(c) No action or proceeding shall have been threatened or instituted before a court or other governmental body to restrain or prohibit the transactions contemplated by this Agreement or to obtain damages or other relief in connection with the execution of such agreements or the consummation of the transactions contemplated hereby or thereby; and no governmental agency shall have given notice to any party hereto to the effect that consummation of the transactions contemplated by this Agreement would constitute a violation of any law or that it intends to commence proceedings to restrain consummation of the Merger.

(d) All statutory requirements for the valid consummation of the transactions contemplated by the this Agreement shall have been fulfilled; all appropriate orders, consents and approvals from all regulatory agencies and other governmental authorities whose order, consent or approval is required by law for the consummation of the transactions contemplated by this Agreement shall have been received; and the terms of all requisite orders, consents and approvals shall then permit the effectuation of the Merger without imposing any material conditions with respect thereto that Bancshares reasonably determines to be unduly burdensome.

(e) Bristol shall have received a written opinion from Igler & Dougherty, P.A. in a form reasonably satisfactory to Bancshares and Bristol (the “Tax Opinion”), dated the date of the Effective Time, substantially to the effect that: (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (ii) each of Bancshares and Bristol will be a party to a reorganization within the meaning of Section 368(b) of the Code; (iii) no gain or loss will be recognized by holders of Bristol Common Stock who exchange all of their Bristol Common Stock solely for Bancshares Common Stock pursuant to the Merger (except with respect to any cash received in lieu of a fractional share interest in Bancshares Common Stock); (iv) the tax basis of the Bancshares Common Stock received (including fractional shares deemed received and redeemed) by holders of Bristol Common Stock who exchange all of their Bristol Common Stock solely for Bancshares Common Stock in the Merger will be the same as the tax basis of the Bristol Common Stock surrendered in exchange for the Bancshares Common Stock (reduced by an amount allocable to a fractional share interest in Bancshares Common Stock deemed received and redeemed); and (v) the holding period of the Bancshares Common Stock received

(including fractional shares deemed received and redeemed) by holders who exchange all of their Bristol Common Stock solely for Bancshares Common Stock in the Merger will be the same as the Bristol period of the Bristol Common Stock surrendered in exchange therefore, provided that such Bristol Common Stock is held as a capital asset at the Effective Time. In rendering such Tax Opinion, such counsel shall be entitled to rely upon representations of officers of Bristol and Bancshares reasonably satisfactory in form and substance to such counsel.

(f) Bancshares shall have offered a seat on its Board of Directors to Pat Frost, a current member of The Board of Directors of Bristol, who has been jointly selected by Bancshares and Bristol. Ms. Frost’s service on Bancshares’ Board of Directors shall commence as soon as practicable after the Effective Time.

6.02. ADDITIONAL CONDITIONS OF BANCSHARES

The obligations of Bancshares to consummate the Merger are also subject to the satisfaction of the following additional conditions at or prior to the Closing:

(a) The representations and warranties of Bristol contained in this Agreement shall be in all material respects true and correct, individually and in the aggregate, on and as of the Closing Date, with the same effect as though made on and as of such date, except to the extent of changes permitted by the terms of this Agreement, and Bristol shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it at or prior to the Closing. In addition, Bristol shall have delivered to Bancshares and BOF its certificate dated as of the Closing Date and signed by its chief executive officer and chief financial officer (or their functional equivalents) to the foregoing effect and to the effect that, except as specified in such certificate, such persons do not know, and have no reasonable grounds to know, of any material failure or breach of any representation, warranty or covenant made by it in this Agreement.

(b) There shall not have occurred any change from the date of the Latest Balance Sheet to the Closing Date in the financial condition, results of operations, or business of Bristol which has a material adverse effect on Bristol; provided, however, that: (i) the incurrence by Bristol of reasonable expenses in connection with the Merger (including fees and expenses of attorneys, accountants or other consultants not to exceed $200,000 in the aggregate and the payment to Sandler of its fee not to exceed 1.1% of the value of the Merger Consideration (as distinct from any expense reimbursement, which shall be included in the aforementioned $200,000) in accordance with the Sandler Agreement [the “Permitted Expenses”]); (ii) amounts payable under existing agreements; (iii) employee retention payments that do not exceed $50,000 in the aggregate, unless Bristol obtains Bancshares’ prior approval, which shall not be unreasonably withheld; (iv) the occurrence of an event specifically permitted under Section 5.07 and each of items (i), (ii), (iii) and (iv) are expressly deemed not to constitute such a material adverse effect.

(c) Bancshares shall have received “comfort” letters from Hacker, Johnson & Smith, P.A. dated, respectively, within three (3) days prior to the date of the Proxy Statement and within three (3) days prior to the Closing Date, in customary form for transactions of this sort and in substance reasonably satisfactory to Bancshares.

(d) Bancshares and BOF shall have received from Powell Goldstein, LLP, special counsel to Bristol, an opinion, dated as of the Closing Date, customary in scope and in form and substance substantially as set forth on Exhibit 6.02(d). In giving such opinions, such counsel may rely as to questions of fact upon certificates of one or more officers of Bristol and governmental officials.

(e) Bancshares shall have received from Christopher F. Roden a signed non-competition agreement and from Jasper Eanes a signed employment agreement termination and release, in form and substance reasonably satisfactory to Bancshares. Mr. Eanes’ agreement shall terminate his employment related agreement listed on Schedule 3.13(a)(ii) of the Schedule of Exceptions, acknowledge receipt by Mr. Eanes of any and all payments due under such agreement (to the extent such payments are permissible pursuant to12 USC Section 1828(k) or 12 CFR Part 359) and releasing Bristol, Bancshares and BOF from any and all obligations thereunder.

(f) Bancshares shall have received a Director’s and Officer’s Commitment in the form specified on Exhibit 5.09 hereto (as contemplated by and within the timeframe specified in Subsection 5.09) from each person who serves as an executive officer or director of Bristol; and Bancshares shall have received from each such person a written confirmation dated not earlier than five (5) days prior to the Closing Date to the effect that each representation made in such person’s Director’s and Officer’s Commitment is true and correct as of the date of such confirmation and that such person has complied with all of his or her covenants therein through the date of such confirmation; in each case to the extent necessary to ensure, in the reasonable judgment of Bancshares, compliance with Rule 145 under the Securities Act.

(g) No adverse regulatory action shall be pending or threatened against Bristol, including (without limitation) any proposed amendment to the MOU or any other existing agreement, memorandum, letter, agreement, order or decree, formal or informal, between any regulator and Bristol, if such action would or could impose any material liability on Bancshares, interfere in any material respect with the conduct of the businesses of Bancshares’ consolidated group following the Merger or impede Bancshares’ ability to obtain any required regulatory approval for the Merger.

6.03. ADDITIONAL CONDITIONS OF BRISTOL

The obligations of Bristol to consummate the Merger are also subject to the satisfaction of the following additional conditions at or prior to the Closing:

(a) The representations and warranties of Bancshares and BOF contained in this Agreement shall be true and correct in all material respects, individually and in the aggregate, on the Closing Date, with the same effect as though made on and as of such date, except to the extent of changes permitted by the terms of this Agreement, and each of Bancshares and BOF shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it at or prior to the Closing. In addition, each of Bancshares and BOF shall have delivered to Bristol its certificate dated as of the Closing Date and signed by its chief executive officer and chief financial officer to the foregoing effect and to the effect that, except as specified in such certificate, such persons do not know, and have no reasonable grounds to know, of any material failure or breach of any representation, warranty or covenant made by it in this Agreement.

(b) Bristol shall have received from Igler & Dougherty, P.A., counsel for Bancshares and BOF, an opinion, dated as of the Closing Date, customary in scope and in form and substance substantially as set forth on Exhibit 6.03(b). In giving such opinion, such counsel may rely as to questions of fact upon certificates of one or more officers of Bancshares or members of Bancshares’ consolidated group, and governmental officials.

(c) Bristol shall have received a fairness opinion from Sandler dated the date of the meeting of the Board of Directors approving this Agreement and updated to the date of the proxy statement related to the Special Meeting of Shareholders of Bristol is sent to Bristol’s shareholders, in each case in form and substance satisfactory to Bristol, confirming such financial advisor’s prior opinion to the Board of Directors of Bristol to the effect that the consideration to be paid in the Merger is fair to its shareholders from a financial point of view.

(d) There shall not have occurred any change from the date of Bancshares’ Latest Balance Sheet to the Closing Date in the financial condition, results of operations or business of Bancshares’ consolidated group taken as a whole which has a material adverse effect on Bancshares’ consolidated group taken as a whole.

6.04. WAIVER OF CONDITIONS

Any condition to a party’s obligations hereunder may be waived by that party, other than the conditions specified in Subsections (a), (b), (c) and (d) of Section 6.01 hereof and the condition specified in Subsection (c) of Section 6.03 hereof. The failure to waive any condition hereunder shall not be deemed a breach of Section 5.02 hereof.

SECTION 7. TERMINATION

7.01. TERMINATION

This Agreement may be terminated and the Merger contemplated herein abandoned at any time before the Effective Time, whether before or after approval by the shareholders of Bristol as follows:

(a) By the mutual consent of the Board s of Directors of Bancshares and Bristol.

(b) By the Board of Directors of either Bancshares or Bristol in the event of a breach by the other of them of any representation or warranty contained in this Agreement or of any covenant contained in this Agreement which individually or in the aggregate may be deemed to have a material adverse effect on such party (it being specifically agreed, without limitation, that a breach of Bristol’s covenant contained in Section 5.24 shall be deemed to have a material adverse effect on Bristol), which in either case cannot be, or has not been, cured within thirty (30) days after written notice of such breach is given to the entity committing such breach, provided that the right to effect such cure shall not extend beyond the date set forth in Subsection (c)(i) of this section.

(c) By the Board of Directors of either Bancshares or Bristol if: (i) all conditions to Closing required by Section 6 hereof have not been met by or can not be met by November 30, 2006, and has not been waived by each party in whose favor such condition inures, or (ii) if the Merger has not been consummated by December 31, 2006, provided, in either instance, that the failure to consummate the transactions contemplated hereby is not caused by the party electing to terminate pursuant to clause (i) or (ii).

(d) By Bancshares if this Agreement or the Merger fails to receive the requisite vote at any meeting of the Bristol’s shareholders called for the purpose of voting thereon or by Bristol if Bancshares fails to obtain regulatory approval of the Merger or obtain effectiveness of the Registration Statement.

(e) By Bancshares if the Board of Directors of Bristol shall: (i) withdraw, modify or change its recommendation to its shareholders of this Agreement or the Merger, or shall have resolved to do any of the foregoing or; (ii) sell, lease, transfer or dispose of all or substantially all of the assets of Bristol; or (iii) permit the acquisition, by any person or group, of the beneficial ownership of 15% or more of any class of Bristol capital stock; or shall have made any announcement of any agreement to do any of the foregoing.

(f) By Bristol in the event Bristol receives a bona fide written offer with respect to any tender or exchange or any a merger, consolidation, or acquisition of all of the stock or assets of Bristol, or other business combination involving Bristol, or any transaction to acquire in any manner, a 10% or greater equity interest in, or more than 10% of the assets of Bristol (“Acquisition Transaction”) and the Board of Directors of Bristol determines in good faith, after consultation with its financial advisors and counsel, that such Acquisition Transaction is more favorable to Bristol’s shareholders than the transaction contemplated by this Agreement.

(g) By Bancshares, if the holders of more than 30% in the aggregate of the outstanding Bristol Common Stock shall have voted such shares against this Agreement or the Merger at any meeting called for the purpose of voting thereon and shall have exercised their Dissenters’ Rights in accordance with the FFIC.

(h) By Bancshares, upon the entry of a formal enforcement agreement or order [e.g., a Cease and Desist Order] against Bristol by the OFR or the FDIC.

(i) By Bristol, upon Bancshares’ failure to timely file the regulatory applications required by Subsection 5.14(a).

7.02. EFFECT OF TERMINATION

Upon termination of this Agreement pursuant to this Section 7, there shall be no liability by reason of this Agreement, or the termination thereof, on the part of any party or their respective directors, officers, employees, agents or shareholders except for any liability of a party hereto arising out of (i) a willful breach of any representation, warranty or covenant in this Agreement prior to the date of termination, except if such breach was required by law or by any regulatory authority; (ii) a termination pursuant to Section 7.01 and causing payment to be made under Section 7.03; or (iii) a breach of any of the following provisions: the second to last sentence of Section 5.01 or Subsections 5.13(b) and (c).

7.03. TERMINATION PAYMENT

If this Agreement is terminated by Bancshares pursuant to Subsection 7.01(b), Subsection 7.01(c), Subsection 7.01(d), or Subsection 7.01(e), then Bristol (or its successor) shall pay or cause to be paid to Bancshares upon demand a termination payment of $250,000 payable in same day funds. If this Agreement is terminated by Bristol pursuant to Subsection 7.01(f), then Bristol (or its successor) shall pay or cause to be paid to

Bancshares upon demand a termination payment of $1,000,000 payable in same day funds. If this Agreement is terminated by Bristol pursuant to Subsections 7.01(b), 7.01(c), or 7.01(d), then Bancshares shall pay or cause to be paid to Bristol upon demand a termination payment of $250,000 payable in same day funds. If a party elects to so demand a termination payment pursuant to this Section 7.03, such party shall be deemed to have elected its remedy and such termination payment shall be such party’s exclusive remedy hereunder. If this Agreement is terminated pursuant to Subsection 7.01(a), by Bancshares pursuant to Subsection 7.01(h), or by Bristol pursuant to Subsection 7.01(i), neither Bancshares nor Bristol shall be entitled to a termination payment.

SECTION 8. MISCELLANEOUS

8.01. NOTICES

Any notice, communication, request, reply, advice or disclosure (hereinafter severally and collectively “notice”) required or permitted to be given or made by any party to another in connection with this Agreement or the transactions herein contemplated must be in writing and may be given or served by depositing the same in the United States mail, postage prepaid and registered or certified with return receipt requested, or by delivering the same to the address of the person or entity to be notified, or by sending the same by a national commercial courier service (such as Airborne Express, Federal Express, Emery Air Freight, Network Courier, UPS or the like) for next day delivery provided such delivery is confirmed in writing by such courier. Notice deposited in the mail in the manner hereinabove described shall be effective 48 hours after such deposit, and notice delivered in person or by commercial courier shall be effective at the time of delivery. A party delivering notice shall endeavor to obtain a receipt therefore. For purposes of notice, the addresses of the parties shall, until changed as hereinafter provided, be as follows:

If to Bancshares or BOF:

Michael L. McMullan

Chief Executive Officer and President

Bancshares of Florida, Inc.

1185 Immokalee Road

Naples, Florida 34110

With copies to:

A. George Igler, Esq.

Igler & Dougherty, P.A.

2457 Care Drive

Tallahassee, Florida 32308

If to Bristol:

Christopher F. Roden

Chief Executive Officer

Bristol Bank

1493 Sunset Drive

Coral Gables, Florida 33143

With copies to:

Walter G. Moeling, IV, Esq.

Powell Goldstein LLP

One Atlantic Center - Fourteenth Floor

1201 West Peachtree Street, NW

Atlanta, Georgia 30309

8.02. WAIVER

The failure by any party to enforce any of its rights hereunder shall not be deemed to be a waiver of such rights, unless such waiver is an express written waiver which has been signed by the waiving party. Waiver of any one breach shall not be deemed to be a waiver of any other breach of the same or any other provision hereof.

8.03. EXPENSES

Except as otherwise provided herein, regardless of whether the Merger is consummated, all expenses incurred in connection with this Agreement and the transactions contemplated hereby and thereby shall be borne by the party incurring them.

8.04. HEADINGS

The headings in this Agreement have been included solely for reference and shall not be considered in the interpretation or construction of this Agreement.

8.05. ANNEXES, EXHIBITS AND SCHEDULES

The exhibits and schedules to this Agreement are incorporated herein by this reference and expressly made a part hereof.

8.06. INTEGRATED AGREEMENT

This Agreement constitutes the entire understanding and agreement among the parties hereto with respect to the subject matter hereof, and there are no agreements, understandings, restrictions, representations or warranties among the parties other than those set forth herein or therein, all prior agreements and understandings being superseded hereby.

8.07. CHOICE OF LAW

The validity of this Agreement, the construction of its terms and the determination of the rights and duties of the parties hereto in accordance therewith shall be governed by and construed in accordance with the laws of the United States and those of the State of Florida applicable to contracts made and to be performed wholly within such State. The parties hereto mutually consent and submit to the personal jurisdiction of the state and federal courts located in the State of Florida and agree that any action, suit or proceeding concerning or related to this Agreement must be brought exclusively in the federal courts located in Broward County, Florida to the extent federal courts will accept jurisdiction over such matters, or exclusively in the Florida state courts located in Broward County in the event federal courts do not accept jurisdiction over the subject matter.

8.08. PARTIES IN INTEREST

This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, except that this Agreement may not be transferred or assigned by any member of Bancshares’ consolidated group or Bristol without the prior written consent of the other parties hereto, including any transfer or assignment by operation of law. Nothing in this Agreement is intended or shall be construed to confer upon or to give any person other than the parties hereto any rights or remedies under or by reason of this Agreement, except as expressly provided for herein and therein.

8.09. AMENDMENT

The parties may, by mutual agreement of their respective Board s of Directors, amend, modify or supplement this Agreement, or any exhibit or schedule of any of them, in such manner as may be agreed upon by the parties in writing, at any time before or after approval of this Agreement and the transactions contemplated hereby by the shareholders of the parties hereto. This Agreement and any exhibit or schedule to this Agreement may be amended at any time and, as amended, restated by the chief executive officers of the respective parties (or their respective designees) without the necessity for approval by their respective Board s of Directors or shareholders, to correct typographical errors or to change erroneous references or cross references, or in any other manner which is not material to the substance of the transactions contemplated hereby.

8.10. COUNTERPARTS

This Agreement may be executed by the parties in any number of counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same document.

8.11. NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES; COVENANTS

None of the representations and warranties in this Agreement or in any instrument delivered pursuant hereto shall survive the Effective Time. The covenants of the parties set forth herein shall survive the Effective Time in accordance with their terms and, in the absence of a specified survival term, for the applicable statute of limitations.

THE FOREGOING AGREEMENT WAS AGREED TO AND ENTERED INTO AS OF THE DATE FIRST WRITTEN ABOVE.

BRISTOL BANK

By:	/s/ Christopher F. Roden
Christopher F. Roden
Chief Executive Officer

BANCSHARES OF FLORIDA, INC.

By:	John B. James
John B. James
Executive Vice President and Director of Corporate Risk Management

BANK OF FLORIDA

By:	R. Mark Manitz
R. Mark Manitz
President and Chief Executive Officer

Appendix B

TITLE 36. Banks and Banking

CHAPTER 658 Section 658.44. DISSENTERS’ RIGHTS

658.44 Approval by stockholders; rights of dissenters; preemptive rights.

(1) The office shall not issue a certificate of merger to a resulting state bank or trust company unless the plan of merger and Merger Agreement, as adopted by a majority of the entire board of directors of each constituent bank or trust company, and as approved by each appropriate federal regulatory agency and by the office, has been approved:

(a) By the stockholders of each constituent national bank as provided by, and in accordance with the procedures required by, the laws of the United States applicable thereto, and

(b) After notice as hereinafter provided, by the affirmative vote or written consent of the holders of at least a majority of the shares entitled to vote thereon of each constituent state bank or state trust company, unless any class of shares of any constituent state bank or state trust company is entitled to vote thereon as a class, in which event as to such constituent state bank or state trust company the plan of merger and Merger Agreement shall be approved by the stockholders upon receiving the affirmative vote or written consent of the holders of a majority of the shares of each class of shares entitled to vote thereon as a class and of the total shares entitled to vote thereon. Such vote of stockholders of a constituent state bank or state trust company shall be at an annual or Annual Meeting of stockholders or by written consent of the stockholders without a meeting as provided in s. 607.0704.

Approval by the stockholders of a constituent bank or trust company of a plan of merger and Merger Agreement shall constitute the adoption by the stockholders of the articles of incorporation of the resulting state bank or state trust company as set forth in the plan of merger and Merger Agreement.

(2) Written notice of the meeting of, or proposed written consent action by, the stockholders of each constituent state bank or state trust company shall be given to each stockholder of record, whether or not entitled to vote, and whether the meeting is an annual or a Annual Meeting or whether the vote is to be by written consent pursuant to s. 607.0704, and the notice shall state that the purpose or one of the purposes of the meeting, or of the proposed action by the stockholders without a meeting, is to consider the proposed plan of merger and Merger Agreement. Except to the extent provided otherwise with respect to stockholders of a resulting bank or trust company pursuant to subsection (7), the notice shall also state that dissenting stockholders will be entitled to payment in cash of the value of only those shares held by the stockholders:

(a) Which at a meeting of the stockholders are voted against the approval of the plan of merger and Merger Agreement;

(b) As to which, if the proposed action is to be by written consent of stockholders pursuant to s. 607.0704, such written consent is not given by the holder thereof; or

(c) With respect to which the holder thereof has given written notice to the constituent state bank or trust company, at or prior to the meeting of the stockholders or on or prior to the date specified for action by the stockholders without a meeting pursuant to s. 607.0704 in the notice of such proposed action, that the stockholder dissents from the plan of merger and Merger Agreement.

Hereinafter in this section, the term “dissenting shares” means and includes only those shares, which may be all or less than all the shares of any class owned by a stockholder, described in paragraphs (a), (b), and (c).

(3) On or promptly after the effective date of the merger, the resulting state bank or trust company, or a bank holding company which, as set out in the plan of merger or Merger Agreement, is offering shares rights, obligations, or other securities or property in exchange for shares of the constituent banks or trust companies, may fix an amount which it considers to be not more than the fair market value of the shares of a constituent bank or trust company and which it will pay to the holders of dissenting shares of that constituent bank or trust company and, if it fixes such amount, shall offer to pay such amount to the holders of all dissenting shares of that constituent bank or trust company. The amount payable pursuant to any such offer which is accepted by the holders of dissenting shares, and

B-1

the amount payable to the holders of dissenting shares pursuant to an appraisal, shall constitute a debt of the resulting state bank or state trust company.

(4) The owners of dissenting shares who have accepted an offer made pursuant to subsection (3) shall be entitled to receive the amount so offered for such shares in cash upon surrendering the stock certificates representing such shares at any time within 30 days after the effective date of the merger, and the owners of dissenting shares, the value of which is to be determined by appraisal, shall be entitled to receive the value of such shares in cash upon surrender of the stock certificates representing such shares at any time within 30 days after the value of such shares has been determined by appraisal made on or after the effective date of the merger.

(5) The value of dissenting shares of each constituent state bank or state trust company, the owners of which have not accepted an offer for such shares made pursuant to subsection (3), shall be determined as of the effective date of the merger by three appraisers, one to be selected by the owners of at least two-thirds of such dissenting shares, one to be selected by the board of directors of the resulting state bank, and the third to be selected by the two so chosen. The value agreed upon by any two of the appraisers shall control and be final and binding on all parties. If, within 90 days from the effective date of the merger, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such dissenting shares, the office shall cause an appraisal of such dissenting shares to be made which will be final and binding on all parties. The expenses of appraisal shall be paid by the resulting state bank or trust company.

(6) Upon the effective date of the merger, all the shares of stock of every class of each constituent bank or trust company, whether or not surrendered by the holders thereof, shall be void and deemed to be canceled, and no voting or other rights of any kind shall pertain thereto or to the holders thereof except only such rights as may be expressly provided in the plan of merger and Merger Agreement or expressly provided by law.

(7) The provisions of subsection (6) and, unless agreed by all the constituent banks and trust companies and expressly provided in the plan of merger and Merger Agreement, subsections (3), (4), and (5) are not applicable to a resulting bank or trust company or to the shares or holders of shares of a resulting bank or trust company the cash, shares, rights, obligations, or other securities or property of which, in whole or in part, is provided in the plan of merger or Merger Agreement to be exchanged for the shares of the other constituent banks or trust companies.

(8) The stock, rights, obligations, and other securities of a resulting bank or trust company may be issued as provided by the terms of the plan of merger and Merger Agreement, free from any preemptive rights of the holders of any of the shares of stock or of any of the rights, obligations, or other securities of such resulting bank or trust company or of any of the constituent banks or trust companies.

(9) After approval of the plan of merger and Merger Agreement by the stockholders as provided in subsection (1), there shall be filed with the office, within 30 days after the time limit in s. 658.43(5), a fully executed counterpart of the plan of merger and Merger Agreement as so approved if it differs in any respect from any fully executed counterpart thereof theretofore filed with the office, and copies of the resolutions approving the same by the stockholders of each constituent bank or trust company, certified by the president, or chief executive officer if other than the president, and the cashier or corporate secretary of each constituent bank or trust company, respectively, with the corporate seal impressed thereon.

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Appendix C

INVESTMENT BANKING GROUP

March 8, 2006

Board of Directors

Bristol Bank

1493 Sunset Drive

Coral Gables, FL 33143

Ladies and Gentlemen:

Bristol Bank (“Bristol Bank”), Bancshares of Florida, Inc. (“Bancshares”) and Bank of Florida (“BOF”) have entered into an Agreement and Plan of Merger, dated as of March 8, 2006 (the “Agreement”), pursuant to which Bristol will be merged with and into BOF (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each share of Bristol Bank Class A common stock, par value $5.00 per share and Bristol Bank Class B common stock, par value $5.00 per share, issued and outstanding immediately prior to the Merger (the “Bristol Common Stock”), other than certain shares specified in the Agreement, will be converted into the right to receive (a) cash in an amount equal to $16.83 (the “Cash Consideration”), without interest; (b) a number of shares of Bancshares common stock, par value $0.01 per share (the “Bancshares Common Stock”) equal to the Exchange Ratio (the “Stock Consideration”); or (c) at the election of the holder of Bristol Common Stock, a combination of the Cash Consideration and Stock Consideration, subject to the election and proration procedures set forth in the Agreement which provide generally, among other things, that no more than 30% of the aggregate number of shares of Bristol Common Stock outstanding immediately prior to the effective time of the Merger will be converted into cash (the “Maximum Cash Election Number”) and that the number of Bristol Common Stock to be converted into the right to receive Stock Consideration shall be at least 70% of the aggregate number of Bristol Common Stock outstanding immediately prior to the effective time of the Merger. Pursuant to the Agreement, the Exchange Ratio is equal to (a) 0.9471, if the Average Closing Price of Bancshares Common Stock is less than or equal to $17.77; (b) if the Average Closing Price is between $17.77 and less than $24.04, the quotient of 16.83 divided by the Average Closing Price; or (c) 0.7001, if the Average Closing Price is greater than or equal to $24.04. Capitalized terms used herein not otherwise defined shall have the same meanings ascribed to such term in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Bristol Common Stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain financial statements and other historical financial

+ Sandler O’Neill + Partners, L.P.	+ www.SANDLERONEILL.com
919 Third Avenue, 6th floor. New York. NY 10022 T: (212) 466-7700 F: (212) 466-7711

Board of Directors Bristol Bank March 8, 2006

information of Bristol Bank provided by senior management of Bristol Bank and that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Bancshares that we deemed relevant; (iv) internal financial projections for Bristol Bank for the year ending December 31, 2006 prepared by and reviewed with management of Bristol Bank and earnings per share estimates for Bristol for the year ending December 31, 2007 published by I/B/E/S and discussed with the management of Bancshares; (v) earnings per share estimates for Bancshares for the years ending December 31, 2006 and 2007 published by I/B/E/S and discussed with the management of Bancshares; (vi) the pro forma financial impact of the Merger on Bancshares, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior managements of Bristol Bank and Bancshares; (vii) the publicly reported historical price and trading activity for Bancshares common stock, including a comparison of certain financial and stock market information for Bancshares with similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Bristol Bank the business, financial condition, results of operations and prospects of Bristol Bank and held similar discussions with certain members of senior management of Bancshares regarding the business, financial condition, results of operations and prospects of Bancshares.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Bristol Bank or Bancshares or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of Bristol Bank and Bancshares that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Bristol Bank or Bancshares or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Bristol Bank or Bancshares nor have we reviewed any individual credit files relating to Bristol Bank or Bancshares. We have assumed, with your consent, that the respective allowances for loan losses for both Bristol Bank and Bancshares are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. With respect to the financial projections for Bristol Bank and Bancshares and all projections of transaction costs, purchase accounting adjustments and expected cost savings prepared by and/or reviewed with the managements of Bristol Bank and Bancshares and used by Sandler O’Neill in its analyses, Bristol

Board of Directors Bristol Bank March 8, 2006

Bank’s and Bancshares’ managements confirmed to us that they reflected the best currently available estimates and judgments of the respective managements of the respective future financial performances of Bristol Bank and Bancshares and we assumed that such performances would be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. Except with respect to certain potential regulatory issues concerning Bristol, we have assumed that there has been no material change in Bristol Bank’s or Bancshares’ assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Bristol Bank and Bancshares will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice Bristol Bank has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of Bancshares’ common stock will be when issued to Bristol Bank’s shareholders pursuant to the Agreement or the prices at which Bancshares’ common stock may trade at any time.

We have acted as Bristol Bank’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. Bristol Bank has also agreed to indemnify us against certain liabilities arising out of our engagement. In the future, we intend to solicit and may provide, investment banking services for which we will receive compensation, including during the period prior to the closing of the Merger.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Bristol Bank and Bancshares and their affiliates. We may also actively trade the equity or debt securities of Bancshares or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of Bristol Bank in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Bristol Bank as to how such shareholder should vote at any meeting of shareholders called to consider and

Board of Directors Bristol Bank March 8, 2006

vote upon the Merger or the form of consideration such shareholder should elect in the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to holders of Bristol Bank Common Stock and does not address the underlying business decision of Bristol Bank to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Bristol Bank or the effect of any other transaction in which Bristol Bank might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O’Neill’s prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of Bristol Bank Common Stock from a financial point of view.

Very truly yours,

Sandler O’Neill & Partners, L.P.

Appendix D

Proposed Roden Non-competition Agreement

BANCSHARES OF FLORIDA, INC.

NON-COMPETITION AGREEMENT

THIS NON-COMPETITION AGREEMENT (“Agreement”) is entered into by and between Bancshares of Florida, Inc. (“Company”) and Christopher F. Roden (“Roden”).

WHEREAS, in consideration of benefits received by Roden in connection with the recent merger of the Company’s subsidiary, Bank of Florida, and Bristol Bank, and in further consideration of the benefits to be provided by Company to Roden hereunder; and

WHEREAS, in recognition of Roden’s continuing contribution to Company and its subsidiaries, Company wishes to protect Roden’s position therewith in the manner provided in the Agreement in the event of a Change in Control of the Company.

NOW, THEREFORE, in consideration of Roden’s contributions and responsibilities, Company hereby agrees to provide Roden with certain severance benefits as specifically provided herein.

SECTION 1 – DEFINITIONS

(a) “Change in Control” means an event that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended (“Exchange Act”) or any successor disclosure item; provided that, without limitation, such a Change in Control (as set forth in 12 U.S.C. Section 1841 (a)(2) of the Bank Holding Company Act of 1956, as amended) shall be deemed to have occurred if any person (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than any person who on the date hereof is a director or officer of Company: (i) directly or indirectly, or acting in concert through one or more other persons, owns, controls, or has power to vote 25% or more of any class of the then outstanding voting securities of Company; or (ii) controls in any manner the election of the directors of Company. For purposes of this Agreement, a “Change in Control” shall be deemed not to have occurred in connection with a reorganization, consolidation, or merger of Company whereby the stockholders of Company, immediately before the consummation of the transaction, will own over 50% of the total combined voting power of all classes of stock entitled to vote of the surviving entity immediately after the transaction.

(b) Termination for “just cause” means termination because of Roden’s personal dishonesty, incompetence, insubordination, misconduct or conduct which negatively reflects upon the Company, breach of fiduciary duty, intentional failure to perform stated duties, willful violation of any law, rule, or regulation (other than minor traffic violations or similar offenses), or final cease-and-desist order. In determining “incompetence,” the acts or omissions shall be measured against standards generally prevailing in the banking industry. No act, or failure to act on Roden’s part, shall be considered “willful” unless done, or omitted to be done, by Roden not in good faith and without reasonable belief that Roden’s action or omission was in the best interest of Company; provided that any act or omission to act on Roden’s behalf in reliance upon advice or written opinion of Company’s counsel shall not be deemed to be willful.

(c) “Protected Period” means the term of this Agreement.

SECTION 2 – TERM OF AGREEMENT

This Agreement shall remain in effect for one year commencing on                     , 2006, and terminating on                     , 2007, unless extended or terminated in accordance with the terms and conditions set forth in Section 8 herein.

SECTION 3 – PAYMENTS TO RODEN UPON CHANGE IN CONTROL

If Company terminates Roden’s employment without “just cause,” Roden shall be entitled to receive the termination benefits described in Section 4 herein, if a Change in Control also occurs or has occurred within the Protected Period. Roden shall also be entitled to receive such termination benefits described in Section 4 herein, if within 90 days of a Change in Control Roden elects to terminate his employment; provided, however, if the surviving entity following a Change in Control offers Roden a position at the same salary as he was receiving from Company at the time of the Change in Control, Roden shall not be entitled to receive the termination benefits described in Section 4 herein.

SECTION 4 – TERMINATION BENEFITS

(a) Upon a termination described in Section 3, Company or its successor(s) shall pay Roden, or in the event of Roden’s subsequent death, Roden’s estate, as severance pay, a sum equal to one year of Roden’s “highest annual base salary.” For purposes of this Agreement, Roden’s “highest annual base salary” shall mean Roden’s highest base salary, plus Roden’s average annual bonus during the three years immediately preceding Roden’s termination. Such payment shall be made in one lump sum payment within ten business days of such a termination of employment.

(b) Upon a termination described in Section 3, Company or its successor(s) shall continue to provide life, health, and disability coverage (“Coverage”) comparable to the coverage maintained by Company for Roden prior to Roden’s severance. Such Coverage shall cease upon the earlier of Roden obtaining new employment and receiving Coverage through another Company, which provides comparable coverage, or six months from the date of Roden’s termination.

SECTION 5 – SUSPENSION OF OBLIGATIONS

(a) If Roden is suspended from office and/or temporarily prohibited from participating in the conduct of Company’s affairs pursuant to an action brought by the Florida Office of Financial Regulation, Office of the Comptroller of the Currency, Office of Thrift Supervision, or the Federal Deposit Insurance Corporation (any and all referred to herein as “Regulatory Agency”), Company’s obligations under this Agreement shall be suspended as of the date of such action. The obligations of this Agreement shall be suspended as of the date of such action. The obligations of this Agreement shall be reinstated if the charges of the Regulatory Agency are subsequently dismissed, or if the Roden is otherwise determined to be not guilty of such charges.

(b) If Roden is removed from office and/or permanently prohibited from participating in the conduct or affairs of Company by a final order resulting from an action brought by a Regulatory Agency, all obligations of Company under this Agreement shall terminate as of the effective date of such order.

SECTION 6 – NOTICE OF TERMINATION

Any purported termination by Company or by Roden shall be communicated by a Notice of Termination to the other party hereto. For purposes of this Agreement, a “Notice of Termination” shall mean a written notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Roden’s employment under the provision so indicated.

SECTION 7 – AGREEMENT NOT TO COMPETE

(a) In consideration of the benefits and protections provided under this Agreement, Roden agrees that during the term of this Agreement, and for a period of one year following the termination of Roden’s employment for any reason other than a termination that would entitle Roden to receive the severance benefits described in Section 4, Roden shall not become employed, directly or indirectly, whether as an Roden, independent contractor, consultant, or otherwise, with any federally-insured financial institution, financial holding company, bank holding company, or other financial services provider located in Miami-Dade County, Florida that offers similar products or services as those offered by the Company, or with any person or entity whose intent it is to organize another such company or entity located in Miami-Dade County, Florida.

Roden further agrees that for a period of one year following the termination of Roden’s employment hereunder for any reason other than a termination that would entitle Roden to receive the severance benefits described in Section 4, Roden shall not, directly or indirectly: (i) solicit the business of any then current customer (e.g., borrower or depositor) of the Company or any of its subsidiaries, regardless of whether or not Roden was responsible for generating such customer’s business for the Company or any of its subsidiaries; or (ii) solicit any employees of the Company or any of its subsidiaries to leave the employ of Company or any of its subsidiaries.

(b) Roden hereby agrees that the duration of the anti-competitive covenant set forth herein is reasonable, and that its geographic scope is not unduly restrictive.

(c) The parties acknowledge and agree that money damages cannot fully compensate Company in the event of Roden’s violation of the provisions of this Section 7. Thus, in the event of a breach of any of the provisions of this Section 7, Roden agrees that Company, upon application to a court of competent jurisdiction, shall be entitled to an injunction restraining Roden from any further breach of the terms and provisions of this Section 7. Roden’s sole remedy, in the event of the wrongful entry of such injunction, shall be the dissolution of such injunction and any costs as provided for in Section 10 herein. Roden hereby waives any and all claims for damages by reason of the wrongful issuance of any such injunction.

SECTION 8 – MODIFICATION AND WAIVER

(a) This Agreement may not be modified or amended except as agreed to in writing by the parties hereto.

(b) No term or condition of this Agreement shall be deemed to have been waived, nor shall there be any estoppels against the enforcement of any provision of this Agreement, except by written instrument of the party charged with such waiver or estoppel. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition in the future, or as to any act other than that specifically waived.

SECTION 9 – ARBITRATION

The parties agree that, except for the specific remedies for injunctive relief as contained in Section 7, any controversy or claim arising out of or relating to this Agreement or any breach hereof, including, without limitation, any claim that this Agreement or any portion hereof is invalid, illegal, or otherwise voidable, shall be submitted to binding arbitration before and in accordance with the rules of the American Arbitration Association and judgment upon the determination and/or award of such arbitrator(s) may be entered in any court having jurisdiction thereof. Provided, however, that this Section shall not be construed to permit the award of punitive damages to either party. The venue of any arbitration shall be in Miami-Dade County, Florida.

SECTION 10 – ATTORNEYS’ FEES

In the event of any proceeding occurring out of or involving this Agreement, the prevailing party shall be entitled to the recovery of reasonable attorneys’ fees, expenses, and costs, including fees and costs to enforce an award.

SECTION 11 – SEVERABILITY

The invalidity or unenforceability of any provision or provisions of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

SECTION 12 – HEADINGS FOR REFERENCE ONLY

The headings of the Sections herein are included solely for convenience of reference and shall not control the meaning or the interpretation of any of the provisions of this Agreement.

SECTION 13 – APPLICABLE LAW AND VENUE

This Agreement shall be governed in all respects and be interpreted by and under the laws of the State of Florida. Any litigation regarding this Agreement shall be brought in the appropriate court in Miami-Dade County, Florida.

SECTION 14 – SUCCESSORS

Company shall require any successor to the business and/or assets of Company in connection with a Change in Control to assume and agree to perform its obligations under this Agreement in writing.

SECTION 15 – NO CONTRACT OF EMPLOYMENT

This Agreement shall not, under any circumstances, be deemed to constitute an employment contract between Company and Roden or to be in consideration of or an inducement for the continued employment of Roden. Nothing contained in this Agreement shall be deemed to give Roden the right to be retained in the service of Company, or to interfere with the right of Company to discharge Roden at any time.

SECTION 16 – LIMITATION OF RIGHTS

Neither this Agreement, nor any amendment hereof, nor the payment of any benefits hereunder shall be construed as giving Roden or any other person any legal or equitable right against Company except as expressly provided herein.

IN WITNESS WHEREOF, Company has duly executed this Agreement this      day of                     , 2006.

RODEN	BANCSHARES OF FLORIDA, INC.

By:
Christopher F. Roden		Michael L. McMullan
Chief Executive Officer & President